As filed with the Securities and Exchange Commission on September 29, 2000

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICAN MEDICAL LABORATORIES, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	8071	54-1983356
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14225 Newbrook Drive
Chantilly, VA 20153
Telephone: (703) 802-6900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy J. Brodnik
Chairman, President and Chief Executive Officer
14225 Newbrook Drive
Chantilly, VA 20153
Telephone: (703) 802-6900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sanford E. Perl, Esq.
Gerald T. Nowak, Esq.
Kirkland & Ellis
200 E. Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000

John D. Watson, Jr., Esq.
Stuart S. Kurlander, Esq.
Latham & Watkins
1001 Pennsylvania Avenue, N.W., Suite 1300
Washington, D.C. 20004
Telephone: (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $.01 per share	$115,000,000	$30,360

(1) Includes shares of common stock that the underwriters have the option to purchase from the registrant to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 2000

Shares



Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $ and $ per share. We are applying to list our common stock on The Nasdaq National Market under the symbol ''AMLS.''

The underwriters have an option to purchase a maximum of   additional shares from us to cover over-allotments of shares.

Investing in the common stock involves risks. See "Risk Factors" on page 4.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to AML
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about   , 2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Banc of America Securities LLC

First Union Securities, Inc.

The date of this prospectus is   , 2000.

[Description of cover art:

Graphics — pictures of medical technicians performing various tasks and a picture of our headquarters building.

Captions — American Medical Laboratories
       — The CLIENT is our reason for being here.]

TABLE OF CONTENTS

	Page
Prospectus Summary	1
Risk Factors	4
Cautionary Note Regarding Forward-Looking Statements	13
Use of Proceeds	14
Dividend Policy	14
Capitalization	15
Dilution	16
Selected Consolidated Financial Data	17
Unaudited Pro Forma Condensed Consolidated Statements of Operations	19
Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Business	30
Management	44
Principal Stockholders	53
Certain Relationships and Related Transactions	55
Description of Capital Stock	58
Shares Eligible for Future Sale	61
Material United States Tax Considerations for Non-United States Holders	63
Underwriting	67
Notice to Canadian Residents	70
Legal Matters	71
Experts	71
Where You Can Find More Information	71
Index to Financial Statements	F-1

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until , 2000 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. Unless specifically indicated in this prospectus or the context otherwise requires, the terms "we," "us," "our," "AML" and "company" refer to American Medical Laboratories, Incorporated, a Delaware corporation, and its subsidiaries, and the term "offering" refers to the offering of common stock made pursuant to this prospectus.

AML

We are a leading national provider of esoteric laboratory testing services. Esoteric tests are clinical laboratory tests that are more complex and typically priced higher than routine tests. We market our esoteric testing services to hospitals and independent clinical laboratories nationwide. As of September 15, 2000, we provided our services to over 380 hospitals and 160 independent clinical laboratories in 31 states. Our two main laboratories are located in metropolitan Washington, D.C. and Las Vegas, Nevada. We are the leading provider of comprehensive testing services in each of those markets. We seek to achieve the highest levels of client satisfaction and foster long-term relationships through superior customer service. We believe our commitment to customer service has contributed to our 99% client retention rate from January 1999 to June 2000. We strengthen our offering by providing our clients advanced information technology solutions, as well as other value-added laboratory services.

According to Washington G-2 Reports, the U.S. clinical laboratory industry generated $31.8 billion of revenues in 1999, which represented approximately 3% of total healthcare expenditures. A growing market segment of the industry is esoteric testing, which in 1998 represented approximately $2.0 billion of revenues. We believe the growth in the esoteric testing market is driven by general advances in medical technology and the accelerating pace of new genetic-based testing. We believe that, due to the high degree of complexity and costs involved with esoteric testing, many hospitals and independent clinical laboratories use laboratories such as AML to perform these tests.

Hospitals and independent clinical laboratories choose us because we offer them superior service, excellent quality and rapid turnaround time. In addition, unlike the laboratories that provide comprehensive services on a national basis, we generally do not compete with our clients for routine testing business in their local markets. We believe that we offer our clients one of the most complete esoteric testing service offerings available, as well as access to the latest in innovative testing technology. We obtain this access through acquisition and licensure of new testing technologies, which leverages external research in esoteric testing and reduces our development time and costs.

In October 1999, we acquired APL Healthcare Group, the leading laboratory services provider in Nevada. With this purchase, we acquired a full service laboratory facility in Las Vegas, Nevada that complements the geographic reach of our Chantilly, Virginia facility and enhances our position as a nationwide provider of esoteric testing services. We have been successful in attracting a wide range of clients for our esoteric testing services, including Kaiser Permanente, Consorta Catholic Health Resource Partners, Health Trust Purchasing Group and Massachusetts General Hospital. We are currently performing more than 330,000 total tests per week. For the six months ended June 30, 2000 and for the year ended December 31, 1999 on a pro forma basis, we had net revenue of $129.9 million and $225.6 million, respectively, and Adjusted EBITDA of $19.2 million and $27.3 million, respectively.

Our Business Strategy

The principal elements of our business strategy include:

- expanding our position as a leading national provider of esoteric testing services;

- maintaining our comprehensive offering of esoteric tests;

- growing our leadership position in our core geographic markets;

- enhancing our competitive position by providing the highest levels of client service; and

- strengthening our customer relationships with value-added services.

Our principal executive office is located at 14225 Newbrook Drive, Chantilly, Virginia 20153 and our telephone number is (703) 802-6900. We maintain a world wide web site at *aml.com*. Our website and the information it contains are not a part of this prospectus.

The Offering

Common stock offered . . . .   shares

Common stock to be outstanding after this offering . . .   shares

Over-allotment option . . . .   shares

Use of proceeds . . . .   Net proceeds from this offering will be approximately $ million. We intend to use the net proceeds to repay outstanding indebtedness.

Proposed Nasdaq National Market symbol . . . .   AMLS

The common stock to be outstanding after this offering does not include:

- shares issuable upon the exercise of outstanding options, with a weighted average exercise price of $ per share; and

- additional shares of common stock expected to be reserved for future grants, awards or sale under our 2000 Equity Incentive Plan or sale under the 2000 Employee Stock Purchase Plan.

Unless we indicate otherwise, the information in this prospectus does not reflect the exercise by the underwriters of their option to purchase up to   additional shares of common stock from us to cover over-allotments.

Summary Historical and Pro Forma Condensed
Consolidated Financial Data

The following summary historical and pro forma condensed consolidated financial data should be read in conjunction with "Selected Consolidated Financial Data," "Unaudited Pro Forma Condensed Consolidated Statements of Operations," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of AML and APL included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the years ended December 31, 1998 and 1999 are derived from our audited consolidated financial statements, which appear elsewhere in this prospectus.

The summary pro forma condensed consolidated financial data give effect to the acquisition of APL, which occurred on October 13, 1999, and related transactions, and assumes that those transactions occurred on January 1, 1999. The summary pro forma condensed financial data do not purport to represent what our results would actually have been if those transactions had in fact occurred on that date, nor does this data purport to project our results for any future period.

	Year Ended December 31,		Unaudited Pro Forma Year Ended December 31,	Six Months Ended June 30,		
				Actual	(unaudited) Pro Forma	Actual
	1998	1999	1999	1999	1999	2000
	(in thousands, except per share data)					
Consolidated Statement of Operations Data:						
Net revenue	$102,729	$143,436	$225,636	$58,609	$110,094	$129,895
Operating income	7,540	8,991	15,627	4,646	9,066	12,584
Net income (loss)	3,959	1,236	(534)	2,012	507	2,546
Net income (loss) to common shareholders before extraordinary item	3,036	1,216	(554)	1,704	199	2,451
Net income (loss) to common shareholders	3,036	774	(996)	1,637	132	2,451
Net income (loss) per common share:						
Basic	$	$	$	$	$	$
Diluted	$	$	$	$	$	$
Weighted average common shares outstanding:						
Basic						
Diluted						
Other Financial Data:						
Adjusted EBITDA(1)	$ 9,696	$ 13,694	$ 27,293	$ 6,015	$ 15,079	$ 19,181
Adjusted EBITDA as a % of net revenue	9.4%	9.5%	12.1%	10.3%	13.7%	14.8%

	As of June 30, 2000	
	Actual	As Adjusted(2)
Consolidated Balance Sheet Data:		
Cash and cash equivalents	$ 1,008	
Total assets	202,352	
Total debt	145,819	
Redeemable preferred stock	2,004	
Total stockholders' equity	11,210	

(1) Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation expense. Stock-based compensation expense for the six-month period ended June 30, 2000 was $172 and zero for all other periods presented. EBITDA consists of net income before interest expense, income taxes, equity in income (loss) of affiliates, depreciation and amortization and extraordinary items. EBITDA and Adjusted EBITDA should not be considered as measures of financial performance under GAAP. Items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing financial performance. We present Adjusted EBITDA, which is a non-GAAP measure, to enhance the understanding of our operating results. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated from operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

(2) As adjusted to give effect to the sale by us of   shares of common stock in this offering, assuming an offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering, the redemption of   shares of our redeemable preferred stock with an aggregate liquidation value of $; and the conversion of $ aggregate principal amount of convertible subordinated notes into shares of our common stock at $ per share, and the payment of all accrued interest on the convertible subordinated notes and the repayment of the remaining principal of $ of convertible subordinated notes.

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this prospectus, including the financial statements and related notes, before investing in the common stock offered hereby. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also impair our business. If any of the following risks actually occurs, our business, financial condition or results of operations will likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Industry

We could incur significant fines and other penalties as a result of the extensive, complex and sometimes unpredictable, government regulation of our industry.

The clinical laboratory industry is subject to significant governmental regulation at the federal, state and local levels. Specifically, we are subject to a number of certification and licensing regulations as well as federal, state and local legislation regarding:

- fraud and abuse;

- billing for our services;

- kickbacks;

- referrals;

- rebates and fee splitting;

- the handling and disposal of medical specimens, hazardous waste and controlled substances;

- consumer protection;

- privacy and confidentiality;

- health care plans;

- various licensure and certification laws, such as managed care and third-party administrator laws; and

- employee safety.

Although we believe that we are in compliance, in all material respects, with the statutes, regulations and other requirements applicable to our laboratory operations, the clinical laboratory industry is subject to complex and extensive regulations. Many of these statutes and regulations have not been interpreted by the courts. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the health care industry in general, or what effect such legislation or regulations might have on us. We also cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on us. Therefore, we cannot assure you that applicable statutes and regulations might not be interpreted or applied by a regulatory or judicial authority in a manner that would adversely affect us.

Potential sanctions for violation of these statutes and regulations include significant fines and criminal penalties and the loss of various licenses, certificates and authorizations, which in turn can lead to denial of the right to conduct business or an exclusion from participation in federal or state health care programs. The revocation or loss of one or more of our laboratory licenses would have a material adverse effect on us.

In addition, we are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, and the safety and health of laboratory employees. The sanctions for failure to comply with these regulations may include denial of the right to conduct business, significant fines and criminal penalties. The loss of a license, imposition of a fine, incurrence of liability under, or future changes in, such federal, state and local laws and regulations, or in the interpretation of current laws and regulations, could have a material adverse effect on us.

The independent clinical laboratory industry in the United States is highly competitive, which could adversely affect our operations.

The independent clinical laboratory industry in the United States is highly competitive and has experienced intense price competition over the past several years.

Independent clinical laboratories generally fall into one of four separate categories:

- larger laboratories that provide a broad range of tests and services nationwide;

- niche laboratories that typically offer fewer tests and services and generally focus on a segment of the clinical laboratory testing market;

- laboratories that are affiliated with large medical centers or universities; and

- smaller, generally local, laboratories with fewer resources than larger laboratories.

Our primary competitors include large independent laboratories, such as Quest Diagnostics and Laboratory Corporation of America. We also compete with niche laboratories such as Specialty Laboratories, Impath and Athena Diagnostics, as well as laboratories affiliated with educational institutions such as Mayo Medical Laboratories and Associated Regional University Pathologists, in the esoteric testing market. In the toxicology testing business, we compete with Quest Diagnostics, Laboratory Corporation of America, Psychemedics and PharmChem. Many of our competitors have significantly greater resources than we do. In addition, in our core geographic markets where we provide a comprehensive service offering, hospitals compete with us by also providing routine testing services to physicians. We may not be able to compete successfully with our existing or potential new competitors and competitive pressures faced by us may materially and adversely affect us. For more details, see "Business — Competition."

Changes in reimbursement policies for clinical laboratory services may reduce our revenues.

Government payors, such as Medicare and Medicaid, as well as private insurers and large employers, have taken steps and may continue to take steps to control the cost, use and delivery of health care services. For the six months ended June 30, 2000, approximately 5.9% of our total net revenue was received under Medicare and approximately 0.8% was received from Medicaid or other federal or state health care programs. Any efforts on the part of these or other payors to reduce reimbursement for our laboratory testing services could reduce our revenue and adversely affect our operating results.

Our business depends on continued participation in these programs and we are generally required by law to accept reimbursement from Medicare and Medicaid as payment in full for covered tests performed for Medicare and Medicaid beneficiaries. In an effort to address increasing health care costs, legislative and regulatory changes continue to be introduced with an objective of reducing amounts paid for laboratory services under the Medicare and Medicaid programs. Recent examples include:

- federal legislation or proposed legislation to reduce ceilings on Medicare reimbursement for laboratory testing services;

- a presidential proposal for a 30% reduction in the Medicare reimbursement rates for certain commonly ordered laboratory tests;

- changes in the number of tests which can be concurrently ordered and billed for;

- a presidential proposal for a 20% co-payment from Medicare and Medicaid patients;

- limits on the ability of laboratories to bill for tests unless the tests are considered to be medically necessary and properly documented by the ordering physician; and

- requirements in the 1997 Balanced Budget Act that the U.S. Health Care Finance Administration, or HCFA, conduct and complete by 2002 five Medicare bidding demonstrations involving various types of medical services. HCFA is expected to include a laboratory demonstration project in a metropolitan statistical area as part of the legislative mandate. Competitive bidding for laboratory tests is still under review. If competitive bidding were implemented on a regional or national basis for laboratory testing, it could materially adversely affect the clinical laboratory industry and our business.

Due to these legislative and regulatory changes, we may receive lower reimbursement from Medicare or Medicaid or we may not be reimbursed for a portion of our Medicare and Medicaid related testing.

Our operations may be adversely affected by the increasing role and pricing structure of managed-cost health care organizations.

We may experience declines in average revenue per test processed as managed care organizations maintain or strengthen their significant role in the health care insurance market. Managed care organizations typically negotiate capitated payment contracts. Under this type of contract, a laboratory receives a fixed monthly fee per covered individual, regardless of the number or cost of tests performed per covered individual and regardless of the number or cost of tests performed during the month, excluding certain tests, such as esoteric tests.

Traditionally, laboratory service agreements with managed care organizations have been competitively priced due to the volume of testing involved and the expectation that a laboratory would capture not only the volume of testing to be covered under the contract, but also the additional fee-for-service business from patients of participating physicians who are not covered by the managed care plan. However, if the number of patients covered under managed care plans continues to increase, there will be less fee-for-service business and, accordingly, less high margin business to offset the lower margin managed care business. Furthermore, physicians increasingly are affiliated with more than one managed care organization, which may decrease the likelihood of any particular independent laboratory capturing their fee-for-service business.

As a participating provider in managed care plans, a physician may be required to refer laboratory tests to specific laboratories, depending on the plan in which each covered patient is enrolled. Laboratories that are not authorized to perform tests under a given physician's managed care plan or plans may also fail to capture that physician's fee-for-service business. The increase in managed care has also slowed the growth in utilization of routine laboratory testing services.

The complexities of billing may affect our revenue and cash flow.

Billing for laboratory services is complicated. Laboratories have a mix of various payors, such as individual patients, insurance companies, Medicare, Medicaid, doctors, hospitals, laboratories and employer groups. All of these payors have different billing requirements. Most of our bad debt expense is the result of the inability to collect from financially impaired clients and individual patients.

Billing complications include, but are not limited to, the following:
- disputes between payors as to which party is responsible for payment;

- disparity in coverage among various payors;

- assuring adherence to specific billing requirements;

- disparity in information requirements among payors; and

- high volume/low dollar claims.

We may experience some or all of these billing complications and do not know what impact, if any, they would have on our financial condition and results of operations.

We must rapidly adapt to technology changes and even if we do, these changes may allow our customers to perform their own tests in a cost-effective manner.

The clinical laboratory testing industry is subject to rapid and significant changes in technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We may not be able to obtain access to new technologies on a timely basis or on satisfactory terms. Any failure by us to obtain new technologies could cause us to lose customers and market share. In addition, advancing technology may enable other clinical laboratories, hospitals, physicians or other medical providers to perform tests in their offices or hospitals in various departments without requiring the services of outside laboratories. If these or other advances in technology result in a decreased demand for our services, our testing volume and revenue would be impaired.

We may be subject to professional liability litigation, which may be costly to defend and result in significant monetary damages.

Providers of laboratory testing services may from time to time be subject to lawsuits alleging negligence or other similar legal claims. These lawsuits could involve claims for substantial damages and be costly to defend. We maintain liability insurance, subject to limits and deductibles, for professional liability claims. While there can be no assurance, we believe that the levels of coverage are adequate to cover currently estimated exposures to professional liability claims. Although we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs, we may not be able to do so, or we may incur liabilities in excess of policy limits. In addition, litigation could also have an adverse impact on our reputation and therefore, our client base.


Risks Related to Our Business


Failure in our information technology systems could significantly increase turnaround time, reduce our production capacity, and otherwise disrupt our operations, which may reduce our customer base and result in lost net revenue.

Our success depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems. Sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner would reduce significantly the attractiveness of our services to our customers. Our business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays our operations.

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems, in part because they are located at a third-party's facility and we cannot control the maintenance and operation of our third-party data centers. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our IT systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems. See "Business — Information Technology."

If we fail to acquire licenses for new or improved testing technologies, we may not be able to use new esoteric testing methods, which could impair our ability to successfully achieve our core business strategy.

Our ability to grow our esoteric testing business will depend, in part, on our ability to license new or improved testing technologies on favorable terms. We may not be able to negotiate acceptable licensing arrangements and we cannot be certain that such arrangements will yield commercially successful esoteric tests. If we are unable to license these testing technologies at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to license new or improved testing methods, our methods may be outdated when compared with our competition and our testing volume and revenue may be materially and adversely affected.

We compete with some of our customers. If they reduce or discontinue purchasing our laboratory testing services for competitive reasons, it will reduce our revenue.

We compete with some of our customers, such as Quest Diagnostics, Laboratory Corporation of America, Mayo Medical Laboratories and Associated Regional University Pathologists in the esoteric testing market. These organizations often refer tests to us that they either cannot or elect not to perform themselves. These parties may no longer refer tests to us because they wish to develop and market tests similar to ours. If independent laboratories decide to reduce or discontinue purchases of our tests for competitive reasons, it will adversely affect our revenue.

If group purchasing organizations do not continue our contracts, we may lose an important mechanism to further penetrate the hospital customer base.

Many of our existing and potential hospital customers are part of group purchasing organizations, or GPOs. GPOs typically pool independent hospitals together for the purpose of negotiating with providers of health care services for the price of those services to participating hospitals, including prices for laboratory testing. These GPOs provide compliance incentives to their participating hospitals to utilize clinical laboratories which have contracts with GPOs.

We are aggressively seeking to expand our relationships with GPOs. We do not know if we will be able to retain our accounts with GPO-affiliated hospitals if an agreement with a GPO is terminated or not renewed. If any GPO-affiliated hospital no longer uses our services, it will adversely affect our net revenue. In addition, if we are unable to attract new hospital customers because a GPO contract is terminated, it may adversely affect our ability to grow our business.

Infringement on the intellectual property rights of others may give rise to costly litigation, which may cause us to pay substantial damages or prohibit us from performing certain tests.

Other companies or individuals, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests. As a result, we may be found to infringe on the proprietary rights of others. We could incur substantial costs in defending any litigation. An adverse result in an intellectual property litigation could force us to do any of the following:

- cease developing, performing, or selling products or services that incorporate the challenged intellectual property;
- obtain and pay for licenses from the holder of the infringed intellectual property right;
- redesign or reengineer our tests; or
- pay substantial damages.

In the event that there is a successful infringement claim against us and we fail to obtain the necessary licenses on commercially reasonable terms, we may be required to reengineer our tests. Any efforts to reengineer our tests could substantially increase our costs, force us to interrupt product sales or delay new test releases.

We may have difficulty integrating APL into our company.

On October 13, 1999, we acquired APL, an independent laboratory in Nevada with approximately 1,300 employees. We are continuing to integrate the business practices, financial reporting systems and compliance programs of APL with our company. If this integration is not successful or is more expensive than we anticipate, it could result in inconsistent operating and financial practices throughout our organization. Our overall profitability in turn could be adversely affected.

Our business could be adversely affected as a result of future acquisitions.

In order to remain competitive, we may find it necessary to acquire additional businesses. At this time, we have no specific understanding, commitments or agreements with respect to any acquisitions. If we identify an appropriate acquisition candidate, we may not be successful in negotiating acceptable terms of the acquisition, financing the acquisition, or integrating the acquired business into our existing business and operations. Completing an acquisition and integrating an acquired business will significantly divert management time and resources. If we consummate any significant acquisitions using stock or other securities as consideration, your equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash or to incur substantial indebtedness. Acquisition financing may not be available on favorable terms, if at all. In addition, we may be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which would harm our operating results.

Our success largely depends on the services of our senior management and senior technical management and the loss of any one of them could have a material adverse effect on our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and senior technical management. The loss of services of our Chairman, President and Chief Executive Officer, Timothy J. Brodnik, or one or more members of our senior management or senior technical management could have a material adverse effect on us. We do not maintain "key man" life insurance policies on any of our senior management or senior technical management. We cannot assure you that we will be able to continue to employ key personnel. Failure to retain or attract key personnel could have an adverse affect on us.

The loss of our skilled personnel could have a material adverse effect on our research and development, marketing and sales efforts.

Our competitiveness will depend in large part upon whether we can attract and retain skilled technical and marketing personnel. Competition for skilled personnel is intense in both Nevada and metropolitan Washington, D.C. We do not know if we will be successful in attracting and retaining the technical and marketing personnel we require to develop and market new test services and to continue to grow and operate profitably. If we cannot attract skilled personnel, we may not be able to operate successfully in the future.

Our principal stockholder may exercise its control in a manner adverse to your interests.

Upon completion of this offering, our principal stockholder, Golder, Thoma, Cressey, Rauner Fund V, L.P., or GTCR, and one of its affiliates will own approximately   % of our outstanding common stock. By virtue of this stock ownership, GTCR has the power to direct our affairs and will likely be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Transactions could be difficult or impossible to complete without the support of GTCR, and the interests of GTCR may not be the same as those of our other stockholders. It is possible that GTCR will exercise control over us in a manner adverse to your interests. See "Principal Stockholders."


Risks Related to This Offering


Provisions of our charter documents and Delaware law may make it difficult to acquire our company and could adversely affect the price of our common stock.

Provisions of our certificate of incorporation and by-laws may have the effect of delaying, deferring or preventing a change in control of our company not approved by our board of directors. These provisions would limit the circumstances in which a premium may be paid for our common stock in proposed transactions or a proxy contest for control of the board may be initiated. These provisions provide for:

- a classified board of directors;

- a prohibition on stockholder action through written consents;

- a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

- advance notice requirements for stockholder proposals and nominations;

- limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

- the authority of the board to issue, without stockholder approval, preferred stock with such terms as the board may determine.

We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

There may not be an active market for our common stock, making it difficult for you to sell your stock.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop after this offering or how liquid that market might become. An illiquid market for our stock may result in price volatility and poor execution of buy and sell orders for investors. The initial public offering price has been determined by negotiations between representatives of the underwriters and us, and may not be indicative of prices that will prevail in the trading market. Historically, stock prices and trading volumes for newly public companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their business or results of operations. The price of our common stock that will prevail in the market after the offering may be lower than the price you pay.

Future sales of our common stock could depress its market price.

The market price for our common stock could fall substantially if our stockholders who hold restricted securities sell large amounts of shares in the public market following this offering. Our directors, executive officers and existing shareholders and optionholders own   shares of common stock and options to purchase   shares of common stock that are subject to "lock-up" agreements. Those agreements prohibit them from selling shares of our common stock for 180 days after the date of this prospectus. When the 180-day "lock-up" period expires, or if Credit Suisse First Boston Corporation consents, in its sole discretion, to an earlier sale, our existing stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer.


10


Some of our existing stockholders are parties to a registration agreement with us that provides for "demand" registration rights to cause us to register under the Securities Act all or part of the shares of our common stock, as well as "piggyback" registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our existing stockholders sell a large number of shares, the market price of our common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our common stock could depress the market price of the common stock. See "Certain Relationships and Related Transactions — Registration Agreement" and "Shares Eligible for Future Sale."

Because you will pay more for your shares than existing stockholders, the value of your investment in our common stock will be diluted.

If you purchase our common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or payable by our employees upon exercise of options granted before this offering. As a result, the value of your investment, based on the value of our net tangible assets as recorded on our books, will be less than the amount you pay for shares of our common stock in this offering. In addition, the total amount of our capital will be less than what it would have been had you and all of the existing stockholders and optionees paid the same amount per share of our common stock as you will pay in this offering. You may experience further dilution to the extent that additional shares of our common stock are issued upon the exercise of stock options or warrants. See "Dilution."

Our quarterly operating results may fluctuate and this could cause our stock price to fluctuate or decline.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future. If our quarterly net revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

- demand for our tests and ancillary services;

- loss of a significant customer or group purchasing organization contract;

- new test introductions by competitors;

- changes in our pricing policies or those of our competitors;

- the hiring and retention of key personnel;

- changes in healthcare laws and regulations;

- changes in fuel prices, which affect our cost of collecting specimens;

- costs related to acquisitions of technologies or businesses; and

- general economic factors.

Our quarterly operating results may also be affected by seasonal factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Seasonality."

Our stock price is likely to be volatile and could drop unexpectedly.

Following this offering, the price at which our common stock will trade is likely to be volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of clinical laboratory, biotechnology and other healthcare service companies. As a result, you may experience a material decline in the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company's securities, class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management's attention and resources.

The reliability of market data included in this prospectus is uncertain.

In this prospectus, we rely on and refer to information regarding the clinical laboratory testing industry and its segments and competitors derived from our internal estimates, industry publications, market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of the information and have not independently verified it. None of the sources that we rely on for information about the clinical laboratory testing industry has consented to the disclosure and use of their information in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled, including, without limitation, "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." They include, but are not limited to, statements concerning:

- our business;

- our growth strategy;

- conditions in the clinical laboratory testing industry;

- our ability to compete in the intensely competitive clinical laboratory testing industry;

- our dependence on key personnel;

- our dependence on continuous introduction of new services based on the latest testing technology;

- liquidity and capital expenditures; and

- our future financial position and sources of revenue.

You can identify these statements by forward-looking words including "believe," "expect," "anticipate," "intend" and other similar expressions. Potential investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under the "Risk Factors" section and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

Unless required by law, we do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of   shares of common stock in this offering will be approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds from this offering will be approximately $ million.

We will use the proceeds from this offering to repay a portion of the Term A and Term B loans under our senior credit facility. This indebtedness carries the following terms:

- the Term A loan matures on October 13, 2004 and currently bears interest at a rate of 10.0%; and

- the Term B loan matures on April 13, 2006 and currently bears interest at a rate of 10.625%.

As of June 30, 2000, there was $112.7 million outstanding under the Term A and Term B loans. In connection with this offering, we intend to amend or refinance our existing senior credit facility on what we believe will be improved terms.

DIVIDEND POLICY

We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our common stock is prohibited by our current senior credit facility, and we expect any future credit facility would also contain a prohibition on our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2000 on an actual basis and on an as adjusted basis to reflect:

- the sale by us of   shares of common stock in this offering, assuming an offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds as described under "Use of Proceeds";

- the redemption of shares of our redeemable cumulative preferred stock with an aggregate liquidation value of $ as described under "Certain Relationships and Related Transactions"; and

- the conversion of $ aggregate principal amount of convertible subordinated notes into shares of our common stock at $ per share, and the payment of all accrued interest on the convertible subordinated notes and the repayment of the remaining principal of $ of convertible subordinated notes.

This table should be read in conjunction with "Selected Consolidated Financial Data," "Unaudited Pro Forma Condensed Consolidated Statement of Operations," our consolidated financial statements, the notes to those consolidated financial statements and the other financial information appearing elsewhere in this prospectus.

	As of June 30, 2000	
	Actual	As Adjusted
	(unaudited)	
	(dollars in thousands)	
Long-term debt, including current maturities	$145,819	$
Redeemable cumulative 10% preferred stock, $0.01 par value, 60,000 shares authorized and 1,491 shares issued and outstanding at liquidation value on an actual basis; no shares authorized, issued or outstanding on an as adjusted basis	2,004	—
Stockholders' equity:		
Preferred stock, $0.01 par value, no shares authorized, issued or outstanding on an actual basis; 5,000,000 shares authorized and no shares issued and outstanding on an as adjusted basis	—	—
Common stock, $0.01 par value, 25,000,000 shares authorized and 20,863,811 shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding on an as adjusted basis	209	
Additional paid-in capital	7,588	
Stock-based deferred compensation	(1,613)	
Retained earnings	5,026	
Total stockholders' equity	11,210	
Total capitalization	$159,033	$

The common stock to be outstanding after this offering does not include:

- shares issuable upon the exercise of outstanding options, with a weighted average exercise price of $ per share; and

- additional shares of common stock expected to be reserved for future grants, awards or sale under our 2000 Equity Incentive Plan or sale under our 2000 Employee Stock Purchase Plan.

15

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of common stock after this offering. Our net tangible book value as of June 30, 2000, as adjusted to reflect the conversion of convertible subordinated notes described under "Capitalization," was $ million or $ per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the   shares of common stock in this offering at an assumed initial public offering price of $ per share less estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2000 would have been $ million or approximately $ per share. This represents an immediate increase in net tangible book value of $ per share to existing stockholders and an immediate dilution in net tangible book value of $ per share to new investors, or approximately   % of the assumed initial public offering price of $ per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Tangible book value per share at June 30, 2000	$	
Increase in net tangible book value per share attributable to new investors...		
Net tangible book value per share after this offering		
Dilution per share to new investors		$

The following table summarizes, on an as adjusted basis as of June 30, 2000, the number of shares purchased, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholders and the purchasers of common stock in the offering. The table assumes an offering price of $ per share before deducting the estimated offering expenses and underwriting discounts and commissions:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors					$
Total		100.0%	$	100.0%	

The foregoing discussion and tables assume no exercise of any outstanding stock options. The exercise of all options outstanding as of June 30, 2000 having an exercise price less than the assumed initial public offering price would increase the dilutive effect to new investors to $ per share.

If the underwriters exercise their over-allotment in full, the following will occur:

• the number of shares of common stock held by existing stockholders will decrease to approximately   % of the total number of shares of our common stock outstanding; and

• the number of shares held by new investors will increase to   shares, or approximately   % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data of:

- Our predecessor, as of and for the years ended December 31, 1995 and 1996, and for the period from January 1, 1997 to May 1, 1997; and

- Our company, as of December 31, 1997 and for the period from May 2, 1997 to December 31, 1997, as of and for the years ended December 31, 1998 and 1999, and as of and for the six months ended June 30, 1999 and 2000.

Data as of and for the six months ended June 30, 1999 and 2000 were derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the financial condition and results of operations for such periods.

The consolidated statement of operations data for the periods from January 1, 1997 to May 1, 1997 and from May 2, 1997 to December 31, 1997, and for the years ended December 31, 1998 and 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, are derived from consolidated financial statements, which have been audited by KPMG LLP, independent auditors, and which are included in this prospectus. The consolidated income statement data for the years ended December 31, 1995 and 1996, and the consolidated balance sheet data as of December 31, 1995 and 1996 of our predecessor, are derived from audited financial statements which were audited by a predecessor auditor that do not appear in this prospectus.

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

	Predecessor(1)(2)			American Medical Laboratories, Incorporated(1)(2)				
	Year Ended December 31,		Period January 1, 1997 to May 1, 1997	Period May 2, 1997 to December 31, 1997	Year Ended December 31,		Six Months Ended June 30,	
	1995	1996	1997	1997	1998	1999	1999	2000
							(unaudited)	
Consolidated Statement of Operations Data:								
Net revenue	$ 67,336	$ 77,975	$ 28,340	$ 59,234	$102,729	$143,436	$58,609	$129,895
Cost of services	28,658	32,468	20,055	41,748	69,888	96,067	38,530	83,816
Selling, general and administrative	34,195	37,756	6,151	13,071	23,131	33,575	14,077	27,070
Depreciation and amortization	3,255	2,974	524	1,073	2,170	4,803	1,356	6,425
Loss on impairment of assets	—	5,674	—	—	—	—	—	—
Operating expenses	66,108	78,872	26,730	55,892	95,189	134,445	53,963	117,311
Operating income (loss)	1,228	(897)	1,610	3,342	7,540	8,991	4,646	12,584
Interest expense	2,839	2,811	130	619	927	4,578	835	7,602
Other (income) expense	184	—	(49)	331	14	100	(13)	—
Share in loss of affiliate	—	—	165	694	443	815	407	284
Extraordinary item	—	—	—	—	—	442	67	—
Provision (benefit) for taxes	(557)	(1,357)	612	683	2,197	1,820	1,338	2,152
Net income (loss)	(1,238)	(2,351)	752	1,015	3,959	1,236	2,012	2,546
Dividends on preferred stock	—	—	—	566	923	462	375	95
Net income (loss) to common shareholders	$ (1,238)	$ (2,351)	$ 752	$ 449	$ 3,036	$ 774	$ 1,637	$ 2,451
Net income (loss) per common share								
Basic								
Diluted								
Weighted-average common shares outstanding								
Basic								
Diluted								
Other Financial Data:								
Adjusted EBITDA(3)	$ 4,299	$ 2,077	$ 2,183	$ 4,084	$ 9,696	$ 13,694	$ 6,015	$ 19,181
Adjusted EBITDA as of % of net revenue	6.4%	2.7%	7.7%	6.9%	9.4%	9.5%	10.3%	14.8%
Cash flows provided by (used in) operating activities	$ 2,238	$ 5,845	$ (2,393)	$ 4,974	$ 1,464	$ 1,710	$ 2,058	$ 6,834
Cash flows provided by (used in) investing activities	(1,201)	(2,363)	31,154	(21,545)	(7,388)	(88,431)	(1,511)	(13,548)
Cash flows provided by (used in) financing activities	(1,114)	(1,954)	(27,216)	13,445	5,924	87,590	678	6,853
Consolidated Balance Sheet Data (at period end):								
Cash and cash equivalents	$ 54	$ 1,581		$ 1,125	$ 0	$ 869	$ 1,225	$ 1,008
Working capital (deficit)	4,128	(22,128)		6,366	9,258	14,391	10,255	24,367
Total assets	60,524	57,597		30,303	45,263	202,093	53,634	202,352
Total debt	30,895	28,871		6,170	12,473	138,969	26,676	145,819
Redeemable preferred stock	—	—		9,238	10,161	1,909	1,822	2,004
Total stockholders' equity	—	—		827	3,863	8,584	4,060	11,210

(1) On May 2, 1997, we acquired all of the outstanding stock of Medical Laboratories Corporation, our predecessor, in a business combination accounted for as a purchase. Therefore the assets and liabilities were recorded at fair value as required by the purchase method of accounting and the operations were reflected in our results of operations from the date of acquisition.

(2) The financial data for the periods presented are not strictly comparable due to the significant effect that the acquisitions of Medical Laboratories Corporation and APL have had on such data. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General" and Notes 1 and 6 of the notes to our consolidated financial statements, appearing elsewhere in this prospectus.

(3) Adjusted EBITDA is defined as EBITDA adjusted to exclude stock-based compensation expense. Stock-based compensation expense for the six-month period ended June 30, 2000 was $172 and zero for all other periods presented. EBITDA consists of net income before interest expense, income taxes, equity in income (loss) of affiliates, depreciation and amortization and extraordinary items. EBITDA and Adjusted EBITDA should not be considered as measures of financial performance under GAAP. Items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and assessing financial performance. We present Adjusted EBITDA, which is a non-GAAP measure, to enhance the understanding of our operating results. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated from operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

We prepared the following Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 1999 and for the six months ended June 30, 1999 to illustrate the effects of our acquisition of APL on October 13, 1999 and related transactions. The Unaudited Pro Forma Condensed Consolidated Statements of Operations are presented as if these transactions had occurred as of January 1, 1999. We have not presented a pro forma statement of operations for the six months ended June 30, 2000 because these transactions were reflected in our actual results for the entire period, and therefore no pro forma adjustments are required for an understanding of our results of operations for that period. We have not presented a pro forma balance sheet because these transactions were reflected in our balance sheet as of June 30, 2000, and therefore no pro forma adjustments are required for an understanding of our financial position on that date.

We believe that the assumptions used in preparing the Unaudited Pro Forma Condensed Consolidated Statements of Operations provide a reasonable basis for presenting the significant effects directly attributable to the APL acquisition and related transactions. The Unaudited Pro Forma Condensed Consolidated Statements of Operations do not purport to represent what our results of operations would actually have been if these transactions had in fact occurred on January 1, 1999 or to project our results of operations for any future period. These statements should be read in connection with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31, 1999			
	(in thousands, except per share data)			
	Historical American Medical Laboratories, Incorporated, including APL from October 13, 1999 to December 31, 1999	Historical APL January 1, 1999 to October 12, 1999	Pro Forma Adjustments	Pro Forma Consolidated
Net revenue	$143,436	$82,430	$ (230) (A)	$225,636
Cost of services	96,067	57,524	(8,386) (B)	145,205
Selling, general and administrative	33,575	19,612	—	53,187
Depreciation and amortization	4,803	1,621	5,193 (C)	11,617
Total operating expenses	134,445	78,757	(3,193)	210,009
Operating income	8,991	3,673	2,963	15,627
Interest expense	(4,578)	(1,366)	(6,003) (D)	(11,947)
Share in loss of affiliate	(815)	—	—	(815)
Other (income) expense	(100)	149	—	49
Income before income taxes and extraordinary items	3,498	2,456	(3,040)	2,914
Provision for income taxes	1,820	—	1,186 (E)	3,006
Income (loss) before extraordinary item	$ 1,678	$ 2,456	$(4,226)	$ (92)
Dividends on preferred stock	(462)	—	—	(462)
Pro forma net income (loss) applicable to common shareholders before extraordinary item	1,216	2,456	(4,226)	(554)
Pro forma net loss per common share before extraordinary item — basic and diluted (F)				$
Pro forma weighted-average common shares used in per share computation:				
Basic (F)				
Diluted (F)				
Other Financial Data				
Adjusted EBITDA				$ 27,293

(footnotes on page 21)

19

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS

	For the Six Months Ended June 30, 1999			
	(dollars in thousands, except per share data)			
	Historical American Medical Laboratories, Incorporated	Historical APL January 1, 1999 to June 30, 1999	Pro Forma Adjustments	Pro Forma Consolidated
Net revenue	$ 58,609	$51,600	$ (115) **(A)**	$110,094
Cost of services	38,530	32,180	(316) **(B)**	70,394
Selling, general and administrative	14,077	10,544	—	24,621
Depreciation and amortization	1,356	1,333	3,324 **(C)**	6,013
Total operating expenses	53,963	44,057	3,008	101,028
Operating income	4,646	7,543	(3,123)	9,066
Interest expense	(835)	(817)	(4,354) **(D)**	(6,006)
Share in loss of affiliate	(407)	—	—	(407)
Other (income) expense	13	(13)	—	—
Income before income taxes and extraordinary items	3,417	6,713	(7,477)	2,653
Provision for income taxes	1,338	—	741 **(E)**	2,079
Income before extraordinary items	2,079	6,713	(8,218)	574
Dividends on preferred stock	375	—	—	375
Pro forma net income applicable to common shareholders before extraordinary item	$ 1,704	$ 6,713	$(8,218)	$ 199
Pro forma net income per common share before extraordinary item — basic and diluted **(F)**				$
Pro forma weighted-average common shares used in per share computation:				
Basic **(F)**				
Diluted **(F)**				
Other Financial Data Adjusted EBITDA				$ 15,079

(footnotes on following page)

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 1999 and the Six Months Ended June 30, 1999

A   Reflects the elimination of approximately $230,000 and $115,000 of inter-company sales from January 1, 1999 to October 12, 1999 and January 1, 1999 to June 30, 1999, respectively.

B   Reflects the elimination of expense associated with the following: (1) approximately $7.9 million and $200,000 in salaries and bonuses of the former owners and key members of management of APL during the periods January 1, 1999 to October 12, 1999 and January 1, 1999 to June 30, 1999, respectively, based on contractual agreements which established the compensation of these individuals subsequent to the closing of the transaction; and (2) approximately $224,000 and $0 in merger related expenses incurred by APL from January 1, 1999 to October 12, 1999 and January 1, 1999 to June 30, 1999, respectively.

C   Reflects the amortization of intangible assets, including goodwill over three to twenty year periods. The estimated period of amortization of identifiable intangible assets and goodwill is based on preliminary allocations of values to identifiable assets of APL. We do not believe that the final allocation of values to intangible assets and goodwill of APL will result in amortization expense materially different from the adjustment above.

D   Reflects the elimination of the historical interest expense related to debt not assumed in the acquisition, and inclusion of the debt incurred to finance the acquisition.

E   Reflects the income tax effect of combining our company's and APL's results of operations and pro forma adjustments, excluding the impact of nondeductible amounts. In conjunction with the APL acquisition, APL changed from an S Corporation to a C Corporation for federal and state income tax reporting purposes, which requires APL to recognize the tax consequences of operations in its statements of operations. The pro forma adjustments reflect the estimated impact of recognizing income tax expense as if APL had been a C Corporation and part of our consolidated group for tax reporting purposes for the entire year ended December 31, 1999.

F   The pro forma net income (loss) per common share before extraordinary item information gives effect to the issuance of common stock to the former owners of APL in conjunction with the transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements, the notes to those statements and the other financial information appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

Background

Our company was founded in 1959 by pathologists in Fairfax, Virginia. Over time, we expanded our clinical laboratory operations and became the leading provider of laboratory tests to physicians' offices in the metropolitan Washington, D.C. area. We also developed a significant business in esoteric testing for hospital customers in the central Atlantic states. In 1992, we moved our headquarters into a custom-designed laboratory facility in Chantilly, Virginia, located near Dulles International Airport.

On May 2, 1997, GTCR and current management purchased our company from the prior owners for $23.0 million in cash. The transaction was accounted for using the purchase method of accounting, under which a new basis was established for the company's assets. Accordingly, the results of operations in the selected consolidated financial data table for the predecessor company for periods prior to May 2, 1997 are not comparable to the results of subsequent periods.

We have grown significantly since May 1997. Shortly after the purchase of the company by GTCR and current management, we implemented an aggressive sales program, which, combined with our focus on customer service, has resulted in growth in our esoteric business nationwide as well as our esoteric and routine business in the metropolitan Washington, D.C. area. In June 1998, we acquired Providence Laboratory Associates, or PLA, a small laboratory located in Maryland, which also contributed to our growth.

We grew dramatically in 1999 with the APL acquisition. APL was founded in 1966 and is the leading laboratory services provider in the state of Nevada. We acquired all of the outstanding capital stock of APL in October 1999 for a total purchase price of $107.2 million, consisting of $64.3 million of cash, the issuance of convertible subordinated notes in an aggregate principal amount of $17.5 million, the issuance of shares of our common stock with a value at that time of $5.6 million, the assumption of debt of approximately $17.8 million and acquisition costs of approximately $2.0 million. Holders of $ aggregate principal amount of these convertible subordinated notes have elected to convert their notes into shares of our common stock in connection with this offering. The APL acquisition was accounted for using the purchase method of accounting. Due to the significant effect of the APL acquisition, financial data in the tables and schedules which follow in this prospectus may not be strictly comparable between periods.

Results of Operations

The following table describes our results of operations as a percentage of net revenue for the periods presented:

	Period May 2, 1997 to December 31, 1997	Year Ended December 31, 1998	Year Ended December 31, 1999	Six Months Ended June 30, Actual 1999	Six Months Ended June 30, (unaudited) Pro Forma 1999	Six Months Ended June 30, Actual 2000
Statement of Operations Data:						
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of services	70.5	68.0	67.0	65.7	63.9	64.5
Selling, general and administrative	22.1	22.5	23.4	24.0	22.4	20.8
Depreciation and amortization	1.8	2.1	3.3	2.3	5.5	4.9
Operating income	5.6%	7.3%	6.3%	7.9%	8.2%	9.7%
Adjusted EBITDA	6.9%	9.4%	9.5%	10.3%	13.7%	14.8%

Six months ended June 30, 2000 compared to six months ended June 30, 1999

Net Revenue. Net revenue increased to $129.9 million for the six months ended June 30, 2000 from $58.6 million for the same period of 1999, representing an increase of $71.3 million or 121.7%. Approximately $58.7 million of the increase was attributable to revenue generated from the acquisition of APL, which was acquired subsequent to the first six months of 1999. Excluding the effect of the acquired business, net revenue increased $12.6 million or 21.5%, primarily as a result of an increased volume of laboratory tests performed. Laboratory tests for our customers are ordered and billed on a per accession basis. An accession represents a single patient intervention on which one or more tests may be performed. Also excluding the effect of the acquired business, the number of billed accessions increased approximately 18.5% in the first six months of 2000 compared to the same period in 1999, while the average price billed per accession increased approximately 3.2%. This volume growth has primarily been driven by a net increase in the number of total customers we serve. During 2000, we have been successful in attracting new customers, primarily in the hospital, physician and independent clinical laboratory markets, while also maintaining a very high retention rate for our existing customers. The increase in the average price billed per accession is due to a greater proportion of higher-priced esoteric tests performed in the first six months of 2000 compared to the same period in 1999, as well as to price increases during 2000 for certain client and patient fee schedules.

Cost of Services. Cost of services increased to $83.8 million for the six months ended June 30, 2000 from $38.5 million for the same period in 1999, representing an increase of $45.3 million or approximately 117.7%. Approximately $35.1 million of the increase is attributable to the cost of services performed by APL. Excluding the effect of the acquired business, cost of services increased $10.2 million or approximately 26.5%. Approximately $6.4 million of the $10.2 million increase is due to the greater volume of laboratory tests performed in the first six months of 2000 compared to the same period in 1999. In addition, we experienced cost increases on a per-test basis for laboratory supplies, operations labor and transportation costs. Supplies cost per test increased due to the greater proportion of esoteric tests performed in the first six months of 2000 compared to the same period of 1999, while the increases in labor and transportation primarily reflect wage increases and higher transportation volumes and fuel costs.

Selling, General and Administrative. Selling, general and administrative expense increased to $27.1 million for the six months ended June 30, 2000 from $14.1 million for the same period of 1999, representing an increase of $13.0 million or 92.2%. Approximately $10.9 million of the increase was attributable to the acquisition of APL. Excluding the effect of the acquired business, selling, general and administrative expense increased $2.1 million or approximately 14.9%. The increase in selling expense is due to increased costs to expand our national sales coverage, including additional travel and sales office costs. The increase in general and administrative expense primarily relates to expansion of our management team and our information technology capabilities in order to support our growth. We incurred increased costs in personnel salaries and benefits, travel and information technology. General and administrative expense for the six months ended June 30, 2000 also includes $0.2 million of stock-based compensation expense; there was no similar charge in the prior year period. Stock-based compensation expense represents the difference between the exercise price of options granted during the first six months of 2000 and the deemed fair value of our common stock on the date of grant. The difference is being amortized over the five-year vesting period.

Depreciation and Amortization.   Depreciation and amortization expense increased to $6.4 million for the six months ended June 30, 2000 from $1.4 million for the same period in 1999, representing an increase of $5.0 million. The increase is primarily due to approximately $2.7 million in goodwill amortization and $2.1 million of additional depreciation expense as a result of the acquisition of APL in the fourth quarter of 1999.

Interest Expense.   Interest expense increased to $7.6 million for the six months ended June 30, 2000 from $0.8 million for the same period of 1999, representing an increase of $6.8 million. The increase reflects the increase in long-term debt arranged in conjunction with acquisition of APL in the fourth quarter of 1999.

Provision for Income Taxes.   The provision for income taxes increased to $2.2 million for the six months ended June 30, 2000 from $1.3 million for the same period of 1999, representing an increase of $0.9 million. The increase is due both to the increase in income before income taxes as well as to an increase in the effective tax rate. The effective tax rate has increased due to the amortization of intangibles acquired in connection with the APL acquisition, which are not deductible for tax purposes.

Adjusted EBITDA.   Adjusted EBITDA increased to $19.2 million for the six months ended June 30, 2000 from $6.0 million for the same period of 1999, representing an increase of $13.2 million. Approximately $12.0 million of the increase is due to the acquisition of APL. Excluding the acquired business, Adjusted EBITDA increased approximately $1.2 million or 20.0% in the first six months of 2000 compared to the same period of 1999.

Actual six months ended June 30, 2000 compared to pro forma six months ended June 30, 1999

Net Revenue.   Net revenue increased to $129.9 million for the six months ended June 30, 2000 from $110.1 million for the pro forma 1999 period, representing an increase of $19.8 million or 18.0%. We achieved substantial volume growth in billed accessions at both of our major laboratories, with total volume growth approximating 15.8%. This volume increase has primarily been driven by a net increase in the number of total customers we serve, particularly in the hospital, physician and independent clinical laboratory markets. The average price per billed accession increased approximately 2.7% in the first six months of 2000 compared to the pro forma 1999 period. The increase in the average price billed per accession is due to a greater proportion of higher-priced esoteric tests performed as well as to price increases in 2000 for certain client and patient fee schedules.

Cost of Services.   Cost of services increased to $83.8 million for the six months ended June 30, 2000 from $70.4 million for the pro forma 1999 period, representing an increase of $13.4 million or 19.0%. The increase in cost of services was primarily due to the increase in the testing volume at our laboratories. In addition, we experienced cost increases on a per test basis for laboratory supplies, operations labor and transportation costs. Supplies cost per test increased due to the greater proportion of esoteric tests performed in the first six months of 2000, while the increases in labor and transportation primarily reflect wage increases and higher transportation volumes and fuel costs.

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Selling, General and Administrative.   Selling, general and administrative expense increased to $27.1 million for the six months ended June 30, 2000 from $24.6 million for the pro forma 1999 period, representing an increase of $2.5 million or 10.2%. The increase in selling costs is due to increased costs to expand our national sales coverage. The increase in general and administrative costs primarily relates to expansion of our management team and our information technology capabilities in order to support our growth.

Depreciation and Amortization.   Depreciation and amortization expense increased to $6.4 million for the six months ended June 30, 2000 from $6.0 million for the pro forma 1999 period, representing an increase of $0.4 million. The increase is primarily due to additional depreciation expense as a result of capital expenditures.

Interest Expense.   Interest expense increased to $7.6 million for the six months ended June 30, 2000 from $6.0 million for the pro forma 1999 period. The increase reflects greater borrowings under our senior credit facility incurred to finance the expansion of our business.

Provision for Income Taxes.   The provision for income taxes increased to $2.2 million for the six months ended June 30, 2000 from $2.1 million for the pro forma 1999 period. The increase is due both to the increase in income before income taxes as well as to a decrease in the effective tax rate. The effective tax rate has decreased due to the effect of the amortization of intangibles acquired in connection with the APL acquisition, which are not deductible for tax purposes. Because the non-deductible amount is fixed, to the extent our income before income taxes increases, our effective tax rate declines.

Adjusted EBITDA.   Adjusted EBITDA increased to $19.2 million for the six months ended June 30, 2000 from $15.1 million for the pro forma 1999 period. As a result, Adjusted EBITDA as a percentage of net revenue increased to 14.8% for the six months ended June 30, 2000 from 13.7% for the pro forma 1999 period.

Year ended December 31, 1999 compared to year ended December 31, 1998

Net Revenue.   Net revenue increased to $143.4 million for the year ended December 31, 1999 from $102.7 million in the prior year, representing an increase of $40.7 million or 39.6%. Approximately $22.9 million of the increase was attributable to revenue generated from the acquisition of APL. Excluding the effect of the acquired business, net revenue increased $17.8 million or 17.3%, primarily as a result of an increased volume of laboratory tests performed. Also excluding the effect of the acquired business, the number of billed accessions increased approximately 11.3% in the year ended December 31, 1999 compared to the year ended December 31, 1998, while the average price billed per accession increased approximately 5.2%. Our volume growth has primarily been driven by a net increase in the number of total customers we serve. During 2000, we have been successful in attracting new customers, primarily in the hospital, physician and independent clinical laboratory markets while also maintaining a very high retention rate for our existing customers. The increase in the average price billed per accession is due to a greater proportion of higher-priced esoteric tests performed in 1999 compared to 1998, as well as to price increases during 1999 for certain client and patient fee schedules.

Cost of Services.   Cost of services increased to $96.1 million for the year ended December 31, 1999 from $69.9 million in the prior year, representing an increase of $26.2 million or 37.5%. Approximately $14.3 million of the increase is attributable to the cost of services performed by APL, which was acquired during the fourth quarter of 1999. Excluding the effect of the acquired business, cost of services increased $11.9 million or approximately 17.0%. Approximately $6.9 million of the $11.9 million increase is due to the greater volume of laboratory tests performed in 1999 compared to the prior year. The remaining $5.0 million is due to cost increases on a per-test basis for laboratory supplies, operations labor and transportation costs. Supplies cost per test increased due to the greater proportion of esoteric tests performed in 1999 compared to the prior year, while the increases in labor and transportation costs primarily reflect wage increases and higher transportation volumes and fuel costs.

Selling, General and Administrative.   Selling, general and administrative expense increased to $33.6 million for the year ended December 31, 1999 from $23.1 million for the year ended December 31, 1998, representing an increase of $10.5 million or 45.5%. Approximately $5.0 million of the increase was attributable to the acquisition of APL. Excluding the effect of the acquired business, selling, general and administrative costs increased $5.5 million or 23.8%. The increase in selling expense is due to increased costs to expand our national sales coverage, including additional travel and sales office costs. The increase in general and administrative expense primarily relates to expansion of our management team and our information technology capabilities in order to support our growth. We incurred increased costs in personnel salaries and benefits, travel and information technology.

Depreciation and Amortization.   Depreciation and amortization expense increased to $4.8 million for the year ended December 31, 1999 from $2.2 million for the year ended December 31, 1998, representing an increase of $2.6 million. The increase is primarily due to amortization of goodwill and additional depreciation attributable to the acquisition of APL in the fourth quarter of 1999.

Interest Expense.   Interest expense increased to $4.6 million for the year ended December 31, 1999 from $0.9 million for the year ended December 31, 1998, representing an increase of $3.7 million. The increase reflects the effect of an increase in long-term debt arranged in conjunction with acquisition of APL in the fourth quarter of 1999.

Provision for Income Taxes.   The provision for income taxes decreased to $1.8 million for the year ended December 31, 1999 from $2.2 million for the year ended December 31, 1998, representing a decrease of $0.4 million. The decrease is due to the decrease in income before income taxes, primarily due to higher interest expense in 1999, which was partially offset by an increase in the effective tax rate. The effective tax rate has increased due to the amortization of intangibles acquired in connection with the APL acquisition, which are not deductible for tax purposes.

Adjusted EBITDA.   Adjusted EBITDA increased to $13.7 million for the year ended December 31, 1999 from $9.7 million for the year ended December 31, 1998, representing an increase of $4.0 million. Approximately $3.5 million of the increase is due to the acquisition of APL, which was acquired during the fourth quarter of 1999. Excluding the effect of the acquired business, Adjusted EBITDA increased approximately $0.5 million or 5.2% in 1999 compared to 1998.

Year ended December 31, 1998 compared to the period May 2, 1997 to December 31, 1997

Net Revenue.   Net revenue increased to $102.7 million in the year ended December 31, 1998, from $59.2 million in the May 2, 1997 to December 31, 1997 period, representing an increase of $43.5 million or 73.5%. The increase in net revenue in the twelve-month 1998 period compared to the eight-month 1997 period is due both to the longer time period and to a full year-to-year growth in the volume of billed accessions. The growth in testing volume was the result of the success of the aggressive sales and marketing program instituted during 1997 and 1998. The average price per accession did not vary significantly between periods.

Cost of Services.   Cost of services increased to $69.9 million in the year ended December 31, 1998 from $41.7 million in the May 2, 1997 to December 31, 1997 period, representing an increase of $28.2 million or approximately 67.6%. The increase in the cost of services of the twelve-month 1998 period compared to the eight-month 1997 period of 67.6% is due both to the longer time period and to a full year increase in the volume of laboratory tests performed. The average cost per test did not vary significantly between periods.

Selling, General and Administrative.   Selling, general and administrative expense increased to $23.1 million in the year ended December 31, 1998 from $13.1 million in the May 2, 1997 to December 31, 1997 period, representing an increase of $10.0 million or 76.3%. This increase is due both to the longer time period as well as increased expenditures. Selling expense increased due to the costs associated with the expanded sales coverage and marketing program initiated by the new management team.

Depreciation and Amortization.   Depreciation and amortization increased to $2.2 million in the year ended December 31, 1998 from $1.1 million in the May 2, 1997 to December 31, 1997 period. The increase in 1998 over the 1997 amount is due to the longer time period, the effect of depreciation on capital additions and amortization of the goodwill from the 1998 Providence Laboratory Associates acquisition.

Adjusted EBITDA.   Adjusted EBITDA increased to $9.7 million for the year ended December 31, 1998 from $4.1 million in the May 2, 1997 to December 31, 1997 period, representing an increase of 136.6%. This increase is due both to the longer time period in 1998 as well as to the factors discussed above.

Suppliers

On a pro forma basis, no single supplier comprised greater than 6.2% of our laboratory supply purchases for the year ended December 31, 1999. We believe that suppliers are numerous and compete aggressively for our business. We believe that our relative size and position in the market offer us procurement advantages not available to other smaller laboratories in the industry.

Seasonality

We experience seasonal trends that we believe affect all clinical laboratory companies. Testing volume generally tends to be lower during the holiday seasons and, to a lesser extent, inclement weather. As a result, because a substantial portion of our expenses are relatively fixed over the short term, our operating income as a percentage of revenue tends to decrease during the third and fourth quarter of each year. Our historical results do not necessarily demonstrate the impact of seasonality given our high growth during the periods presented.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flow generated from operations and borrowings under our senior credit facility. Total debt obligations increased to $145.8 million as of June 30, 2000 from $139.0 million as of December 31, 1999 and $12.5 million as of December 31, 1998. Total debt obligations as of June 30, 2000 are composed of $123.5 million in borrowings under our senior credit facility, $17.5 million related to the convertible subordinated notes, and $4.8 million in other borrowings. The increase resulted primarily from borrowings to finance the acquisition of APL in 1999. As of June 30, 2000, we had $1.0 million in cash and cash equivalents and $23.4 million in non-cash working capital.

Net cash flow from operations was $1.5 million in the year ended December 31, 1998, $1.7 million in the year ended December 31, 1999, and $6.8 million in the six months ended June 30, 2000. The trend of improved operating cash flow is due to an improvement in our net income since our acquisition of APL in October 1999. Operating cash flow has been negatively impacted by increases in working capital, primarily accounts receivable and inventories, that have accompanied the growth in business volumes.

Net cash used for investing activities was $7.4 million in the year ended December 31, 1998, $88.4 million in the year ended December 31, 1999, and $13.5 million in the six months ended June 30, 2000. Investing activities consist of acquisitions and capital expenditures for property, equipment and intangibles. Cash used in investing activities for the year ended December 31, 1998 was primarily for the acquisition of Providence Laboratory Associates. Cash used in investing activities for the year ended December 31, 1999 was primarily for the acquisition of APL. Capital expenditures primarily represent laboratory operating equipment, leasehold improvements to the lab facilities and office equipment, primarily computers. Capital expenditures during fiscal 1998 were approximately $2.9 million, $5.5 million in 1999 and $3.2 million in the six months ended June 30, 2000.

Net cash provided by (used in) financing activities was $5.9 million in the year ended December 31, 1998, $87.6 million in the year ended December 31, 1999, and $6.9 million in the six months ended June 30, 2000. Financing activities in 1998 consisted primarily of borrowings and repayments under a $20.0 million credit facility with Heller Financial Inc., which consisted of a term loan and accounts receivable based line of credit. Financing activities in 1999 included the refinancing of our credit agreement with Heller Financial Inc. with a new term loan of $20.0 million and a revolving facility of $15.0 million. On October 13, 1999, all of the outstanding debt related to the Heller Financial credit agreement was repaid.

On October 13, 1999, in connection with the APL acquisition, we entered into an amended and restated senior credit facility with Bankers Trust Company, as agent, and various other lenders that provides for:

- a revolving credit facility providing for up to $25.0 million in revolving credit loans and letters of credit;

- a Term A Loan facility providing for $50.0 million in term loans; and

- a Term B Loan facility providing for $65.0 million in term loans.

We may borrow amounts under the senior credit facility for permitted acquisitions, including related fees and expenses and to fund working capital and general corporate needs. All revolving loans incurred under the senior credit facility will mature on October 13, 2004. At June 30, 2000, there was $48.0 million outstanding under the Term A facility and $64.7 million outstanding under the Term B facility, $10.8 million of revolving credit borrowings and $14.2 million of unused borrowing capacity. The senior credit facility provides that all of our indebtedness be secured by a first priority security interest in some of our assets and the capital stock of our subsidiaries.

Our borrowings under the senior credit facility bear interest at a floating rate and may be maintained by us as base rate loans or, at our option, as Euro-rate loans, in each case, plus an applicable margin. For the six-month period ended June 30, 2000, our weighted average interest rate under our senior credit facility was 9.94%.

The term loans mature, and as a result must be repaid, in quarterly installments on March 31, June 30, September 30 and December 31 of each year, beginning on June 30, 2000. The scheduled repayments for the term loans for the remainder of this year and 2001 are $4.7 million and $9.2 million, respectively. The final maturity date of the Term A loan is October 13, 2004 and the final maturity date of the Term B loan is April 13, 2006.

The senior credit facility requires us to meet certain financial tests, including, without limitation, minimum interest coverage ratios, a maximum senior debt leverage ratio, a maximum level of capital expenditures and a minimum adjusted net worth. For the three-month period ended June 30, 2000, we were not in compliance with a financial ratio covenant in our senior credit facility. We have received a waiver from the lenders under our senior credit facility for that noncompliance.

The senior credit facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, specified events of bankruptcy and insolvency, judgment defaults, failure of any guaranty or security document supporting the senior credit facility to be in full force and effect and a change of control.

We will use the net proceeds of the offering to repay indebtedness under the Term A loan and the Term B loan. In connection with, and subject to, the offering, we expect to amend or refinance our senior credit facility on terms and conditions that are more favorable to us.

We believe that our cash and cash equivalents together with cash flows expected to be generated from operations and borrowing capabilities under the current or an amended senior credit facility will be sufficient to meet anticipated requirements for working capital, interest payments, capital expenditures and scheduled principal payments under our debt obligations for the foreseeable future.

Quantitative and Qualitative Disclosure of Market Risks

Interest on amounts borrowed under our credit facility discussed above is subject to adjustment determined based on certain levels of financial performance. For LIBOR borrowings, the applicable margin added to LIBOR can range from 2.00% to 3.25% for Term A and revolving loans and is equal to 3.875% for Term B loans. At any time, a sharp rise in interest rates could have a material adverse impact on our cost of working capital and interest expense. For every one-half percent rise in interest rates, our variable note obligations held at June 30, 2000 interest expense would increase by $0.6 million annually.

During 1999, we entered into one interest rate swap agreement, which is used to reduce the impact of interest rate changes on net income. This agreement effectively converts, for a three-year period, $58.0 million of floating rate borrowings to fixed rate borrowings. We secured a fixed interest rate on this agreement of 6.6225%.

We do not conduct business operations in foreign currencies and, as a result, are not generally subject to the exposures that arise from foreign exchange rate movements. However, occasionally we may purchase laboratory supplies or reagents from vendors who are located outside the United States. In such cases, we usually arrange to purchase the supplies or reagents through a U.S. distributor, so we would not be directly exposed to exchange rate risk.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by SFAS 137 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 is effective for our first quarter in the fiscal year ending December 31, 2001 and is not expected to have a material effect on our financial position or results of operations. However, the ultimate impact will depend on the derivative activity that we have at the date of adoption and thereafter.

BUSINESS

Overview

We are a leading national provider of esoteric laboratory testing services. Esoteric tests are clinical laboratory tests that are more complex and typically priced higher than routine tests. We market our esoteric testing services to hospitals and independent clinical laboratories nationwide. As of September 15, 2000, we provided our services to over 380 hospitals and 160 independent clinical laboratories in 31 states. Our two main laboratories are located in metropolitan Washington, D.C., and Las Vegas, Nevada. We are the leading provider of comprehensive laboratory services in each of those markets. We strengthen our offering by providing our clients advanced information technology solutions, as well as other value-added laboratory services.

We believe that we are well positioned to serve our target clients. Many hospitals and independent clinical laboratories do not perform esoteric tests because of the complexity and high cost of performing these tests internally. These organizations choose us as their esoteric laboratory because we offer them superior service, excellent quality and rapid turnaround time. In addition, unlike the laboratories that provide comprehensive services on a national basis, we generally do not compete with our clients for routine testing business in their local markets. We believe that we offer our clients one of the most complete esoteric testing service offerings available, as well as access to the latest in innovative testing technology. We obtain this access through acquisition and licensure of new testing technologies, which leverages external research in esoteric testing and reduces our development time and costs.

In October 1999, we acquired APL, the leading laboratory services provider in Nevada. With this purchase, we acquired a full service laboratory facility in Las Vegas, Nevada that complements the geographic reach of our Chantilly, Virginia facility and enhances our position as a nationwide provider of esoteric testing services. We have been successful in attracting a wide range of clients for our esoteric testing services, including Kaiser Permanente, Consorta Catholic Health Resource Partners, Health Trust Purchasing Group and Massachusetts General Hospital. We are currently performing more than 330,000 total tests per week. For the six months ended June 30, 2000 and for the year ended December 31, 1999 on a pro forma basis, we had net revenue of $129.9 million and $225.6 million, respectively, and Adjusted EBITDA of $19.2 million and $27.3 million, respectively.

Industry

Reliance on laboratory testing for detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions creates significant market demand for clinical laboratory testing services. In 1998, over 5.6 billion tests were performed in the United States. According to industry sources, more than 70% of all health care decisions and spending are impacted by clinical laboratory test results.

According to Washington G-2 Reports, the U.S. clinical laboratory industry generated $31.8 billion in revenues in 1999, which represented approximately 3% of total healthcare expenditures. We expect growth in clinical laboratory spending due to the following:

- general aging of the U.S. population;

- growth in new highly-specialized tests, including genetic testing;

- increasing testing for diagnosis and monitoring of infectious diseases, such as HIV and hepatitis C;

- increasing testing by employers for substance abuse;

- increasing outsourcing in the health care industry; and

- increasing awareness of patients as to the value of laboratory testing and an increasing willingness of patients to pay for screening and other tests that may not be covered by third-party payors.

Laboratory tests are provided by hospital-affiliated laboratories, physician-owned laboratories and independent clinical laboratories. The clinical laboratory testing market is highly fragmented with over 165,000 federally-regulated clinical laboratories, 8,900 of which are hospital-based clinical laboratories and 4,900 of which are independent clinical laboratories. Washington G-2 Reports estimates that in 1998, 63% of all laboratory testing revenue was derived from hospital-based laboratories, 26% was derived from independent clinical laboratories and the remaining 11% was derived from physician-based laboratories. We believe hospitals and independent clinical laboratories will continue to outsource esoteric laboratory testing services because of the complexity and high cost of performing these tests internally. We also believe that hospitals will compete on an "outreach" basis with independent clinical laboratories for routine, physician-generated testing business in local markets. Providing these services allows hospitals to spread the fixed costs of their internal laboratory facilities across a broader revenue base.

We perform laboratory tests on body fluids such as blood and urine as well as on tissue and other samples, such as human cells. The tests that we perform can be categorized as follows:

Esoteric Tests: Esoteric tests are specialized tests which are used by physicians to obtain information not provided by routine tests. These tests are performed less frequently than routine tests and require specialized equipment, highly-trained personnel and may have significant non-automated processes. In 1998, the esoteric testing market represented approximately $2.0 billion. We believe the esoteric testing market is growing rapidly, driven by general advances in medical technology and the accelerating pace of new genetic-based testing. Esoteric tests generally command a higher price, are more profitable and have a more attractive payor mix than routine tests. We believe that, due to the high degree of complexity and costs involved with esoteric testing, the majority of these tests are performed by independent clinical laboratories, such as AML.

Toxicology Tests: Toxicology tests are targeted at the discovery and identification of chemical and drug substances present in the body's metabolism. Employers are increasingly utilizing toxicology tests in attempting to lower their overall health care costs and improve their workplace environment by maintaining a healthy, drug free work force. According to Washington G-2 Reports, among firms in the United States, approximately 70% test employees or job applicants for illegal drug use. The toxicology testing market in the United States has been estimated at $750 million per year. Toxicology tests are often classified as a subcategory of esoteric tests.

Routine Tests: Routine tests are used by physicians in general patient care to establish or support a diagnosis and to monitor disease. These tests typically measure the functionality of organs such as the kidney, heart, liver and thyroid. Routine tests are conducted 24 hours-a-day, 365 days-a-year, with results often provided electronically within 24 hours of testing. Among independent laboratory companies, routine tests are offered or conducted through their respective patient service centers, primary laboratories and short turnaround time, or STAT, laboratories. Patient service centers are facilities at which specimens are collected and are typically in close proximity to medical professional buildings or complexes.

Our Business Strategy

The principal elements of our business strategy include:

- *Expanding Our Position as a Leading National Provider of Esoteric Testing Services.* We will continue to expand nationally by providing esoteric testing services to our clients as a service offering that complements their routine testing operations. We believe that as tests become more complex and costly, hospitals and independent clinical laboratories will refer more of these tests to esoteric testing laboratories, such as ours. Hospitals and independent clinical laboratories find our esoteric testing services attractive in part because we do not compete with them for routine testing

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services outside of our core markets of Nevada and metropolitan Washington, D.C. With significant operations in both the eastern and western United States, we offer hospitals and independent clinical laboratories throughout the nation access to esoteric testing technology and expertise that supports and enhances their clinical laboratory offerings and objectives.

- *Maintaining Our Comprehensive Offering of Esoteric Tests.* We will continue to acquire and license new esoteric tests to satisfy our clients' needs. We believe this approach allows us to leverage external research and reduce our development time and costs while providing the latest in technological innovation. We will continue to maintain strong relationships with developers of new medical testing technologies to remain a leading provider of esoteric testing services. Our operating history, market knowledge and strong professional relationships have consistently enabled us to access and provide newly-created esoteric tests expeditiously.

- *Growing Our Leadership Position in Our Core Geographic Markets.* We believe the attractive demographic characteristics and growth prospects of our core geographic markets, Nevada and metropolitan Washington, D.C., provide an excellent opportunity for us to continue to expand and grow our esoteric and routine operations. We also believe that our strong regional presence and reputation for superior quality and client service position us as the preferred provider of laboratory testing services for hospitals, independent clinical laboratories and physician laboratories in these markets. In response to our clients' needs, we have developed an extensive infrastructure and provide a full spectrum of testing services supported by a network of rapid collection, processing and distribution services. Our extensive infrastructure and strong financial performance in our core geographic markets provide us with a platform for offering esoteric testing services on a national basis. We may opportunistically expand our full-service testing offering in strategic locations throughout the United States.

- *Enhancing Our Competitive Position by Providing the Highest Levels of Client Service.* We seek to achieve the highest levels of client satisfaction and foster long-term relationships through superior customer service. Members of our executive management team begin each day with a meeting to address specific client service issues. We have a comprehensive quality assurance program which ensures that laboratory specimens are properly collected and tested and that client and patient information is timely and properly recorded, billed and filed. Our sales and operations teams are trained to identify, respond to and resolve all client service issues in a time efficient and satisfactory manner. We constantly monitor, assess and strive to improve turnaround time, process workflow and overall client satisfaction. We utilize external providers to perform proficiency testing on, and confirm accuracy of, laboratory results. We believe we have a reputation as one of the highest quality providers of clinical laboratory services in the markets in which we operate. We believe our strong client service has contributed to our 99% client retention rate over the period from January 1999 to June 2000.

- *Strengthening Customer Relationships with Value-Added Services.* We will continue to leverage our long history of clinical laboratory experience and expertise to develop and strengthen the community outreach efforts of our clients. We have developed innovative services that address the evolving needs of our hospital, physician and independent clinical laboratory clients. Our value-added services enable our clients to more effectively manage certain laboratory services while outsourcing other services to us. We believe that offering these value-added services to our clients creates a long-term relationship, providing us with a sustainable competitive advantage.

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Our Services

The following table depicts the various services we offer:

Testing Category	Scientific Focus	Selected Examples	Selected Client Relationships
Esoteric	Endocrinology Genetics Immunology Immunoperoxidase Microbiology Molecular Biology Oncology Serology Special Chemistry Clinical Toxicology	HIV Genotyping Polymerase Chain Reaction Tuberculosis Blood Cultures Bone Marrow Karotyping Phenotyping Prognostic HIV DNA Sequencing Blood Leads	Kaiser Permanente Whitman Walker Clinic Georgetown University Hospital Massachusetts General Hospital Universal Health Services
Toxicology	Forensic	Drug Testing (Hair and Urine) Blood Alcohol	US Postal Service US Airways Starwood Resorts Frito Lay Publix Supermarkets
Routine	Hematology Cytology Histology Automated Chemistry Bacteriology	Complete Blood Count Routine Health Screens Cholesterol Tests Electrolytes Pregnancy and Prenatal Pap Smears Glucose Monitoring	Sierra Health Aetna US Healthcare Individual physician practices

Esoteric Testing.   We perform an average of 123,000 esoteric tests per week. The nature of these tests requires a high level of accuracy, quick turnaround time and substantial human involvement. Because it is not cost effective for most laboratories to perform esoteric tests in-house, they generally refer many esoteric tests to outside testing laboratories.

We offer our clients a broad array of esoteric tests, which we believe represent substantially all of the esoteric tests typically requested. We have relationships with niche laboratories that perform the small number of tests that we do not perform internally. We acquire and license new esoteric tests created by others to leverage external research and reduce our development time and costs while providing the latest testing technology to our clients.

We currently offer a wide range of genetic tests, which are tests that are based on DNA and RNA. We believe genetic testing is a substantial area of growth for us because recent scientific advances have made it possible to use esoteric testing to identify genetic characteristics of many diseases. As science expands our understanding of the human genome, we believe that genetic testing will increase in importance.

We use complex testing technologies, such as Branch DNA and polymerase chain reaction, or PCR, testing to directly evaluate genetic material. These testing technologies provide earlier and more precise detection of disease and predisposition to disease than historically has been available. In August of this year, we became the first national laboratory to offer Roche's new PCR test for the sexually transmitted

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diseases chlamydia and gonorrhea. This highly specialized esoteric test has been scientifically proven to be a more sensitive test than traditional methodologies.

For the year ended December 31, 1999 and the six months ended June 30, 2000, esoteric testing represented 47.0% and 52.9% of our net revenue, respectively.

Toxicology Testing.   We perform an average of 43,500 forensic toxicology tests per week. Forensic toxicology requires complex procedures and government licensure, which we have both at our Las Vegas, Nevada and Chantilly, Virginia laboratories. Our toxicology customers are large employers and government organizations who test their employees for drugs of abuse, as well as hospitals and independent laboratories who choose not to do these tests.

Our forensic toxicology department screens urine and hair specimens for the presence of drugs. Specimens are submitted to us by customers needing to comply with company, state or federal government workplace drug testing programs. Toxicology testing can occur on a pre-employment, random, for cause, return-to-duty or post-accident basis. Hair testing can often detect drugs used by an individual in the last 60 to 90 days, whereas conventional urine drug testing typically only detects drug use in the last few days.

We have made significant proprietary advances in the use of hair testing for drug use, which have enabled enhanced detection of drug users. We recently received a patent related to our hair testing product and, in accordance with a final rule published by the FDA in April 2000, we will be seeking to obtain FDA approval of that product. Our hair testing product shortens the time needed to perform a hair test to a single day.

For the year ended December 31, 1999 and six months ended June 30, 2000, toxicology testing represented 10.1% and 10.3% of our net revenue, respectively.

Routine Testing.   We perform an average of 164,000 routine tests per week. Routine clinical laboratory tests measure various important bodily health parameters such as the function of the kidneys, heart, liver, thyroid and other organs. Commonly ordered tests include:

- blood chemistry tests;
- complete blood count, or CBC;
- pap smears;
- HIV screening tests;
- urinalyses; and
- pregnancy tests.

We perform routine testing through our primary and STAT laboratories. We also perform routine testing in hospitals where we have on-site laboratories. Many test results are delivered electronically to our customers, which include managed care organizations and individual physician practices.

For the year ended December 31, 1999 and the six months ended June 30, 2000, routine testing represented 42.9% and 36.8% of our net revenue, respectively.

Value-Added Services.   As part of our comprehensive service offering, we provide value-added services designed to support our customers' laboratory businesses and enhance our relationship with these customers. We draw on our expertise in the clinical laboratory testing market to provide the following value-added services to our customers:

- *Information Technology Services.*   Our information technology capabilities enable online connectivity between us and our clients.
- *Medical Directorships.*   We provide medical directors for 37 of our clients' laboratories.

- *Test Management.*   We examine our client's testing menu and services and recommend strategies to reduce overall laboratory costs, while optimizing laboratory quality and turnaround time.

- *Sales Support.*   Our sales force accompanies clients to promote our esoteric laboratory testing services as the client's reference laboratory.

- *Ancillary Services.*   We assist our clients in ancillary services, including courier services, information technology and laboratory technical expert consultation.

- *On-Site Laboratories.*   Some hospitals wish to reduce their involvement in the day-to-day operation of their in-house laboratories. We sometimes enter into agreements with our clients under which we establish and license, in our name, an on-site laboratory, renting space from the client as necessary.

- *Phlebotomy Services.*   In response to a request by a client, we will work with our client to provide phlebotomy services, which is the process for collecting a blood specimen, in accord with relevant state and federal law.

Customers

We provide testing services to a broad range of health care providers including hospitals, independent clinical laboratories, employers, managed care organizations, physicians and physician practice groups. No single customer or affiliated group of customers accounted for more than 7% of our total net revenues for the six months ended June 30, 2000. Our strong client service focus has contributed to a 99% client retention rate from January 1999 to June 2000.

Our principal customers include:

Hospitals.   We provide esoteric testing and value-added services to over 380 hospitals throughout the United States. We believe that we are one of the industry leaders in servicing hospitals' esoteric laboratory testing needs. Hospitals are competing for routine testing businesses in order to spread the fixed costs of their internal laboratory facilities across a broader revenue base. Our ability to assist hospitals in expanding their routine testing businesses helps position us as their preferred provider for esoteric testing services.

Our clients in the hospital market include individual hospitals, hospital networks and hospitals belonging to GPOs. We recently were named a preferred provider in contracts with two large GPOs, Health Trust Purchasing Group and Consorta Catholic Health Resource Partners, which together have over 600 hospitals as participating members. Our individual hospital clients include Georgetown University Hospital and Massachusetts General Hospital; and our hospital network clients include Central Pennsylvania Alliance of Laboratories and Inova Health System.

Hospitals generally maintain on-site laboratories to perform routine testing and outsource less frequently needed and esoteric procedures to laboratories like AML. Many hospitals compete with independent laboratories by offering testing services to community physicians via the hospital's own laboratory. As a national esoteric laboratory services provider, we provide our hospital customers with services that complement their routine testing operations, and unlike other comprehensive national laboratory service providers, other than in our core geographic markets, we do not compete with those hospitals for routine testing business in their local markets.

Independent Clinical Laboratories.   We provide esoteric testing services to local and regional independent laboratories that do not have the breadth of our esoteric testing capabilities. The services we perform for independent laboratory clients are similar to the esoteric testing services we perform for hospital clients. We have over 160 independent clinical reference laboratories as clients, including MDS, PathLab and Dynacare.

Employers and Other Institutions.   We believe that we are one of the leaders in the clinical laboratory industry in providing testing to employers for illegal drug use. We believe that the employer

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market is a large, growing market for laboratory testing as companies and governmental agencies increase their pre-employment drug screening programs to ensure that their work environments are safe and drug-free. All of our 4,730 employer and other institutional customers are charged on a fee-for-service basis. These customers include US Airways, United States Postal Service and Publix Supermarkets.

Managed Care Organizations.   In our core geographic markets, we service the managed care needs of our physician clients. Managed care organizations in these markets contract with us because of our share of the physician market and our extensive service network. We also service the esoteric testing needs of managed care organizations such as Kaiser Permanente, which have their own routine testing laboratories but outsource esoteric testing to us. We have capitated contracts, which provide for billing on a fixed-fee basis, with 13 managed care organizations.

Physicians and Physician Groups.   We provide esoteric testing services to physicians and physician groups on a national basis. We also service the routine testing needs of these customers in our core geographic markets. Many physicians are required to refer tests to a specific laboratory. In addition to capturing a share of that business, we believe our reputation as a premier provider of testing services has enabled us to capture many physicians' or physician groups' other testing business. Our physician and physician group clients are billed on a fee-for-service basis.

Payors

We bill the majority of our testing services on a fee-for-service basis. If the service is a physician-ordered test, the payor may be the physician, the patient or a third party who pays the bill for the patient, such as an insurance company, Medicare or Medicaid. Fees are billed to hospitals, independent clinical laboratories and physicians based on a negotiated fee schedule. Medicare and Medicaid reimbursements are based on fee schedules set by governmental authorities.

Over the past few years, billing on a capitated basis has become a larger segment of the industry's revenue. We have selectively entered into capitated agreements and we received only approximately 5% of our net revenue for the six months ended June 30, 2000 from capitated arrangements. The following table shows current estimates of the breakdown of the percentage of our net revenue for the six months ended June 30, 2000 applicable to each payor group:

	Six Months Ended June 30, 2000
Health care providers and employers	59.9%
Patient	12.4%
Other insurance	21.0%
Medicare and Medicaid	6.7%
Total	100.0%

Sales and Marketing

Our sales and marketing strategy is designed to expand our esoteric services nationally and increase the penetration of our comprehensive service offering in Nevada and metropolitan Washington, D.C. The key elements of our strategy include:

- continuing our direct sales efforts targeted at hospitals and independent clinical laboratories;

- expanding our direct sales force with an increasing national focus; and

- increasing the technical expertise of our sales organization.

We believe our sales force is a key competitive advantage. Our sales force includes recognized laboratory industry veterans and is currently comprised of 46 sales professionals and a support staff of 16 individuals. Twenty-four of our salespeople focus on sales of esoteric testing and value-added services, while seven focus primarily on toxicology sales. The remaining 15 salespeople focus primarily on sales to physicians and physician groups in Nevada and metropolitan Washington, D.C. Many of our sales professionals are medical technologists or other health care professionals. We continue to expand our sales force with additional personnel and management staff to accommodate new market opportunities and to concentrate on increasing revenues and profitability from existing clients.

We continually train and educate our sales force on the testing services offered by our company. We emphasize client service and quality, including periodic comprehensive reviews of our performance and daily meetings among management and the sales professionals to review any issues or problems with our clients. We believe the success of our focus and efforts on client service and quality is demonstrated by our strong client retention, growth in new clients and high customer satisfaction.

Information Technology

We provide a comprehensive offering of information technology solutions to our clients that enables multi-level connectivity and system interface functionality. Our offering includes a wide range of flexible services, ranging from electronic data interchange to internet-based services. Drawing on our extensive operating history and diverse client base, we have created a state of the art information technology solution that is user friendly, cost effective and hardware neutral. Our service offering includes:

- automated test ordering;

- results reporting;

- legacy system interface and connectivity; and

- a strategic relationship with LabPortal, Inc., which we believe will provide our clients with the latest clinical laboratory web-based connectivity software products and services.

These information technology capabilities help us establish a long term relationship and provide value-added services not typically offered in the laboratory industry. We have made a significant investment in building a strong information technology infrastructure that allows our customers to efficiently and cost-effectively access and deliver data. We believe that these investments give us a competitive advantage, as customers find it easier to do business with us than with our competitors.

Competition

The esoteric clinical laboratory business is highly competitive and is served by several national laboratories, as well as many niche and regional organizations. Our primary competitors include large independent laboratories, such as Quest Diagnostics and Laboratory Corporation of America. We also compete with niche laboratories such as Specialty Laboratories, Impath and Athena Diagnostics, as well as laboratories affiliated with educational institutions such as Mayo Medical Laboratories and Associated Regional University Pathologists, in the esoteric testing market. In the toxicology testing business, we compete with Quest Diagnostics, Laboratory Corporation of America, Psychemedics and PharmChem. The routine laboratory testing business is highly fragmented and also very competitive.

We believe that health care providers consider the following factors, among others, in selecting a laboratory:

- accuracy, timeliness and consistency in reporting test results;

- breadth of tests performed by the laboratory;

- customer service capability;

- reputation in the medical community;

- logistics capability and geographic location;

- information technology solutions;

- approval of managed care organizations; and

- pricing.

We believe that we compete favorably in each of these areas.

Compliance Program

Compliance with government rules and regulations is a significant concern throughout the clinical laboratory industry because of evolving interpretations of regulations and the national debate over health care expenditures, fraud and abuse. We have created a compliance program that we believe substantially follows the United States Department of Health and Human Services' Office of Inspector General's Model Compliance Plan for Clinical Laboratories. We are in the process of integrating the compliance programs of AML and APL. We believe that we comply, in all material respects, with applicable statutes and regulations.

Quality Assurance

Our goal is to provide the highest levels of client satisfaction and foster long-term relationships. To achieve that goal, we have implemented a comprehensive quality assurance program which ensures that laboratory specimens are properly collected and tested and client and patient information is timely and properly recorded, billed and filed.

Internal Quality Control and Audits. Quality control samples are processed in parallel with the analysis of patient specimens. The results of tests on quality control samples are then monitored to identify imprecision in the analytical processes. In addition, we administer an extensive internal program of "blind" proficiency testing, where quality control samples are processed through our systems as normal patient samples. We also perform internal process audits as part of our comprehensive quality assurance program.

External Proficiency Testing and Accreditation. Our laboratories participate in various externally-conducted blind sample quality surveillance programs. These programs are performed in connection with all other quality assurance procedures. They include proficiency testing programs administered by the College of American Pathologists, as well as many state agencies. Our laboratories are all accredited by the College of American Pathologists, an independent nongovernmental organization of board certified pathologists approved by the United States Health Care Financing Administration to inspect laboratories to determine compliance with the standards required by the Clinical Laboratory Improvement Amendments of 1988. The College of American Pathologists, or CAP, offers an accreditation program, which includes on-site inspections and participation in a proficiency testing program, to which laboratories may voluntarily subscribe.

Regulation of Clinical Laboratory Operations

The clinical laboratory industry is subject to significant federal and state regulation. Governmental authorities may impose fines or criminal penalties or take other enforcement actions, including revoking a clinical laboratory's right to conduct business, in order to enforce laws and regulations.

CLIA and State Law. Our laboratories and patient service centers are licensed and accredited by applicable federal and state agencies. The Clinical Laboratory Improvement Amendments of 1988, or CLIA, regulate virtually all clinical laboratories by requiring that they be certified by the federal government to ensure that laboratory testing services are uniformly accurate, reliable and timely. CLIA permits states to adopt regulations that are more stringent than federal law. For example, state laws may require additional personnel qualifications, including licensure or certification, specific lab report or billing disclosure, quality control, record maintenance or proficiency testing. State laws may also prohibit mark-ups or multiple fee schedules by laboratories performing tests on specimens originating in the state. A number of states with some degree of jurisdiction over our activities, including New York, have in fact adopted regulations stricter than those set forth in CLIA. CAP performs inspections under CLIA for HCFA every two years. CLIA certification via CAP or other federally designated agencies and compliance with applicable state licensure requirements also are prerequisites for our continued participation in the Medicare and Medicaid programs.

Drug Testing. The Substance Abuse and Mental Health Services Administration, or SAMHSA, regulates drug testing for public sector employees. SAMHSA has established detailed performance and quality standards that laboratories must meet to perform drug testing on federal employees and contractors and other regulated entities. Our laboratories that perform such testing must be certified as meeting SAMHSA standards. Our SAMHSA certified laboratories are subject to on-site inspections twice a year by SAMHSA and CAP.

Controlled Substances. The federal Drug Enforcement Administration, or DEA, regulates access to controlled substances in drug abuse testing. Our laboratories that handle controlled substances are licensed by the DEA.

Medical Waste and Radioactive Materials. Clinical laboratories are also subject to federal, state and local regulations relating to the handling and disposal of medical specimens, hazardous waste and radioactive materials. We use licensed outside suppliers for such disposal. We believe that we currently comply with all laws in connection with the disposal of medical waste and radioactive materials.

Occupational Safety. The federal Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating specifically to workplace safety for health care employers. This includes laboratories whose workers may be exposed to blood-borne or airborne viruses. We believe that we are in substantial compliance with OSHA rules and regulations and have adopted policies to meet OSHA requirements.

Specimen Transportation. Regulations of the Department of Transportation, the Public Health Service and the United States Postal Service apply to surface and air transportation of laboratory specimens. We believe that we are in substantial compliance with such regulations.

Regulation of Reimbursement for Laboratory Services

Overview. The health care industry has been undergoing significant changes. Governmental payors, such as Medicare, which principally serves patients aged 65 years and older, and Medicaid, which principally services indigent patients, as well as private insurers and large employers, have taken steps to control the cost, utilization and delivery of health care services. We believe that our non-government reimbursed business may depend on continued participation in the Medicare and Medicaid programs, because many clients may want a single laboratory to perform all of their laboratory testing services, regardless of whether reimbursements are ultimately made by themselves, Medicare, Medicaid or other payors.

Billing and reimbursement for laboratory testing is subject to significant federal and state regulation. Penalties for violations of laws relating to billing federal health care programs and for violations of federal fraud and abuse laws include:

- exclusion from participation in Medicare/Medicaid and other federal health care programs;

- asset forfeitures;

- civil and criminal penalties and fines; and

- loss of various licenses, certificates and authorizations necessary to operate some or all of our business.

Reduced Reimbursements.   In 1984, Congress established a Medicare fee schedule for laboratory services performed for patients covered under Part B of the Medicare program. In 1986, Congress imposed a ceiling (the national limitation amount) on the amount that would be paid under the Medicare fee schedule reimbursement methodology. Since then, Congress has periodically reduced previous ceilings on the national limitation amount. The Medicare national limitation amount was reduced in 1996 to 76% of the national limitation amount and in 1998 to 74% of the national limitation amount. In addition, Congress also eliminated through 2002 the provision for annual fee schedule increases based on the consumer price index. The Clinton administration's proposed budget for fiscal Year 2000 sought to reduce further the Medicare national limitation amount to 72%, to reduce laboratory payment updates by the Consumer Price Index, or CPI, minus one percent over the next five years, and to reduce laboratory payments by 30 percent for four common laboratory tests (HgbAlc, TSH, PSA and urine culture) where data show Medicare overpays compared to the private sector. We cannot predict whether Congress will implement the proposed reductions or any other reductions.

Laboratories must bill the Medicare program directly and must accept the scheduled amount as payment in full for most tests performed on behalf of Medicare beneficiaries. In addition, state Medicaid programs are prohibited from paying more (and in most instances, pay significantly less) than Medicare. Major laboratories, including us, typically use two fee schedules:

- Fees charged to physicians, hospitals and institutions to which a laboratory supplies services on a wholesale basis. These are generally subject to negotiation or discount.

- Fees charged to individual patients and third party payors, like Medicare and Medicaid. These generally require separate bills for each requisition.

The fees established by Medicare are typically lower than patient fees otherwise charged by us, but are higher than our fees actually charged to many clients. During 1992, the Office of the Inspector General, or OIG, of the Department of Health and Human Services, or HHS, issued final regulations that prohibited charging Medicare fees substantially in excess of a provider's usual charges. The OIG, however, declined to provide any guidance concerning interpretation of these rules, including whether or not discounts to nongovernmental clients and payors or the dual-fee structure might be inconsistent with these rules.

A proposed rule released in September 1997 would have authorized the OIG to exclude from participation in the Medicare program providers, including laboratories, that charge Medicare and other federal health care programs fees that are "substantially in excess of . . . usual charges . . . to any of [their] customers, clients or patients." This proposal was withdrawn by the OIG in 1998. However, the 1997 Balanced Budget Act permits HCFA to adjust reimbursement for some Part B services, including laboratory services, if the fees are "inherently unreasonable." In January 1998, HCFA issued an interim final rule setting forth criteria to be used by HCFA in determining whether to exercise this power. Among the factors listed in the rule are whether the statutorily prescribed fees are "grossly higher or lower than the payment made for the . . . services by other purchasers in the same locality." We cannot provide any assurances to you that fees payable by Medicare could not be reduced as a result of the application of this rule.

HCFA recently issued a contract to a company to develop background data to be used in an inherent reasonableness review of Pap Smears and 50 other high volume tests. The background data will be used by HCFA to determine whether the payments made by Medicare are grossly deficient or grossly excessive for the tests to be studied. We cannot determine the results of this review at this time. The Clinical Laboratory Management Association, or CLMA, a trade association representing the clinical laboratory industry, is also conducting its own industry-wide study of costs of 21 laboratory tests, including the four targeted in President Clinton's fiscal year 2001 budget proposal for Medicare payment reductions of 30%. The CLMA hopes to make the study an annual event so that there will be a database for test costs. We cannot determine at this time what the outcome of the study will be, or how HCFA or Congress will respond to it.

In addition, in the 1997 Balanced Budget Act Congress directed the Institute of Medicine, or IOM, to undertake a study of Medicare's current payment system for clinical laboratory services, to include a review of the adequacy of the current methodology and recommendations regarding alternative payment systems. The IOM study is scheduled to be completed and released in the Fall of 2000. We cannot predict the study's recommendations regarding payment methodologies, or how Congress may react to the study's findings, and we cannot assure you that significant changes to the Medicare reimbursement system for clinical laboratory services would not have a material adverse effect on our business.

Reduced Utilization of Laboratory Testing.   In recent years, HCFA has taken several steps to reduce utilization of laboratory testing. Since 1995, Medicare carriers have adopted policies under which they do not pay for some commonly-ordered tests unless the ordering physician has provided an appropriate diagnostic code supporting the medical necessity of the test. Physicians are required by law to provide diagnostic information when they order tests for Medicare and Medicaid patients, for which tests the laboratory is required to provide a diagnosis. However, there is no penalty prescribed for violations of this law by physicians.

In March 1996, HCFA eliminated its prior policy under which Medicare paid for all tests contained in an automated chemistry panel when at least one of the tests in the panel is medically necessary. HCFA indicated that under the new policy, Medicare will only pay for those individual tests in a chemistry panel that are medically necessary. Later in 1996, the American Medical Association, or AMA, in conjunction with HCFA, designed four new panels of "clinically relevant" automated chemistry panels. Each panel consists of between 4 and 12 tests. These four new panels replaced the previous automated chemistry test panels, consisting of 19 to 22 tests. HCFA adopted these panels in early 1998. Since then, Medicare carriers have focused limited coverage application to the panel level and not to the test component level. However, we cannot assure you that Medicare carriers will not focus future limited coverage application to the test component level, thereby further limiting our ability to obtain Medicare reimbursement for these profiles.

We are generally permitted to bill patients directly for some statutorily excluded laboratory services. We are also generally permitted to bill patients for laboratory tests that Medicare does not pay for due to "medical necessity" limitations, but only if the patient signs a properly completed Advance Beneficiary Notice, or ABN (such tests include limited coverage tests for which an approved diagnosis code is not provided by the ordering physician). We often must rely on our physician customers to obtain ABNs from their Medicare patients.

Negotiated Rulemaking.   On March 10, 2000, the Health Care Financing Administration issued a proposed rule that would adopt national coverage and claims processing policies for clinical laboratory services. These proposals were the result of negotiated rulemaking mandated by Congress in the Balanced Budget Act of 1997 in response to concerns resulting from inconsistent Medicare carrier policies relating to medical necessity, documentation and recordkeeping requirements for clinical laboratory services. We have reviewed the proposed rule and do not believe it will have a significant impact on our business. However, we cannot provide any assurances that HCFA will not implement substantial changes in the final rule that could have a material adverse affect on us.

Regional Medicare Carriers.   The 1997 Balanced Budget Act also directed HCFA to replace the current system of local Medicare carriers with no more than five regional lab carriers. To date, HCFA has delayed taking any substantive action on this mandate and has indicated a desire to have the regional lab carrier requirement repealed by Congress. We do not believe that implementation of this regional carrier concept is important to our success.

Competitive Bidding.   The 1997 Balanced Budget Act requires HCFA to conduct and complete by 2002 five Medicare bidding demonstrations involving various types of medical services. HCFA is expected to include a laboratory demonstration project in a metropolitan statistical area as part of the legislative mandate. Competitive bidding for laboratory tests is still under review. If competitive bidding were implemented on a regional or national basis for laboratory testing, it could materially adversely affect the clinical laboratory industry and our business.

Future Legislation. Future changes in federal, state and local statutes and regulations (or in the interpretation of current regulations) affecting governmental reimbursement for laboratory testing could materially adversely affect us. We cannot predict, however, whether and what type of legislation or regulations will be enacted into law.

Fraud and Abuse Regulations. The federal anti-kickback statute broadly prohibits laboratories from making payments or furnishing other benefits to influence the referral of tests billed to Medicare, Medicaid or other federal health care programs. Enforcement of this anti-kickback prohibition has steadily increased in recent years as part of a broader effort by various federal enforcement agencies, including the Federal Bureau of Investigation and the OIG, to interpret liberally and enforce aggressively statutory fraud and abuse provisions.

According to public statements by the Department of Justice, or DOJ, health care fraud has been elevated to one of the highest priorities of the DOJ and substantial prosecutorial and other law enforcement resources have been committed to investigating health care provider fraud. The OIG also is involved in such investigations and has, according to recent public statements and workplans, targeted certain laboratory practices for study, investigation and prosecution.

As noted above, the penalties for violation of these laws may include criminal and civil fines and penalties and exclusion from participation in federal programs. Many of the anti-fraud statutes and regulations, including those relating to joint ventures and alliances, are vague or indefinite and have not been interpreted by the courts. In addition, regulators have generally offered little guidance to the clinical laboratory industry. Despite several requests from the clinical laboratory industry for clarification of the anti-fraud and abuse rules since 1992, the OIG has issued only a few fraud alerts and advisory opinions regarding laboratory practices. Although we believe we are in compliance with these laws, we cannot predict if some of the fraud and abuse rules will be interpreted contrary to our practices.

Moreover, many states have anti-kickback, anti-rebate, anti-fee-splitting and other laws that also affect our relationships with clients who refer non-government-reimbursed laboratory testing business to us.

In addition, since 1992, a federal anti-"self-referral" law, commonly known as the "Stark" law, prohibits, with certain exceptions, Medicare payments for laboratory tests referred by physicians who have, personally or through a business or immediate family member, an investment interest in, or a compensation arrangement with, the testing laboratory. Since January 1995, these restrictions have also applied to Medicaid-covered services. Penalties apply to violations of this statute. Many states have similar anti-"self-referral" laws that also affect investment and compensation arrangements with physicians and other clients who refer laboratory testing business to us. Penalties also apply to violations of these laws.

Insurance

We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide laboratory testing, including inaccurate testing results. These claims could be substantial. Management believes that present insurance coverage and reserves are adequate to cover currently estimated exposures. Although we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs, we cannot assure you that we will be able to do so, or obtain coverage at an acceptable cost, or that we will not incur significant liabilities in excess of policy limits.

Properties

We conduct most of our testing from our 250,000 square foot laboratory facility in Chantilly, Virginia, just outside of Washington, D.C., under a lease which expires in 2017, and our 124,000 square foot facilities in Las Vegas, Nevada, of which 85,000 square feet are owned and 39,000 square feet are leased. In addition to our facilities in Virginia and Nevada, we operate 22 remote service centers that are used to consolidate shipments to our Virginia and Nevada facilities, 53 patient centers that are located in the Washington, D.C. and Nevada areas to draw samples from patients and eight STAT laboratories established for quick-turnaround, customer-specific testing. We lease space for all of our remote service centers, patient centers and STAT laboratories. Our remote service centers are generally 1,500 square feet, our patient centers are generally 1,200 square feet and our STAT laboratories are generally 500 to 5,000 square feet in size.

Employees

At June 30, 2000, we employed approximately 2,700 people, of which 2,400 were full-time employees. We believe that we have good relations with our workers, none of whom is represented by a union.

Legal Proceedings

There are claims, suits and complaints which arise in the ordinary course of business that have been filed or are pending against us. We believe that all such matters either are adequately reserved for, are covered by insurance, or would not have a material adverse effect on us, if adversely determined against us.

In September 2000, our APL subsidiary reached an agreement with the United States Department of Justice, the Office of Inspector General of the Department of Health and Human Services and the Tricare Management Activity of the Department of Defense to settle allegations raised in a 1996 "whistleblower" lawsuit filed under the federal False Claims Act. The settlement agreement requires APL to pay approximately $1.5 million to fully resolve the allegations that from 1989 until 1993 APL billed Medicare and other federal health care programs for medically unnecessary tests. The settlement amount and all legal fees and other expenses associated with this matter are covered by an indemnity and an escrow account provided by the sellers in the APL acquisition. Moreover, in recognition of APL's voluntary compliance efforts since 1993, the government has not required APL to enter into a corporate integrity agreement as part of the settlement; rather, APL must maintain its existing compliance program for a period of three years. Thus, the settlement does not involve any material continuing obligations on the part of APL and will have no impact on our ability to conduct our business.

We are currently undergoing an IRS audit relating to our 1997 tax year. We have not yet made any determination as to the additional tax liability, if any, that could result from that audit. We do not believe that any such liability would be material.

We are not aware of any other material allegations or investigations concerning our business by any governmental entity.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table provides information about our directors, executive officers and key employees.

Name	Age	Position
Timothy J. Brodnik	52	Chairman of the Board, President and Chief Executive Officer
John E. Bergstrom	54	Executive Vice President — Business Development
Victoria L. DiFrancesco	44	Executive Vice President — Sales
Alvin Ezrin	60	Executive Vice President — Law and Corporate Compliance Officer
H. Bryan Firestone	42	Senior Vice President — Chief Information Officer
Charles J. Krambuhl	50	Executive Vice President — Employee and Client Relations
Robert C. Low	46	Senior Vice President — Controller
Steve R. Pierce	53	Executive Vice President and Chief Financial Officer
John P. Schwartz	50	President of Western Operations
Craig D. Shanklin	44	Executive Vice President — Marketing
Nathan Sherman	49	Senior Vice President and Medical Director
Jay D. Tyler	43	Executive Vice President — Operations
Vance R. White	53	Executive Vice President — Technical Operations and Research and Development
Jerrold L. Glick	58	Director and Secretary
Bruce V. Rauner	44	Director
Donald J. Edwards	34	Director

Timothy J. Brodnik, Chairman of the Board, President and Chief Executive Officer, has served as Chairman of the Board since December 1999 and has served as Director, President and Chief Executive Officer of AML since May 1997. From 1991 to 1997, Mr. Brodnik was Executive Vice President and a member of the Executive Management Committee of Laboratory Corporation of America and its predecessor, National Health Laboratories.

John E. Bergstrom, Executive Vice President — Business Development, has served in that capacity since May 1997. From 1995 to 1996, Mr. Bergstrom served as Senior Vice President of Laboratory Corporation of America. From 1993 to 1995, he served as Executive Director – Managed Care of National Health Laboratories.

Victoria L. DiFrancesco, Executive Vice President — Sales, has served in that capacity since November 1997. From 1990 until November 1997, Ms. DiFrancesco was the Associate Vice President of Division Business Development and Customer Service for Laboratory Corporation of America in San Diego.

Alvin Ezrin, Executive Vice President — Law and Corporate Compliance Officer, has served in that capacity since May 1997. From 1995 to 1996, Mr. Ezrin served as Vice President of Law at Laboratory Corporation of America.

H. Bryan Firestone, Senior Vice President — Chief Information Officer, has served in that capacity since April 2000. From 1987 to 2000, Mr. Firestone was the Associate Vice President of Information Systems at Laboratory Corporation of America and its predecessor, National Health Laboratories.

Charles J. Krambuhl, Executive Vice President — Employee and Client Relations, has served in that capacity since October 1998. From 1991 to 1998, Mr. Krambuhl was the Director, Manufacturing, Distribution and Marketing for the American Petroleum Institute.

Robert C. Low, Senior Vice President — Controller, has served in that capacity since May 2000. Prior to that time, he was Vice President and Controller of the Process Division of Stone & Webster. Prior to that time, he was the Director of Financial Analysis at Dresser Industries, Inc. at its corporate headquarters. He also served as Controller for subsidiaries of Dresser in both the United States and abroad. Mr. Low joined Dresser in 1984 after nine years with Arthur Andersen.

Steve R. Pierce, Executive Vice President and Chief Financial Officer, has served in that capacity since January 2000. From 1998 until January 2000, Mr. Pierce was the Vice President of Finance and Administration and Controller of Kellogg Brown and Root, a division of Halliburton Company. From 1995 until 1998, he served as Vice President and Chief Financial Officer for subsidiaries of Dresser Industries, Inc. in both the United States and abroad, prior to Dresser's merger with Halliburton Company.

John P. Schwartz, President of Western Operations, has served in that capacity since October of 1999, and as the President and Chief Executive Officer of APL since 1981.

Craig D. Shanklin, Executive Vice President — Marketing, has served in that capacity since October 1999 and as Vice President of Marketing of APL since May 1995.

Nathan Sherman, Senior Vice President & Medical Director, has served in that capacity since October 1999. From 1987 to 1999, he served as Medical Director of Laboratory Corporation of America's Northern Virginia regional laboratory and its predecessor, National Health Laboratories.

Jay D. Tyler, Executive Vice President — Operations, has served in that capacity since November 1997 and was Vice President from May 1997 to November 1997. From January to May 1997, Mr. Tyler served as Corporate Billing Leader for Quest Diagnostics, Inc. From 1988 to 1996, he served in various financial positions including Vice President of Corporate Finance of Laboratory Corporation of America.

Vance R. White, Executive Vice President — Technical Operations and Research and Development, has served in that capacity since 1999. For seven years prior to that time, he was a clinical laboratory consultant, the last two years for the company. From 1973 to 1991, he held various positions including Executive Vice President of National Health Laboratories.

Jerrold L. Glick, Director and Secretary, has served as a Director of AML since May 1997, as Chairman of the Board from May 1997 to December 1999, and as our Secretary since May 1997. Mr. Glick has been a general partner of Columbia Group Limited, LLLP, a real estate development company, since 1972. Mr. Glick has been involved in the clinical laboratory industry since 1967, having founded a chain of clinical laboratories that was later sold to National Health Laboratories. Mr. Glick is also a director of Telik, Inc. and a number of private companies.

Bruce V. Rauner, Director, has served as a Director of AML since May 1997. Mr. Rauner is managing principal of GTCR Golder Rauner, LLC, formed in May 1998 as a successor to Golder, Thoma, Cressey, Rauner, Inc., of which he has been a principal since 1981. Mr. Rauner is also a director of AnswerThink Consulting Group, Inc., divine interVentures, inc., Polymer Group, Inc., U.S. Aggregates, Inc. and a number of private companies in GTCR's portfolio.

Donald J. Edwards, Director, has served as a Director of AML since May 1997. Mr. Edwards is a principal of GTCR Golder Rauner, LLC, formed in May 1998 as a successor to Golder, Thoma, Cressey, Rauner, Inc., of which he has been a principal since 1996 and was an associate from 1994 to 1996. Mr. Edwards is also a director of a number of private companies in GTCR's portfolio.

There are no family relationships between any of our directors or executive officers.

Our board of directors currently consists of four directors. Within 90 days after the consummation of the offering, we expect to appoint three additional directors who are not employees of our company or otherwise affiliated with our company or our principal stockholders. The board of directors has the power to appoint the officers of the company. Each officer will hold office for such term as may be prescribed by the board and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

Prior to the completion of this offering, we will divide our board of directors into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Mr. Edwards will be in the class of directors whose term expires at the 2001 annual meeting of our stockholders. Mr. Glick will be in the class of directors whose term expires at the 2002 annual meeting of our stockholders. Messrs. Brodnik and Rauner will be in the class of directors whose term expires at the 2003 annual meeting of our stockholders. One of the three additional directors that we expect to appoint to the board will serve in each class. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their respective successors are elected and qualified.

Compensation of Directors

Directors are currently not entitled to receive any compensation for serving on the board of directors. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services. Following this offering, directors who are not our employees will receive cash and/or stock options as compensation for their services.

Committees of the Board of Directors

Upon the closing of this offering, the board of directors will have an audit committee and a compensation committee. The audit committee will report to the board regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls. Upon the completion of the initial public offering, the audit committee will consist exclusively of independent directors. The compensation committee of the board of directors will review and make recommendations to the board regarding our compensation policies and all forms of compensation to be provided to our executive officers. In addition, the compensation committee will review bonus and stock compensation arrangements for all of our other employees.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee. The compensation arrangements for each of our executive officers was established pursuant to the terms of the respective employment agreements between us and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of GTCR and each executive officer, except the agreement relating to Mr. Krambuhl, which was negotiated with us and approved by the board of directors. On a going forward basis, any changes in the compensation arrangements of our executive officers will be determined by the compensation committee.

Professional Services Agreement

For a description of our professional services agreement with GTCR see "Certain Relationships and Related Transactions — Professional Services Agreement."

Executive Compensation

The following table provides, for the year ended December 31, 1999, the compensation paid to our Chief Executive Officer and our other executive officers whose total annual salary and bonus was in excess of $100,000 for fiscal year 1999. For ease of reference, we refer to each of these executive officers throughout this section as a Named Executive Officer and collectively as the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		All Other Compensation($) (1)
		Salary($)	Bonus($)	
Timothy J. Brodnik .... *Chairman, President and Chief Executive Officer*	1999	$394,859	$350,000	$1,776
John E. Bergstrom .... *Executive Vice President — Business Development*	1999	220,815	122,500	264
Charles Krambuhl .... *Executive Vice President — Employee and Client Relations*	1999	161,511	60,000	264
Alvin Ezrin .... *Executive Vice President — Law and Corporate Compliance Officer*	1999	158,831	30,000	264

(1) Represents amounts paid by us in respect of term life insurance premiums.

We did not grant any stock options to any of our Named Executive Officers during the year ended December 31, 1999.

Fiscal Year End Option Values

The following table contains information regarding unexercised options held by the Named Executive Officers as of December 31, 1999. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of $7.68 per share on December 31, 1999, estimated by management for financial reporting purposes, multiplied by the number of shares underlying the option. No options were exercised by the Named Executive Officers during the year ended December 31, 1999.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End Exercisable/ Unexercisable
Timothy J. Brodnik	—	—	—/—	—/—
John E. Bergstrom	—	—	—/—	—/—
Charles Krambuhl	—	—	17,500/57,500	$134,050/$440,450
Alvin Ezrin	—	—	11,250/28,750	$ 86,175/$220,225

Management Employment Agreements

Timothy Brodnik. We are party to a senior management agreement with Mr. Brodnik. Under the agreement, Mr. Brodnik is entitled to receive an annual base salary of not less than $650,000. Mr. Brodnik is also eligible for a bonus based on our achievement of budgetary and other objectives set by our board of directors, provided that we are obligated to pay Mr. Brodnik a minimum bonus of $50,000 per year. Mr. Brodnik is also entitled to all other benefits as are approved by the board and made generally available to other members of our senior management.

Under the agreement, on May 2, 1997, Mr. Brodnik purchased 1,476,470 shares of common stock at a price of $0.02 per share and 80.99 shares of preferred stock at $1,000 per share. Mr. Brodnik paid for this stock by delivering $75,000 in cash, a $9,023 bridge note and a $26,501 promissory note. The bridge note was repaid on August 15, 1997. The promissory note bears interest at the applicable federal rate and is due on December 31, 2005.

Of the 1,476,470 shares of common stock purchased by Mr. Brodnik, 151,435 shares were vested on the date of purchase and the remaining 1,325,035 shares are scheduled to vest in 20% increments on each of the first five anniversaries of May 2, 1997. The agreement also provides that upon completion of an initial public offering, such as this offering, the shares which were scheduled to vest during the twelve months immediately following the date of the offering will vest at the time of the offering.

Mr. Brodnik's employment with the company will continue until terminated by the resignation, death or disability of Mr. Brodnik or by the board with or without cause. In the event Mr. Brodnik's employment is terminated by the board without cause or Mr. Brodnik resigns for good reason, Mr. Brodnik would be entitled to receive a severance payment equal to $2.0 million and would also be entitled to 18 months of continued group medical and life insurance coverage. Mr. Brodnik has agreed not to compete with the company or solicit any customers or employees of the company during the term of his employment and for two years thereafter.

John E. Bergstrom.   We are party to a senior management agreement with Mr. Bergstrom. Under the agreement, Mr. Bergstrom is entitled to receive an annual base salary of not less than $175,000. Mr. Bergstrom is also eligible for a bonus based on our achievement of budgetary and other objectives set by our board of directors, provided that we are obligated to pay Mr. Bergstrom a minimum bonus of $50,000 per year. Mr. Bergstrom is also entitled to all other benefits as are approved by the board and made generally available to other members of our senior management.

Under the agreement, on May 2, 1997 Mr. Bergstrom purchased 618,350 shares of common stock at a price of $0.02 per share and 27 shares of preferred stock at $1,000 per share. Mr. Bergstrom paid for this stock by delivering $25,000 in cash, a $3,008 bridge note and a $11,347 promissory note. The bridge note was repaid on April 7, 1999. The promissory note bears interest at the applicable federal rate and is due on December 31, 2005.

Of the 618,350 shares of common stock purchased by Mr. Bergstrom, 50,480 shares were vested on the date of purchase and the remaining 567,870 shares are scheduled to vest in 20% increments on each of the first five anniversaries of May 2, 1997. The agreement also provides that upon completion of an initial public offering, such as this offering, the shares which were scheduled to vest during the twelve months immediately following the date of the offering will vest at the time of the offering.

Mr. Bergstrom's employment with the company will continue until terminated by the resignation, death or disability of Mr. Bergstrom or by the board with or without cause. In the event Mr. Bergstrom's employment is terminated by the board without cause or by Mr. Bergstrom for good reason, Mr. Bergstrom is entitled to severance at a rate equal to his then-current base salary for a period of twelve months and continued group medical and life insurance coverage during such period. Mr. Bergstrom has agreed not to compete with the company or solicit any customers or employees of the company during the term of his employment and for two years thereafter.

Alvin Ezrin.   We are party to a severance and non-solicitation agreement with Mr. Ezrin. Under the agreement, Mr. Ezrin will be entitled to receive severance payments equal to twelve months of his base salary if we terminate his employment without cause. Mr. Ezrin has agreed not to solicit any customers or employees of ours during the period in which he is receiving severance payments.

Charles J. Krambuhl.   We are party to an employment agreement with Mr. Krambuhl. Under the agreement, Mr. Krambuhl is entitled to receive an annual base salary of $155,000. Mr. Krambuhl also received a signing bonus of $20,000 and management incentive bonus of $30,000 in January 2000. We agreed to grant Mr. Krambuhl an option to purchase 15,000 shares of our common stock at an exercise price of $0.02 per share. Mr. Krambuhl is also entitled to other benefits as are approved by the board and made generally available to other members of our senior management.

Under the agreement, Mr. Krambuhl will be entitled to receive severance payments equal to twelve months of his base salary if we terminate his employment without cause. If Mr. Krambuhl's employment terminates after a change in control of our company, he will be entitled to receive two years of severance payments.

1997 Stock Option Plan

In May 1997, our board of directors approved the 1997 Stock Option Plan, which as amended we refer to as the 1997 stock option plan, and which authorizes the granting of non-qualified stock options to employees of AML or its subsidiaries. The 1997 stock option plan authorizes the granting of stock options up to an aggregate of   shares of common stock, subject to adjustment based on the occurrence of specified events and to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events.

Options to purchase an aggregate of   shares of our common stock were outstanding as of September 30, 2000 under the 1997 stock option plan. Such options generally vest and become exercisable in five equal installments beginning on the first anniversary of the grant date and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed by AML or its subsidiaries and vested but unexercised options will terminate immediately if the optionee is terminated for cause, after 30 days if the optionee is terminated without cause, or after 90 days in the case of death, disability or retirement. Subsequent to the adoption of the long-term equity incentive plan described below, no future grants will be made under the 1997 stock option plan.

Long-Term Equity Incentive Plan

Prior to the closing of the offering, we will adopt the American Medical Laboratories, Incorporated 2000 Equity Incentive Plan. The equity incentive plan provides for grants of stock options, stock appreciation rights, restricted stock and performance awards. Directors, officers and other employees of us or our subsidiaries and persons who engage in services for us are eligible for grants under the plan. The purpose of the equity incentive plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility.

A total of   shares of our common stock, representing   % of our currently outstanding common stock, will be available for issuance under the equity incentive plan, subject to adjustment in the event of a reorganization, stock split, merger or similar change in our corporate structure or the outstanding shares of common stock.

The compensation committee of our board of directors will administer the equity incentive plan. Our board also has the authority to administer the plan and to take all actions that the compensation committee is otherwise authorized to take under the plan. We anticipate that in connection with the offering, we will grant options to purchase an aggregate of approximately   shares of our common stock to approximately   employees. All of these options will have an exercise price equal to the initial public offering price of the common stock in the offering and will be subject to vesting over a   -year period.

Directors, officers and employees of us and our subsidiaries, as well as other individuals performing significant services for us, or to whom we have extended an offer of employment, will be eligible to receive

49

grants under the equity incentive plan. However, only employees may receive grants of incentive stock options. In each case, the compensation committee will select the actual grantees.

Under the equity incentive plan, the compensation committee or the board may award grants of incentive stock options conforming to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, non-qualified stock options, stock appreciation rights, restricted stock grants and other performance awards. The compensation committee may not, however, award to any one person in any calendar year options to purchase common stock equal to more than   % of the total number of shares authorized under the plan, and it may not award incentive options first exercisable in any calendar year whose underlying shares have a fair market value greater than $100,000, determined at the time of grant.

The compensation committee will determine the exercise price of any option in its discretion. However, the exercise price of an incentive option may not be less than 100% of the fair market value of a share of common stock on the date of grant, and the exercise price of an incentive option awarded to a person who owns stock constituting more than 10% of our voting power may not be less than 110% of such fair market value on such date.

Unless the compensation committee determines otherwise, the exercise price of any option may be paid in any of the following ways:

- in cash,
- by delivery of shares of common stock with a fair market value equal to the exercise price,
- by simultaneous sale through a broker of shares of common stock acquired upon exercise, and/or
- subject to certain conditions, by having us withhold shares of common stock otherwise issuable upon exercise.

If a participant elects to deliver or withhold shares of common stock in payment of any part of an option's exercise price, the compensation committee may in its discretion grant the participant a "reload option." The reload option entitles its holder to purchase a number of shares of common stock equal to the number so delivered or withheld.

The compensation committee will determine the term of each option at its discretion. However, no term may exceed ten years from the date of grant or, in the case of an incentive option granted to a person who owns stock constituting more than 10% of our voting power, five years from the date of grant. In addition, all options under the equity incentive plan, whether or not then exercisable, generally cease vesting when a grantee ceases to be a director, officer or employee of, or to otherwise perform services for, us or our subsidiaries. Options generally expire 30 days after the date of cessation of service, so long as the grantee does not compete with us during the 30-day period. In the case of a grantee's death or disability, however, all options will become fully vested and exercisable and remain so for up to 180 days after the date of death or disability. In the event of retirement, a grantee's vested options will remain exercisable for up to 90 days after the date of retirement, while his or her unvested options may become fully vested and exercisable in the discretion of the compensation committee. Upon termination for cause, all options will terminate immediately. In addition, the compensation committee has the authority to grant options that will become fully vested and exercisable automatically upon a change in control, whether or not the grantee is subsequently terminated.

The compensation committee may also grant stock appreciation rights, restricted stock awards and other performance awards. Upon exercise of stock appreciation right, the grantee will receive an amount in cash and/or shares of common stock or other of our securities equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the right. Restricted stock awards will consist of shares of stock granted to the recipient subject to vesting restrictions imposed in connection with the award. A grantee will be required to pay us at least the aggregate par value of any shares of restricted stock within ten days of the date of grant, unless the shares are treasury shares.

The compensation committee may grant performance awards contingent upon achievement by the grantee or the company of set goals and objectives regarding specified performance criteria, such as return on equity, over a specified performance cycle, as designated by the compensation committee. A performance award may be paid out in cash and/or shares of common stock or other of our securities.

The board may amend or terminate the equity incentive plan in its discretion, except that no amendment will become effective without prior approval of our stockholders if such approval is necessary for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any stock exchange listing requirements. Furthermore, any termination may not materially and adversely affect any outstanding rights or obligations under the equity incentive plan without the affected participant's consent. If not previously terminated by the board, the equity incentive plan will terminate on the tenth anniversary of its adoption.

One Million Dollar Compensation Limit

The Revenue Reconciliation Act of 1993 limits the annual deduction a publicly held company may take for compensation paid to its chief executive officer or any of its four other highest compensated officers in excess of $1.0 million per year. This limitation excludes compensation that is "performance-based" within the meaning of Section 162(m) of the Code. We intend that compensation realized upon the exercise of an option or other award granted under the equity incentive plan be regarded as "performance-based" under Section 162(m) and that such compensation be deductible without regard to the limits imposed by Section 162(m) on compensation that is not "performance-based."

Compensation paid under the equity incentive plan will not qualify as performance-based except to the extent paid pursuant to grants made under the plan following the approval of the plan by the Company's stockholders in accordance with Section 162(m)(4)(c) of the Code and the related Treasury Regulations, and except to the extent that other requirements are satisfied. However, based on a special rule contained in regulations issued under Section 162(m), the $1.0 million deduction limitation described above should not apply to any options or other awards under the equity incentive plan prior to our annual meeting of shareholders in the calendar year following the close of the third calendar year after the offering.

Employee Stock Purchase Plan

The 2000 Employee Stock Purchase Plan, which we refer to as the stock purchase plan, will be adopted by our board of directors and stockholders prior to the completion of this offering. The stock purchase plan will be established to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions. The stock purchase plan provides an incentive to participate by permitting purchases at a discounted price. We believe that ownership of stock by employees will foster greater employee interest in our success, growth and development.

Subject to restrictions, each of our employees is eligible to participate in the stock purchase plan if he or she has been employed by us for more than six months. Participation is discretionary with each eligible employee. We have reserved   shares of common stock for issuance in connection with the stock purchase plan. Each eligible employee is entitled to purchase a maximum of   shares per year. Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the stock purchase plan by choosing a payroll deduction in any specified amount. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter. In addition, employees may make lump sum contributions at the end of the year to enable them to purchase the maximum number of shares available for purchase during the plan year.

Set forth below is a summary of how the stock purchase plan will operate:

- Each participating employee's contributions will be used to purchase shares for the employee's share account within 15 days after the last day of each calendar quarter.

- The cost per share is 85% of the lower of the closing price of our common stock on the Nasdaq Stock Market on the first or the last day of the calendar quarter.

- The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter.

- Shares purchased under the stock purchase plan carry full rights to receive dividends declared from time to time.

- Any dividends attributable to shares in the employee's share account are automatically used to purchase additional shares for such employee's share account.

- Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively.

- A participating employee has full ownership of all shares in his/her share account and may withdraw them for sale or otherwise by written request to the compensation committee of the board of directors following the close of each calendar quarter.

Subject to applicable federal securities and tax laws, the board of directors has the right to amend or to terminate the stock purchase plan. Amendments to the stock purchase plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the stock purchase plan is terminated, the compensation committee is required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding our beneficial ownership as of September 15, 2000, on an actual basis and as adjusted to reflect completion of the offering, by:

- each person or entity known to us to own more than 5% of any class of outstanding voting securities;
- each of our named executive officers;
- each of our directors; and
- all of our directors and executive officers as a group.

To our knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. You should keep the following points in mind as you read the information in the table.

- The amounts and percentage of our common stock beneficially owned by a holder are reported on the basis of the regulations of the SEC that govern the determination of beneficial ownership of securities. Under these regulations, a person or group of persons is deemed to be a "beneficial owner" of a security if that person or group has or share "voting power," which includes the power to dispose of or to direct the disposition of the security. A person or group of persons is also deemed to be a beneficial owner of any securities that such person has the right to acquire within 60 days of September 15, 2000. Under these rules, more than one person may be deemed a beneficial owner of the same security and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.
- The percentage of our common stock outstanding is based on the 20,807,765 shares of our common stock outstanding as of September 15, 2000, including shares of common stock deemed outstanding pursuant to the definition of beneficial ownership in the preceding paragraph. These shares are deemed to be outstanding when computing the percentage of ownership of each person or group of persons named above, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

Unless otherwise provided herein, the street address of each director and executive officer is 14225 Newbrook Drive, Chantilly, VA 20153.

| | Shares Beneficially Owned | | |
| | | Percentage | |
	Number of Shares	Prior to the Offering	After the Offering
Principal Stockholders:			
Golder, Thoma, Cressey, Rauner Fund V, L.P. (1)	13,427,025	64.5%	
Directors and Executive Officers:			
Timothy J. Brodnik (2)	1,182,691	5.7	
John E. Bergstrom (3)	567,346	2.7	
Charles Krambuhl	67,500	0.3	
Alvin Ezrin	31,250	0.1	
Jerrold L. Glick (4)	2,082,200	10.0	
Bruce V. Rauner (5)	13,427,025	64.5	
Donald J. Edwards (5)	13,427,025	64.5	
All directors and executive officers as a group (8 persons)	17,366,345	83.1	

(1) Includes 23,417 shares of common stock held by GTCR Associates V, a partnership affiliated with Golder, Thoma, Cressey, Rauner Fund V, L.P. The address of each of Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR Associates V is 6100 Sears Tower, Chicago, Illinois 60606.

(2) Includes 1,182,691 shares of common stock held by Timothy J. Brodnik with his spouse as joint tenants.

(3) Includes 567,346 shares of common stock held by John E. Bergstrom with his spouse as joint tenants.

(4) Includes shares of common stock held by affiliates of Mr. Glick as follows: J. Glick Co., LLC — 454,300; Glick Family Investment — 84,130; Lemnos Corporation — 168,260; and Columbia Trading II, L.L.C. — 134,605. Mr. Glick disclaims beneficial ownership of such shares. The address of each of these holders is 1600 Wynkoop Street, Suite 200, Denver, Colorado 80202.

(5) Includes 13,403,608 shares of common stock held by Golder, Thoma, Cressey, Rauner Fund V, L.P. of which GTCR V, L.P. is the general partner, and also includes 23,416 shares of common stock held by GTCR Associates V. Each of Messrs. Rauner and Edwards is a principal of Golder, Thoma, Cressey, Rauner, Inc., the general partner of GTCR V, L.P. and the managing general partner of GTCR Associates V, and therefore may be deemed to share investment and voting control over the shares of common stock held by Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR Associates V. Each of Messrs. Rauner and Edwards disclaims beneficial ownership of the shares of common stock owned by Golder, Thoma, Cressey, Rauner Fund V, L.P. and GTCR Associates V. The address of each of these holders is 6100 Sears Tower, Chicago, Illinois 60606.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Loans to Executives

In May 1997, we loaned $35,524 to Timothy J. Brodnik and $14,365 to John E. Bergstrom pursuant to promissory notes to finance their purchase of our common and preferred stock. See "Management — Management Employment Agreements." Each of the promissory notes is secured by a pledge of the securities purchased with the promissory note. The promissory notes bear interest at a rate per annum equal to the applicable federal rate. The principal amount of the promissory notes and all accrued interest matures on December 31, 2005. The promissory notes may be prepaid in full or in part at any time at the payor's option. In connection with the loans to executives in April 1999 described below, these loans were repaid.

In April 1999, we loaned Mr. Brodnik $1,530,000 in cash. This loan is evidenced by a promissory note which bears interest at 8.1% per annum, compounded annually. This note is secured by a pledge of all of Mr. Brodnik's common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Brodnik's option.

In April 1999, we loaned Mr. Bergstrom $30,000 in cash. This loan is evidenced by a promissory note which bears interest at 10.0% per annum, compounded annually. This note is secured by a pledge of all of Mr. Bergstrom's common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Bergstrom's option.

In April 1999, we loaned Jerrold L. Glick and his affiliate stockholders $950,000 in cash. This loan is evidenced by a promissory note which bears interest at 10.0% per annum, compounded annually. This note is secured by a pledge of all of Mr. Glick's and his affiliate stockholders' common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Glick's option.

In August 1999, we loaned Mr. Bergstrom $250,000 in cash. This loan is evidenced by a promissory note which bears interest at 8.0% per annum, compounded annually. This note is secured by a pledge of all of Mr. Bergstrom's common stock and preferred stock, but is recourse only to that stock. The principal amount of this promissory note and all accrued interest matures on December 31, 2005. The promissory note may be prepaid in full or in part at any time at Mr. Bergstrom's option.

Redemptions of Preferred Stock and Common Stock

In April 1999, we repurchased 293,779 shares of common stock from Timothy J. Brodnik for $1,440,000 in cash.

In May 1999, we redeemed all 7,181.46 shares of preferred stock from GTCR for $8,714,070 in cash consisting of an aggregate liquidation value of $7,181,460 and accrued and unpaid dividends of $1,532,610.

In August 1999, we repurchased 51,004 shares of common stock from John E. Bergstrom for $250,000 in cash.

In September 2000, we repurchased 189,295 shares of common stock from Jerrold L. Glick for the original cost of $3,786 in cash.

At the time of the offering, we anticipate redeeming all of our remaining 1,490.71 outstanding shares of preferred stock for a price equal to the sum of the preferred stock's aggregate liquidation value of $1,490,710 and accrued and unpaid dividends. Such dividends equaled $562,396 as of September 30, 2000. Of this, the approximately $346,301 portion payable to Messrs. Brodnik, Bergstrom and Glick as holders of

917.92 shares of preferred stock would be satisfied by offsetting a like amount against their promissory notes discussed above under "Certain Loans to Executives" and the remaining approximately $ payable to the other holders of the remaining 572.79 shares of preferred stock would be paid in cash.

Professional Services Agreement

We are party to a professional services agreement with GTCR under which GTCR has agreed to consult with us on business and financial matters, including corporate strategy, budgeting of corporate investments, acquisition and divestiture strategies and debt and equity financings. In exchange for such services, GTCR is entitled to an annual management fee of up to $150,000, plus reimbursement of out-of-pocket expenses, and a fee of 1% of the amount of debt or equity capital raised by us from any source. In October 1999, in connection with our acquisition of APL, we raised $140.0 million of debt financing and thus a $1.4 million fee would have been owed to GTCR. GTCR agreed to amend the professional services agreement to eliminate this fee in exchange for our agreement to pay a $1.4 million one-time success fee, plus interest at 8% per annum from October 1999, upon consummation of a change of control or an initial public offering. This fee will be paid to GTCR upon consummation of the offering. This agreement will automatically terminate upon consummation of the offering, and except as provided above, no fee is payable with respect to the issuance of the common stock in the offering. Bruce V. Rauner and Donald J. Edwards, each of whom is a principal of GTCR, will continue to serve as directors of the Company.

Stock Purchase Agreement

We are party to a purchase agreement with GTCR dated as of May 2, 1997, pursuant to which GTCR made its investment in our company. At that time, GTCR purchased 13,427,025 shares of our common stock at a price of $0.02 per share and 7,181.46 shares of our preferred stock at a price of $1,000 per share. The purchase agreement provides that as long as GTCR owns at least 15% of the securities purchased thereunder, we must obtain GTCR's prior consent before taking certain actions, including paying dividends, issuing equity securities, acquiring other businesses or merging with other entities. The provisions of the purchase agreement providing GTCR with such consent rights will be terminated upon completion of the offering.

Consulting and Non-Competition Agreement

We have a consulting and non-competition agreement with Jerrold L. Glick dated as of May 2, 1997 pursuant to which Mr. Glick provides consulting services to us. The agreement will terminate upon the first to occur of:

- the resignation or removal of Mr. Glick from our board of directors;
- the termination of the agreement by either party upon thirty days prior written notice; and
- the death or incapacity of Mr. Glick.

We agreed to reimburse Mr. Glick for all reasonable expenses incurred by him in the course of performing his duties under the agreement. During the term of the agreement, Mr. Glick has agreed not to compete with us or solicit any of our employees or customers. In 1999, Mr. Glick received a total of $87,484 in compensation or reimbursement of expenses from us under this agreement or otherwise.

Stockholders Agreement

In connection with our formation, we and our stockholders entered into a stockholders agreement dated as of May 2, 1997, as amended, which:

- provides for the designation of our board of directors;
- imposes certain restrictions on the transfer of our shares;

- requires the stockholders to take certain actions upon the approval by a majority of the stockholders in connection with an initial public offering or a sale of the company;

- requires us to offer to sell shares to the stockholders under certain circumstances upon authorization of an issuance or sale of additional shares; and

- grants certain of the stockholders participation rights in connection with a sale of shares by other stockholders.

Upon the completion of the offering, the stockholders agreement will be terminated.

Registration Agreement

In connection with our formation, we and our stockholders entered into a registration agreement dated as of May 2, 1997, as amended. Pursuant to the agreement, the existing stockholders are entitled to registration rights. Holders of at least a majority of the shares of common stock held by the existing stockholders may require us to effect the registration of their shares of common stock from time to time. Such requirement is called a demand registration. We are required to pay all registration expenses in connection with all "short-form" demand registrations and up to four "long-form" demand registrations. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, the existing stockholders are entitled to notice of the registration and, subject to certain priority provisions, are entitled to include their shares of common stock in such registration with all registration expenses being paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration within six months after the effective date of a prior demand registration or of a registration we initiate. A request may be delayed by us for up to six months, but on no more than once in any twelve-month period. The existing stockholders have waived their registration rights under the registration agreement in connection with the offering.

Investment in LabPortal, Inc.

We recently sold certain of our intellectual property and computer hardware and accessories to LabPortal in exchange for $2.0 million of redeemable preferred stock of LabPortal. LabPortal is a new business that will provide web-enabled clinical laboratory connectivity software products and services. At the same time, Park City Solutions, Inc., another GTCR portfolio company, also sold certain of its intellectual property to LabPortal in exchange for $2.0 million of redeemable preferred stock of LabPortal. Once LabPortal's software is available for use, we expect to be a customer of LabPortal and to enter into a customary license or usage agreement with LabPortal. GTCR is the majority investor in LabPortal; and Timothy J. Brodnik, Jerrold L. Glick, and certain of our other employees are also investors in LabPortal. Mr. Brodnik and Donald J. Edwards are also directors of LabPortal. In connection with Mr. Brodnik's appointment to the LabPortal board, he was granted an option to acquire up to approximately 5% of LabPortal's common stock at an exercise price significantly in excess of the current fair market value of LabPortal's common stock.

Practice Management Agreement

We have a practice management agreement with Robert R. Belliveau, M.D., Thome J. Butler, M.D., Associated Pathologists, Chartered, or APC, dated as of October 13, 1999, under which we provide administrative and management services to APC, and APC provides pathology medical services to us. This agreement was entered into in connection with our acquisition of certain of the assets of APC concurrent with our acquisition of APL. Our compensation under this agreement is equal to the gross revenues of APC less certain expenses of APC incurred under the agreement. During the term of the agreement and for at least five years thereafter, APC agreed not to compete with us or solicit any of our employees or customers of ours.

DESCRIPTION OF CAPITAL STOCK

Under our certificate of incorporation, we are authorized to issue   shares of common stock and   shares of preferred stock. Shares of each class have a par value of $.01 per share. The following description summarizes the material provisions of our capital stock.

Common Stock

As of September 15, 2000, there were   shares of common stock outstanding, which were held of record by 45 shareholders. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Serial Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It will not be possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

- restricting dividends on the common stock;

- diluting the voting power of the common stock;

- impairing the liquidation rights of the common stock; or

- delaying or preventing a change of control of AML.

There will be no shares of preferred stock outstanding immediately after this offering, and we have no current plan to issue any shares of preferred stock outstanding.

Options

As of June 30, 2000, options to purchase a total of   shares of common stock were outstanding, of which   have vested. The exercise prices of the vested options range from $ to $. In addition,   of the outstanding options have an exercise price equal to the initial public offering price of our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

These provisions include:

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

Cumulative Voting

Our certificate of incorporation expressly denies our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or a majority of the board of directors. As a result, stockholders must rely on management to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AML by means of a proxy contest, tender offer, merger or otherwise.

Amendments; Supermajority Vote Requirements

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 40 Wall Street, New York, New York 10005.

Listing

We are applying to list our common stock on the Nasdaq National Market under the symbol "AMLS."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales in the public markets of substantial amounts of common stock, including shares issued on the exercise of outstanding options, could adversely affect the market prices prevailing from time to time for the common stock. It could also impair our ability to raise capital through future sales of equity securities.

After completion of this offering, we will have   shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. All of the   shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any of the shares that are acquired by affiliates as that term is defined in Rule 144 under the Securities Act.

Shares acquired by affiliates and the remaining shares held by existing shareholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below. The following table illustrates the shares eligible for sale in the public market assuming Credit Suisse First Boston Corporation does not release any portion of the shares subject to lock-up agreements described below and under "Underwriting."

NUMBER OF SHARES	DATE
	Upon the date of this prospectus subject, in some cases, to volume and manner of sale limitations under Rule 144.
	After 90 days from the date of this prospectus.
	After 180 days from the date of this prospectus, subject, in some cases, to volume and manner of sale limitations under Rule 144.
	At various times after 180 days after the date of this prospectus on expiration of applicable one year holding periods, subject to volume and manner of sale limitations under Rule 144.

Lock-Up

We have agreed that, without the prior written consent of Credit Suisse First Boston, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities that may be converted into or exchanged for shares of capital stock for a period of 180 days from the date of this prospectus. Each of our officers, directors and substantially all of our existing stockholders have also entered into an agreement to the same effect.

Rule 144

In general, Rule 144 has the effect that, beginning 90 days after the date of this prospectus, a person who has beneficially owned ordinary shares for at least one year would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

- 1% of the total number of shares of common stock then outstanding; or

- the average weekly trading volume of the common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner which was not an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon completion of this offering.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this prospectus is entitled to resell those shares 90 days after the effective date of this prospectus in reliance on Rule 144, without having to comply with the restrictions, including the holding period, contained in Rule 144.

Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. It permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Stock Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock issued or reserved for issuance under our various stock option plans. The registration statement will become effective automatically upon filing. As of June 30, 2000, options to purchase   shares of common stock were issued and outstanding, of which   options had vested. Accordingly, shares registered under the registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Registration Rights

The existing stockholders of the Company have certain registration rights described under "Certain Relationships and Related Transactions — Registration Agreement."

MATERIAL UNITED STATES TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

General

The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a Non-U.S. Holder. For this purpose, the term "Non-U.S. Holder" is defined as any person or entity that is, for U.S. federal income tax purposes:

- a foreign corporation or other entity taxable as a corporation;

- a non-resident alien individual; or

- a foreign estate or trust.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of each partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

This discussion is based on currently existing provisions of the Code, existing, temporary and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to Non-U.S. Holders who hold shares of common stock as capital assets within the meaning of section 1221 of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to:

- particular Non-U.S. Holders in light of their personal circumstances;

- special tax rules that may apply to some Non-U.S. Holders, including banks, insurance companies, dealers in securities and traders in securities who elect to apply a market-to-market method of accounting;

- special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction"; and

- to individuals who relinquish their U.S. citizenship or residence.

An individual may, subject to certain exceptions, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the U.S. for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens and thus, are not Non-U.S. Holders for purposes of this discussion.

We have not and will not seek a ruling from the IRS with respect to the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

Each prospective purchaser of common stock is advised to consult a tax advisor with respect to current and possible future tax consequences of purchasing, owning and disposing of common stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction, or non-U.S. taxing jurisdiction.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. However, in the event that dividends are paid on shares of common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower federal income tax rate under an income tax treaty, a Non-U.S. Holder of common stock must properly file with the payor an IRS Form 1001 or an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under such tax treaty. A Form 1001 is replaced with a Form W-8BEN for payments after December 31, 2000.

Any dividends paid on shares of common stock to a Non-U.S. Holder will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates if:

- dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or, where a tax treaty applies, are attributable to a U.S. permanent establishment, or, in the case of an individual, a "fixed base" in the U.S., of the Non-U.S. Holder (collectively referred to as "U.S. trade or business income"); and

- an IRS Form 4224 or a Form W-8ECI, or successor form, is filed with the payor.

Any U.S. trade or business income received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Form 4224 is replaced with a Form W-8ECI for payments after December 31, 2000.

Unless the payor has knowledge to the contrary, dividends paid prior to January 1, 2001 to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, recently finalized Treasury Regulations pertaining to U.S. federal withholding tax, the "Final Withholding Tax Regulations",provide that a Non-U.S. Holder must comply with certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under specified circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid after December 31, 2000. In addition, the Final Withholding Tax Regulations will require a Non-U.S. Holder who provides an IRS Form W-8BEN or successor form, as discussed above, also to provide its U.S. taxpayer identification number.

A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

(1) the gain is a U.S. trade or business income;

(2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

(3) We are or have been a "U.S. real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holding period for its common stock as discussed below.

An individual Non-U.S. Holder who falls under clause (1) above will, unless an applicable treaty provides otherwise, be taxed on his or her net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder who falls under clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

A Non-U.S. Holder that is a foreign corporation falling under clause (1) above will be taxed on its gain under regular corporate U.S. federal income tax rates and may be subject to an additional branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code, for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

A corporation is a USRPHC if the fair market value of the U.S. real property interests held by the corporation is 50% or more of the aggregate fair market value of its U.S. and foreign real property interests and any other assets used or held for use by the corporation in a trade or business. Based on our current and anticipated assets, we believe that we are not currently, and are likely not to become, a USRPHC. However, since the determination of USRPHC status is based upon the composition of our assets from time to time, and because there are uncertainties in the application of certain relevant rules, there can be no assurance that we will not become a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would be subject to U.S. federal income tax unless both

- the common stock was "regularly traded" on an established securities market within the meaning of applicable Treasury regulations; and

- the Non-U.S. Holder actually or constructively owned 5% or less of the common stock during the shorter of the five-year period preceding such disposition or the Non-U.S. Holder's holding period.

Non-U.S. Holders should consult their tax advisors concerning any U.S. tax consequences that may arise if we were to become a USRPHC.

Federal Estate Tax

Common stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each holder and the tax withheld with respect to dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or certain other agreements.

Backup withholding is imposed at the rate of 31% on certain payments to persons that fail to furnish identifying information to the payer. Backup withholding generally will not apply to dividends paid prior to January 1, 2001 to a Non-U.S. Holder at an address outside the United States unless the payer has knowledge that the payee is a U.S. person. In the case of dividends paid after December 31, 2000, the Final Withholding Tax Regulations provide that a Non-U.S. Holder generally will be subject to withholding tax at a 31% rate unless specified certification procedures, or, in the case of payments made outside the United States with respect to an offshore account, documentary evidence procedures, are complied with, directly or under certain circumstances through an intermediary. Backup withholding and information reporting generally will also apply to dividends paid on common stock at addresses inside the United States to Non-U.S. Holders that fail to provide identifying information in the manner required. The Final Withholding Tax Regulations provide presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless certification from the holder of the Non-U.S. Holder's Non-U.S. status is provided.

Payment of the proceeds of a sale of common stock effected by or through a U.S. office of a broker is subject to both backup withholding at the rate of 31% and information reporting unless the beneficial owner provides the payer with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more if its gross income for certain periods from the conduct of a trade or business in the United States, or, in addition, for periods after December 31, 2000, a foreign partnership that at any time during its tax year either is engaged in the conduct of a U.S. trade or business or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and other specified conditions are met or the beneficial owner otherwise establishes an exemption.

The Final Withholding Tax Regulations unify current certification procedures and forms and clarify reliance standards. Except as noted above with respect to foreign brokers that are partnerships, the Final Withholding Tax Regulations do not significantly alter the substantive withholding and information reporting requirements but do alter the procedures for claiming the benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of the Final Withholding Tax Regulations on their particular situations.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the Non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated   , 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC and First Union Securities, Inc. are acting as representatives, the following respective numbers of shares of common stock.

Underwriter	Number of Shares
Credit Suisse First Boston Corporation	
Banc of America Securities LLC	
First Union Securities, Inc.	
Total	

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to   additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total	
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Affiliates of Banc of America Securities LLC and First Union Securities, Inc. have provided and will in the future likely provide us with various financial services in the ordinary course of their business. In particular, an affiliate of First Union Securities, Inc. is a lender under our senior credit facility. As a result of our use of the net proceeds of the offering to repay indebtedness under the senior credit facility, this affiliate will receive more than 10% of the net offering proceeds. The offering therefore is being conducted in accordance with the applicable provision of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by Credit Suisse First Boston Corporation.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our 2000 Employee Stock Purchase Plan.

Our officers, directors and substantially all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

The underwriters have reserved for sale, at the initial public offering price up to   shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

We are applying to list our shares of common stock on The Nasdaq Stock Market's National Market under the symbol "AMLS."

Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be negotiated by us and representatives of the underwriters. Among the principal factors to be considered in determining the initial public offering price will be:

- market conditions for initial public offerings;

- the history of and prospects for our business, our past and present operations;

- our past and present earnings and current financial position;

- an assessment of our management;

- the market of securities of companies in businesses similar to ours; and

- the general condition of the securities markets.

There can be no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- Over-allotment involves sales by the underwriters in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

- Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

- Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

- the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

- where required by law, that such purchaser is purchasing as principal and not as agent; and

- the purchaser has reviewed the test above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

A purchaser of common stock to whom the *Securities Act* (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Some of the legal matters in connection with the issuance of the common stock will be passed upon for us by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois. The underwriters have been represented by Latham & Watkins, Washington, D.C. Kirkland & Ellis has, from time to time, represented, and may continue to represent, some of the underwriters in connection with various legal matters and GTCR and some of their affiliates in connection with legal matters. In addition, Latham & Watkins has, from time to time, represented and may continue to represent affiliates of GTCR in connection with legal matters.

EXPERTS

The consolidated financial statements of American Medical Laboratories, Incorporated and subsidiaries as of December 31, 1998 and 1999, and for each of the years in the three year period ended December 31, 1999 included in this prospectus and registration statement have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, given on the authority of that firm as experts in accounting and auditing.

The combined financial statements of APL Healthcare Group, Inc. and affiliates as of December 31, 1997 and 1998 and September 30, 1999, and for each of the years in the three year period ended December 31, 1998 and for the nine month period from January 1, 1999 to September 30, 1999 included in this prospectus and registration statement have been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement or the exhibits and schedules which are part of the registration statement.

For more information about our company and the common stock offered by this prospectus, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's world wide web site at http://sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act and will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the web site of the SEC.

INDEX TO FINANCIAL STATEMENTS

	Page
American Medical Laboratories, Incorporated	
Annual Financial Statements	
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999	F-3
Consolidated Statements of Operations for the period January 1, 1997 to May 1, 1997, the period May 2, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999	F-4
Consolidated Statement of Changes in Redeemable Preferred Stock and Stockholders' Equity for the period January 1, 1997 to May 1, 1997, the period May 2, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999	F-5
Consolidated Statements of Cash Flows for the period January 1, 1997 to May 1, 1997, the period May 2, 1997 to December 31, 1997 and the years ended December 31, 1998 and 1999	F-6
Notes to Consolidated Financial Statements	F-8
Interim Financial Statements (unaudited)	
Condensed Consolidated Balance Sheet as of June 30, 2000	F-27
Condensed Consolidated Statements of Operations for the six months ended June 30, 1999 and 2000	F-28
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and 2000	F-29
Notes to Condensed Consolidated Financial Statements	F-30
APL Healthcare Group, Inc. and Affiliates	
Financial Statements	
Independent Auditors' Report	F-32
Combined Balance Sheets as of December 31, 1997 and 1998 and September 30, 1999	F-33
Combined Statements of Operations for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999	F-34
Combined Statements of Stockholders' Deficit for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999	F-35
Combined Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999	F-36
Notes to Combined Financial Statements	F-37

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
American Medical Laboratories, Incorporated:

We have audited the accompanying consolidated balance sheets of American Medical Laboratories, Incorporated and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Medical Laboratories, Incorporated and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

McLean, Virginia
April 7, 2000

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1999
(in thousands, except share data)

	1998	1999
ASSETS		
Current assets:		
Cash and cash equivalents	$ —	$ 869
Accounts receivable, less allowance for doubtful accounts of $904 in 1998 and $1,314 in 1999 (notes 7 and 15)	21,798	51,802
Inventory	1,692	5,456
Receivable from affiliate (note 5)	306	680
Notes receivable from officers and directors (note 13)	56	—
Income tax receivable	—	1,603
Deferred income taxes (note 12)	718	4,704
Prepaid expenses and other current assets	2,221	2,955
Total current assets	26,791	68,069
Restricted cash (note 7)	1,485	—
Property, plant and equipment, net (notes 3 and 7)	6,254	24,485
Notes receivable from officers and directors (note 13)	—	2,760
Deferred income taxes (note 12)	412	2,594
Other assets	131	3,863
Intangible assets, net (notes 4 and 6)	10,190	100,322
	$45,263	$202,093
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Bank overdraft	$ 306	$ —
Accounts payable	4,959	12,932
Notes payable and capital lease obligations (note 7)	1,249	7,315
Accrued expenses (note 8)	9,063	31,079
Accrued income taxes	745	—
Deferred income taxes (note 12)	1,211	2,352
Total current liabilities	17,533	53,678
Deferred income taxes (note 12)	315	2,751
Notes payable and capital lease obligations, less current portion (note 7)	11,224	114,154
Notes payable to shareholders (notes 6 and 7)	—	17,500
Investment in affiliate (note 5)	812	1,627
Other liabilities	1,355	1,890
Total liabilities	31,239	191,600
Redeemable preferred stock (note 10):		
Class A redeemable cumulative 10% preferred stock, $0.01 par value, 60,000 shares authorized, 8,672 and 1,491 shares issued and outstanding in 1998 and 1999, respectively, stated at liquidation value	10,161	1,909
Stockholders' equity (note 11):		
Common stock; $0.01 par value, 25,000,000 shares authorized, 18,864,255 and 20,671,191 shares issued and outstanding in 1998 and 1999, respectively	189	207
Additional paid-in capital	189	5,802
Retained earnings	3,485	2,575
Total stockholders' equity	3,863	8,584
Commitments and contingencies (notes 5, 6, 7, 9, 13, 14, 15 and 16)		
	$45,263	$202,093

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Period from January 1, 1997 to May 1, 1997, period from May 2, 1997 to December 31, 1997, and years ended December 31, 1998 and 1999
(in thousands, except share data)

	Predecessor Period from January 1, 1997 to May 1, 1997	Period from May 2, 1997 to December 31, 1997	1998	1999
Net revenue	$28,340	$ 59,234	$ 102,729	$ 143,436
Operating expenses:				
Cost of services	20,055	41,748	69,888	96,067
Selling, general and administrative	6,151	13,071	23,131	33,575
Depreciation and amortization	524	1,073	2,170	4,803
Total operating expenses	26,730	55,892	95,189	134,445
Operating income	1,610	3,342	7,540	8,991
Interest expense	130	619	927	4,578
Other (income) expense	(49)	331	14	100
Share in loss of affiliate (note 5)	165	694	443	815
Income before income taxes and extraordinary item	1,364	1,698	6,156	3,498
Provision for income taxes (note 11)	612	683	2,197	1,820
Income before extraordinary item	752	1,015	3,959	1,678
Extraordinary item — loss on early extinguishment of debt, net of tax benefit of $261,000 (note 7)	—	—	—	442
Net income	$ 752	1,015	3,959	1,236
Less dividends on preferred stock (note 10)		566	923	462
Income applicable to common stockholders		$ 449	$ 3,036	$ 774
Net income per common share — basic and diluted:				
Income before extraordinary item, less preferred dividends		$ 0.02	$ 0.16	$ 0.06
Extraordinary item		—	—	(0.02)
Net income per common share		$ 0.02	$ 0.16	$ 0.04
Weighted-average common shares outstanding		18,596,525	18,864,255	19,102,026
Diluted average common shares outstanding		18,596,525	19,569,464	19,813,351

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Period from January 1, 1997 to May 1, 1997, period from May 2, 1997 to December 31, 1997, and years ended December 31, 1998 and 1999
(in thousands, except share data)

| | Class A Redeemable Preferred Stock | | Stockholders' Equity | | | | | | |
	Shares	Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Notes Receivable from Stockholders and Benefit Plan	Retained Earnings	Total Stockholders' Equity
Predecessor									
Balance, December 31, 1996	—	$ —	342,300	$ 342	$1,307	$ —	$(434)	$15,575	$16,790
Net income	—	—	—	—	—	—	—	752	752
Effect of adjustments relating to the acquisition of all outstanding stock by Successor and resulting change in basis of accounting (note 1)	—	—	(342,300)	(342)	(1,307)	—	434	(16,327)	(17,542)
Balance, May 1, 1997	—	—	—	—	—	—	—	—	—
Successor									
Issuance of common stock	—	—	17,793,335	178	178	—	—	—	356
Issuance of preferred stock	8,099	8,099	—	—	—	—	—	—	—
Exercise of stock options	573	573	1,070,920	11	11				22
Accrued dividends on redeemable preferred stock	—	566	—	—	—	—	—	(566)	(566)
Net income	—	—	—	—	—	—	—	1,015	1,015
Balance, December 31, 1997	8,672	9,238	18,864,255	189	189	—	—	449	827
Accrued dividends on redeemable preferred stock	—	923	—	—	—	—	—	(923)	(923)
Net income	—	—	—	—	—	—	—	3,959	3,959
Balance, December 31, 1998	8,672	10,161	18,864,255	189	189	—	—	3,485	3,863
Repurchase of treasury stock (note 11)	—	—	—	—	—	(1,690)	—	—	(1,690)
Retirement of treasury stock (note 11)	—	—	(344,783)	(3)	(3)	1,690	—	(1,684)	—
Redemption of preferred stock (note 10)	(7,181)	(8,714)	—	—	—	—	—	—	—
Issuance of stock related to acquisition (note 6)	—	—	2,151,719	21	5,616	—	—	—	5,637
Accrued dividends on redeemable preferred stock (note 10)	—	462	—	—	—	—	—	(462)	(462)
Net income	—	—	—	—	—	—	—	1,236	1,236
Balance, December 31, 1999	1,491	$ 1,909	20,671,191	$ 207	$5,802	$ —	$ —	$ 2,575	$ 8,584

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Period from January 1, 1997 to May 1, 1997, period from May 2, 1997 to December 31, 1997, years ended December 31, 1998 and 1999
(in thousands)

	Predecessor period from January 1, 1997 to May 1, 1997	Period from May 2, 1997 to December 31, 1997	1998	1999
Cash flows from operating activities:				
Net income	$ 752	$ 1,015	$ 3,959	$ 1,236
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	524	1,073	2,170	4,803
Provision for bad debts	172	1,530	2,259	4,817
Deferred income taxes	(909)	(205)	649	1,723
Share in loss of affiliate	165	694	443	815
Net loss (gain) on disposal of property, plant and equipment	—	(26)	—	23
Changes in:				
Accounts receivable	(2,992)	(2,625)	(6,681)	(11,229)
Inventory	83	(249)	(441)	(1,769)
Prepaid expenses and other current assets	(377)	338	(64)	268
Receivable from affiliate	—	—	(263)	(374)
Income tax receivable	—	—	—	(1,603)
Other assets	—	—	(21)	(273)
Accounts payable	(939)	1,196	(113)	3,174
Accrued expenses	(520)	1,151	725	309
Accrued income taxes	1,521	802	(1,578)	(746)
Other liabilities	127	280	420	536
Net cash provided by (used in) operating activities	(2,393)	4,974	1,464	1,710
Cash flows from investing activities:				
Net proceeds from disposal of property, plant and equipment	31,329	4,166	20	8
Purchase of property, plant and equipment	(175)	(1,564)	(2,948)	(5,464)
Change in restricted cash	—	(1,218)	(267)	1,485
Payment related to business acquisition	—	—	—	(1,000)
Acquisitions of businesses, net of cash acquired	—	(22,929)	(4,193)	(83,460)
Net cash provided by (used in) investing activities	31,154	(21,545)	(7,388)	(88,431)
Cash flows from financing activities:				
Borrowings on notes payable and capital lease obligations	—	59,943	96,628	181,192
Payments on notes payable and capital lease obligations	(27,216)	(55,428)	(90,806)	(76,343)
Issuance of shareholder notes	—	—	—	(2,760)
Proceeds from shareholder notes	—	—	—	56
Payments on obligations relating to acquisition	—	—	(87)	—
Cost of purchase and redemption of preferred stock	—	8,672	—	(8,714)
Proceeds from issuance of common stock	—	377	—	—
Cost of purchase and retirement of treasury stock	—	—	—	(1,690)
Debt issuance costs paid	—	(212)	(24)	(3,845)
Bank overdraft	—	93	213	(306)
Net cash provided by (used in) financing activities	(27,216)	13,445	5,924	87,590
Net increase in cash and cash equivalents	1,545	(3,126)	—	869
Cash and cash equivalents, beginning of period	1,581	3,126	—	—
Cash and cash equivalents, end of period	$ 3,126	$ —	$ —	$ 869

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Period from January 1, 1997 to May 1, 1997, period from May 2, 1997 to December 31, 1997, years ended December 31, 1998 and 1999
(in thousands)

	Predecessor period from January 1, 1997 to May 1, 1997	Period from May 2, 1997 to December 31, 1997	1998	1999
Supplemental disclosure of cash flow information:				
Cash paid for interest	$ 347	$ 626	$ 914	$ 3,543
Cash paid for income taxes	—	—	3,125	2,017
Supplemental schedule of noncash investing and financing activities:				
Acquisitions accounted for as a purchase:				
Assets acquired	$ —	$35,298	$ 6,079	$135,281
Less:				
Liabilities assumed (including capital lease obligations disclosed in note 6)	—	12,369	1,886	46,184
Issuance of stock	—	—	—	5,637
Acquisitions, net of cash acquired	$ —	$22,929	$ 4,193	$ 83,460

See accompanying notes to consolidated financial statements.

AMERICAN MEDICAL LABORATORIES, INCORPORATED AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 1997, 1998 and 1999

Note 1 — Organization

American Medical Laboratories, Incorporated and its subsidiaries (the Company) is a clinical laboratory testing company. The Company's primary source of revenue is derived from the performance of medical laboratory tests used by physicians to diagnose, treat and monitor diseases and other medical conditions. These tests include esoteric testing as well as routine clinical testing. The Company's customers include physicians, managed care organizations, hospitals, employers and other clinical laboratories. The Company operates in one reportable segment, the medical laboratory industry. The Company's main laboratory facilities are located in Chantilly, Virginia and Las Vegas, Nevada. The Company also maintains patient and service centers in various states throughout the United States.

On May 2, 1997, AML Inc., a Delaware corporation, acquired all of the outstanding stock of Medical Laboratories Corporation, a Virginia corporation (Predecessor). The purchase price, including related costs, was approximately $23.0 million. The excess of the purchase price over the fair value of the net assets acquired was $5.6 million. The accompanying 1997 financial statements include the operations, cash flows and changes in stockholders' equity in two separate statements, one of which presents the Company for the period from May 2, 1997 to December 31, 1997, and the other presents the Predecessor for the period from January 1, 1997 to May 1, 1997.

American Medical Laboratories, Incorporated is a Delaware holding company which was incorporated in 1999. During 1999, the stockholders of AML Inc., contributed all their outstanding stock of AML Inc. to American Medical Laboratories, Incorporated in exchange for the same share class and amounts of stock in American Medical Laboratories, Incorporated. The ownership interests in American Medical Laboratories, Incorporated were the same as the ownership interests in AML Inc. prior to the exchange of shares. Accordingly, the accompanying American Medical Laboratories, Incorporated financial statements include the historical financial information of AML Inc. as if the exchange of shares occurred as of the beginning of the periods presented.

On October 13, 1999, American Medical Laboratories, Incorporated acquired all of the stock of APL Healthcare Group, Inc. (APL). This business combination was accounted for by the purchase method of accounting (see note 6). Simultaneously with the purchase of stock of APL, Robert R. Belliveau M.D., Thorne J. Butler, M.D. Associated Pathologists, Chartered (APC) sold, assigned, transferred and delivered substantially all of its assets to APL, and the members of APL Properties, LLC (APL Properties) transferred all of the LLC interests to APL. APC is a professional corporation that employs pathologists licensed to practice medicine in Nevada and other states. APL Properties is a limited liability company, formerly owned by six stockholders of APC, that owns the building that APL occupies in Las Vegas, Nevada. Prior to these transactions APL, APC, and APL Properties were commonly controlled. On October 13, 1999, APL entered into a practice management agreement with APC to provide management services to APC. This practice management agreement gives APL a controlling financial interest in APC and therefore APC has been combined with APL for financial reporting purposes.

Note 2 — Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of American Medical Laboratories, Incorporated, and its wholly owned subsidiaries, AML Inc. (AML), Medical

Laboratories Corporation, APL Healthcare Group, Inc. and APL Properties, LLC. The accompanying consolidated financial statements also include the accounts of APC, in which APL has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of cash in banks and highly liquid investments with original maturities of three months or less.

(d) *Restricted Cash*

Restricted cash consists of lock box accounts which are restricted to pay down a revolving credit facility. In April 1999, this restriction was lifted as a result of the refinancing of the Company's credit facility (see note 7).

(e) *Revenue Recognition*

The Company operates in one reportable segment, the medical laboratory industry. Revenue from laboratory tests is recorded on the accrual basis at the time test results are reported at the estimated net realizable amounts from patients, third party payors and others for services rendered. The Company is reimbursed for services under fee schedules, contractual and other payor arrangements. Final adjustments to the estimated net realizable amounts are based on final payments from third party payors.

(f) *Accounts Receivable*

Accounts receivable include billed and unbilled revenue for testing performed, and are presented net of an allowance for doubtful accounts and contractual allowances. The allowance for doubtful accounts is an estimate based upon actual historical trends and management's judgment.

(g) *Property, Plant and Equipment*

Property, plant and equipment are stated at cost, or if acquired under capital leases, at the present value of the future minimum lease payments. Depreciation and amortization are computed using the straight-line method. The estimated useful lives are as follows:

	Estimated useful lives
Building	30 years
Office furniture and equipment	7-12 years
Laboratory furniture and equipment	5-12 years
Computer equipment and software	2-7 years
Leasehold improvements	Life of the lease
Vehicles	1.5-5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of property, plant and equipment, are charged directly to expense. Equipment under capital leases is amortized over the estimated useful lives or the term of the lease, if shorter.

(h)   *Capitalized Software Costs*

The Company capitalizes purchased software, which is ready for service and capitalizes software development costs incurred on significant projects. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally two to five years.

(i)   *Intangible Assets*

Intangible assets, consisting of goodwill and other intangibles are amortized on a straight-line basis over the expected periods to be benefited, 20 years for goodwill and customer lists, 3 years related to certain patents and over the life of the non-compete agreements.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and other intangibles might warrant revision or that the remaining balance of goodwill and other intangibles may not be recoverable. When factors indicate that goodwill, other intangibles and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of goodwill, other intangibles and other long-lived assets to determine if impairment has occurred. If this review indicates that the cost of the recorded assets will not be recoverable, the Company writes down the cost to estimated fair value.

(j)   *Cost of Borrowing*

Expenses directly related to the issuance of debt are deferred and amortized over the terms of the related debt by the interest method.

(k)   *Inventory*

Inventory consists principally of purchased laboratory and medical supplies and is stated at the lower of cost (first-in, first-out) or market value.

(l)   *Investment*

The Company records its 49 percent-owned affiliate on the equity method of accounting.

(m)   *Interest Rate Swap*

The Company has an interest rate swap agreement to manage interest rate exposure. The agreement is accounted for on an accrual basis. Amounts to be paid or received under this agreement are recognized over the life of the related debt and are included in interest income or expense.

(n)   *Accrued Loss on Capitated Contracts*

Losses under laboratory testing contracts with managed care organizations are recognized when it is probable that the expected future costs under a contract will exceed the anticipated future revenues from the contract. The loss contracts were recorded in conjunction with the APL acquisition on October 13, 1999. The unamortized balance of these loss accruals totaled approximately $1.2 million at December 31, 1999.

(o)   Income Taxes

Income taxes are accounted for in accordance with Financial Accounting Standards Board Statement No. 109 (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(p)   Net Income Per Common Share

Basic net income per common share is computed by dividing net income, less accrued preferred stock dividends, by the weighted-average number of common shares outstanding and diluted net income per common share is computed using the weighted-average number of common shares outstanding and dilutive stock options, using the treasury stock method.

The following table reconciles the weighted-average common shares used in the basic net income per common share calculation and the weighted-average common shares and common share equivalents used in the diluted net income per common share calculation:

	1997	1998	1999
Weighted-average common shares (basic)	18,596,525	18,864,255	19,102,026
Employee stock option equivalent shares	—	705,209	711,325
Weighted-average common shares and common shares equivalents (diluted)	18,596,525	19,569,464	19,813,351

(q)   Fair Value of Financial Instruments

The fair value of cash and cash equivalents, restricted cash, accounts receivable, receivable from affiliate, shareholder loans receivable, accounts payable, accrued expenses, and capital lease obligations are equivalent to their carrying value due to the short-term maturity of those instruments. The carrying values of the Company's revolving credit facility and long-term debt (see note 7) are considered to be representative of their respective values as their interest rates are based on market rates.

(r)   Stock Option Plan

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation.* Under APB 25, compensation is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price.

Note 3 — Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

	1998	1999
	(in thousands)	
Land	$ —	1,091
Buildings	31	6,964
Office furniture and equipment	672	1,593
Laboratory furniture and equipment	2,373	4,679
Computer equipment and software	5,487	11,926
Leasehold improvements	102	2,479
Vehicles	61	782
	8,726	29,514
Less accumulated depreciation and amortization	2,472	5,029
Property, plant and equipment, net	$6,254	24,485

Note 4 — Intangible Assets

Intangible assets consist of the following at December 31:

	1998	1999
	(in thousands)	
Customer lists	$ —	64,965
Non-compete agreements	530	2,332
Patents	—	4,309
Goodwill	10,021	30,854
	10,551	102,460
Less accumulated amortization	361	2,138
Intangible assets, net	$10,190	100,322

Note 5 — Investment in Affiliate-Shared Laboratory Services, L.L.C.

The Company has a 49 percent ownership in Shared Laboratory Services, L.L.C. (SLS). The remaining 51 percent is shared equally among four hospitals in the Norfolk and Virginia Beach, Virginia area. All five owners have equal voting power on day to day operating matters. SLS provides core laboratory services for the four hospitals as well as community outreach services. The Company provides laboratory testing services to SLS. As part of the agreement, the Company has guaranteed 49 percent of $3.9 million of SLS debt ($3.7 million outstanding at December 31, 1999). Since the Company has guaranteed the debt of SLS, the Company has provided for its share of additional losses to the extent of the Company's exposure under the guarantee. The Company recorded its share of SLS losses of approximately $694,000 for the period from May 2, 1997 to December 31, 1997, and $443,000 and $815,000 for the years ended December 31, 1998 and 1999, respectively. The Company has outstanding receivables from SLS of approximately $306,000 and $680,000 at December 31, 1998 and 1999, respectively, for lab work referred to AML and billing services provided to SLS.

The Company's net investment, classified as a liability, is summarized as follows:

	1998	1999
	(in thousands)	
Initial investment	$ 490	490
Accumulated losses	(1,302)	(2,117)
	$ (812)	(1,627)

Summarized unaudited financial information for SLS is as follows as of December 31:

	1998	1999
	(in thousands)	
Current assets	$1,859	1,108
Noncurrent assets	1,280	1,028
Total assets	$3,139	2,136
Current liabilities	$1,805	2,044
Noncurrent liabilities	3,156	3,519
Total liabilities	$4,961	5,563

	Years ended December 31,		
	1997	1998	1999
	(in thousands)		
Net laboratory service revenue	$ 736	4,620	5,251
Net loss	(1,689)	(1,025)	(1,605)

Note 6 — Acquisitions

(a) *Providence Laboratory Associates*

On June 5, 1998, the Company purchased certain assets and liabilities of Providence Laboratory Associates (PLA). The business combination was accounted for as a purchase. The purchase price exceeded the fair value of net assets acquired by approximately $5.3 million, which is being amortized on a straight-line basis over 20 years.

The purchase price of approximately $4.2 million, including acquisition costs, has been allocated to the fair value of assets and liabilities acquired as follows (amounts in thousands):

Inventory	$ 117
Property and equipment	548
Other assets	147
Non-compete agreements	530
Goodwill	4,737
Capital lease obligations	(568)
Accrued liabilities	(1,318)
Total	$ 4,193

Contingency payments of $2.0 million, $1.0 million of which was paid on August 10, 1999, were allocated to the purchase in 1999. The remaining $1.0 million contingent payment is expected to be paid in 2000. In 1999, the Company also increased goodwill related to the PLA purchase by approximately $700,000 as a result of a change in estimate relating to a liability assumed on a non-cancelable lease obligation for a building that the Company no longer utilized.

(b) *APL Healthcare Group, Inc. and Affiliates*

On October 13, 1999, the Company purchased all of the outstanding capital stock of APL. The acquisition of APL has been recorded in the Company's consolidated financial statements under the purchase method of accounting and the operating results of APL have been included in the Company's consolidated results of operations from the date of acquisition.

The acquisition was effected through the payment of approximately $64.3 million in cash, assumption of debt of approximately $17.8 million, the issuance of $17.5 million in convertible subordinated promissory notes to the former shareholders of APL and the issuance of common stock of the Company preliminarily valued at $5.6 million. $10.0 million of the cash consideration has been placed in escrow to cover any potential unrecorded loss contingencies that may develop. While the Company has not yet finalized the valuation of the common stock issued and related purchase price allocation, an estimate of the purchase price has been allocated to tangible and intangible assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition and the balance of $18.0 million was recorded as goodwill and is being amortized over 20 years on a straight-line basis. The portion identified as identifiable intangibles includes customer lists, non-compete agreements and a patent. These intangibles were valued at $71.0 million and are being amortized on a straight-line basis over their estimated useful lives, between 3-20 years. The Company does not believe that the final allocation of purchase price will produce materially different results from those reflected herein.

The purchase price, including acquisition costs of approximately $2.0 million, was allocated as follows (amounts in thousands):

Cash	$ 526
Receivables	23,593
Inventory	1,996
Plant, property, and equipment	15,549
Deferred tax asset	4,313
Other assets	714
Customer list and other intangibles	71,076
Goodwill	18,040
Notes payable and capital lease obligations	(4,148)
Accounts payable, accrued expenses and other liabilities assumed	(24,415)
	$107,244

In addition to the initial purchase price, the APL acquisition agreement provided for a purchase price adjustment based on a net worth calculation of the acquired entity as of the date of closing. The Company calculated the net worth adjustment to be approximately $2.4 million in favor of the former owners of APL and has reflected this adjustment as an increase to the purchase price as of the date of acquisition. The former owners of APL have disputed the calculation of the net worth adjustment by the Company claiming the net worth adjustment to be approximately $3.6 million. The dispute concerning the calculation of the net worth adjustment is subject to resolution as set forth in the acquisition agreement and is not expected to provide materially different results from those reflected herein.

As of December 31, 1999, the Company has recorded as accrued expenses $10.0 million in acquisition liabilities that consist of $6.6 million in assumed liabilities, $2.4 million for the net worth adjustment described above and a $1.0 million contingency payment related to the PLA acquisition. Subsequent to December 31, 1999, the Company has paid approximately $9.0 million of these accrued acquisition liabilities.

The following unaudited pro forma results of operations for the years ended December 31, 1997, 1998, and 1999 have been prepared as if the acquisition of PLA occurred on May 2, 1997, and the acquisition of APL occurred on January 1, 1998.

	Period from May 2, 1997 to December 31, 1997	Years ended December 31,	
		1998	1999
	(in thousands, except per share data)		
Revenue	$69,019	197,979	225,636
Net income (loss) before extraordinary item	796	(1,642)	(92)
Less dividends on preferred stock	566	923	462
Pro forma net income (loss) applicable to common shareholders before extraordinary item	$ 230	(2,565)	(554)
Basic net income (loss) per share to common shareholders	$ 0.01	(0.12)	(0.03)
Diluted net income (loss) per share to common shareholders	$ 0.01	(0.12)	(0.03)

The historical financial results of the Company for 1997, 1998 and 1999, have been adjusted primarily for the historical results of PLA in 1997 and 1998 and APL in 1998 and 1999, an increase in interest expense due to the additional debt incurred to purchase APL, the elimination of salaries and bonuses in excess of contractual obligations of the former owners and key members of management of APL, an increase in amortization of intangible assets and goodwill, and the pro forma tax effects of the acquisitions of PLA and APL.

The unaudited pro forma information presented above does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented or of future operations of the combined operations.

Note 7 — Notes Payable and Capital Lease Obligations

Notes payable and capital lease obligations consist of the following at December 31:

	1998	1999
	(in thousands)	
Term A note to Bankers Trust Company (as agent) bearing interest at Eurodollar rate plus 3.25% payable monthly (9.75% at December 31, 1999), principal payable in quarterly installments of $2.0 million beginning June 30, 2000, $2.5 million beginning December 2001, $3.25 million beginning December 2002, and $3.75 million beginning December 2003 through October 13, 2004..........	$ —	50,000
Term B note to Bankers Trust Company (as agent) bearing interest at Eurodollar rate plus 3.875% payable monthly (10.375% at December 31, 1999), principal payable in quarterly installments of $325,000 beginning June 2000, $163,000 beginning December 2000, and $10.3 million beginning December 2004 through April 13, 2006...	—	65,000
Revolving note to Bankers Trust Company (as agent) for up to $25.0 million, bearing interest at prime plus 2.25% (10.70% weighted-average interest rate for 1999), principal due October 13, 2004.	—	2,100
Note payable to Bank of America; monthly payments of $31,000 including interest at 8.39% at December 31, 1999; remaining principal balance plus remaining interest due May 1, 2007; collateralized by certain real property and the personal guarantee of the former APL shareholders.	—	3,466
Note payable to Premium Financing Specialist; interest at 7.76% at December 31, 1999; remaining balance plus remaining interest due January 2000..............	—	54
Term Note to Heller Business Credit, bearing interest at lender's base rate plus 0.75% payable monthly (8.50% at December 31, 1998), originally due May 2, 2000, with earlier prepayments required beginning March 31, 1999, if certain criteria are met. Facility was paid in full on October 13, 1999.	1,875	—
Revolving Note to Heller Business Credit for up to $17.75 million, consisting of the following at December 31, 1998:		
Base rate loans bearing interest at lender's base rate payable monthly (7.75% at December 31, 1998), principal due May 2, 2000. Revolver was paid in full on October 13, 1999.	1,307	—
LIBOR loan bearing interest at LIBOR plus 2.25% payable monthly (7.47% at December 31, 1998), principal due May 2, 2000. Facility was paid in full on October 13, 1999.	7,000	—
Capex Revolving Note to Heller Business Credit, for up to $8.5 million bearing interest at lender's base rate plus 0.75% (9.1% weighted average interest rate for 1998), due in monthly principal installments of $57,000, plus interest through December 1999, and monthly principal installments of $36,000, plus interest, from January 2000 through April 2000 and the remaining principal balance of $615,000 due May 2, 2000. Revolver was paid in full on October 13, 1999.......	1,445	—

	1998	1999
	(in thousands)	
Various capital lease obligations for laboratory equipment, furniture and office equipment and vehicles; monthly payments totaling $121,000 at December 31, 1999 with interest ranging from 6% to 12%; remaining principal balance plus unpaid interest with varying maturity dates through June 2004.	846	849
	12,473	121,469
Less current portion	1,249	7,315
	$11,224	114,154

(a) *Term Notes and Revolving Credit Agreements*

On May 2, 1997, the Company entered into a $20.0 million credit agreement with Heller Financial, Inc. The commitment consisted of a term loan of $2.25 million and an accounts receivable based line of credit for up to $17.75 million. The credit agreement was secured by the Company's assets. As of December 31, 1998, the Company had pledged approximately $1.5 million of cash as collateral on the outstanding revolving note which was considered restricted cash. On April 30, 1998, the Company entered into a loan agreement to increase the capital advances of its Capex loan from $500,000 to $8.5 million. In April 1999, the Company refinanced its credit agreement with Heller Financial, Inc., which consisted of a term loan of $20.0 million, payable in quarterly installments through December 31, 2003 and a revolving facility of $15.0 million, payable by December 31, 2003. On October 13, 1999, the Company repaid all outstanding debt related to its credit agreement with Heller Financial, Inc. Commitment fees paid under these agreements totaled approximately $28,000, $39,000 and $31,000 in 1997, 1998 and 1999, respectively.

On October 13, 1999, the Company entered into a $140.0 million senior credit facility with the Bankers Trust Company. The senior credit facility consists of a Term A loan of $50.0 million, a Term B loan of $65.0 million, a revolving line of credit of $25.0 million of which $2.1 million was drawn as of December 31, 1999. APL entered into a $2.5 million line of credit agreement on December 28, 1999 with the Bankers Trust Company in favor of the state of Nevada, Department of Insurance, as beneficiary, of which $0 was drawn as of December 31, 1999.

The senior credit facility is secured by the Company's underlying assets. Under the terms and conditions of the senior credit facility, the Company is subject to certain financial and reporting covenants. The Company was in full compliance with the financial covenants at December 31, 1999. Commitment fees under this senior credit facility totaled approximately $26,000 in 1999.

(b) *Notes Payable to Stockholders*

Notes payable to stockholders consists of the following at December 31:

	1998	1999
	(in thousands)	
Notes payable to the former stockholders of APL; interest at 10% per annum; payable semi-annually on June 30 and December 31; principal balance due on October 13, 2006; subject to prepayment at the time of an initial public offering or sale of the Company; subordinated to all other debt of the Company.	—	$17,500

The notes payable to stockholders are subject to prepayment without penalty at the Company's option and at the note holders' option from the date of consummation of an initial public offering or sale of the Company until the seventh anniversary of the date of the notes. The note holders' prepayment options are subject to receiving the consent of the holders of the firm and revolving notes described above and the underwriters of the initial public offering.

These notes are convertible at the option of the note holders into shares of the Company's common stock simultaneously with an initial public offering at a share value equal to 80% of the price per share paid by the public in the initial public offering.

Maturities of notes payable and capital lease obligations are as follows:

	Notes payable	Capital leases
	(in thousands)	
2000	$ 6,956	414
2001	9,248	257
2002	11,506	140
2003	14,265	121
2004	24,255	35
Thereafter	71,890	—
	138,120	967
Less interest payments	—	118
	$138,120	849

(c) *Extraordinary Item — Early Extinguishment of Debt*

In conjunction with the acquisition of APL, the Company repaid the entire amount outstanding under its then existing credit agreement with Heller Financial, Inc. The extraordinary loss recorded in 1999 represented approximately $703,000 ($442,000, net of tax) of deferred financing costs written off in connection with the early extinguishment of the related credit agreement.

(d) *Interest Rate Swap Agreement*

The Company has entered into an interest rate swap agreement to reduce its exposure to adverse fluctuations in interest rates related to the Company's outstanding term notes payable. The Company does not utilize financial instruments for trading or other speculative purposes. The agreement entitles the Company, on a quarterly basis, to receive a LIBOR-based floating rate of interest and pay a fixed rate of interest of 6.6 percent. The interest rate swap has a total notional amount of $58.0 million and expires on December 23, 2002.

The differential to be paid or received under the swap agreement is accrued as the interest rates change and is recognized over the life of the agreement. As a result of the swap agreement, interest expense increased by approximately $67,000 in 1999. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. The Company, however, does not anticipate nonperformance by the counterparty.

Note 8 — Accrued Expenses

Accrued expenses consists of the following at December 31:

	1998	1999
	(in thousands)	
Accrued salaries, bonus, and payroll withholding	$2,737	6,206
Accrued sick leave and vacation	1,946	2,166
Accrued expenses	2,730	9,519
Accrued loss on capitated contracts (note 2)	—	1,223
Accrued acquisition liabilities (note 6)	—	10,026
Declared contributions (note 14)	1,650	1,939
	$9,063	31,079

Note 9 — Lease Commitments

The Company has an operating lease for its Chantilly, Virginia laboratory facility. The lease is for 20 years with two five-year renewal options. The lease requires annual lease payments of approximately $3.9 million, plus property taxes, through 2004. Beginning in 2005 and through the remainder of the lease, a 2.5 percent annual escalator applies.

The Company also leases various equipment, patient and service center facilities, and other office space under noncancelable lease arrangements expiring at various dates through December 2005.

Future minimum lease payments under these noncancelable operating leases are as follows (amounts in thousands):

2000	$ 6,099
2001	5,592
2002	4,836
2003	4,296
2004	4,060
Thereafter	55,461
	$80,344

Total rent expense under all operating leases was approximately $1.9 million for the period from January 1, 1997 to May 1, 1997, $4.2 million for the period from May 2, 1997 to December 31, 1997, and $6.5 million and $6.9 million for the years ended December 31, 1998 and 1999, respectively.

Note 10 — Redeemable Class A Preferred Stock

The Company's Certificate of Incorporation authorizes the issuance of 60,000 shares of Class A redeemable preferred stock with a par value of $0.01 per share. As of December 31, 1999, 1,491 shares have been issued for $1,000 per share or approximately $1.5 million. Dividends accrue at the rate of 10 percent per annum on the sum of the liquidation value ($1,000 per share) plus all accumulated and unpaid dividends thereon. Accumulated and unpaid preferred stock dividends totaled approximately $1.5 million or $171.75 per share and $418,000 or $280.73 per share as of December 31, 1998 and 1999, respectively. All Class A preferred shares must be redeemed by the Company on December 31, 2007 at a price equal to the liquidation value plus all accrued and unpaid dividends. The Company may redeem any or all of the shares at any time prior to that date. In addition, the Company shall, at the request of a majority of the Class A preferred stockholders, redeem the shares at the liquidation value plus accrued dividends at the time of a Public Offering or if a change in ownership of the Company, as defined, were to occur. Under certain circumstances, including bankruptcy and failure to pay all accrued preferred dividends by December 31, 2003, the preferred stockholders may require their shares to be immediately redeemed or they may gain voting majority of the Company's Board of Directors. The Company may not pay dividends on common stock without the consent of a majority of preferred stockholders. Preferred stockholders shall be entitled to 1,750 votes per share on all matters to be voted on by the Company's stockholders.

On May 5, 1999, AML repurchased and retired 7,181.46 shares of Class A preferred stock. The aggregate redemption price was approximately $8.7 million, of which approximately $7.2 million related to the aggregate liquidation value of the shares and the remaining $1.5 million related to accrued and unpaid dividends.

Note 11 — Stockholders' Equity

(a) *Common Stock*

The Company's Certificate of Incorporation authorizes the issuance of 25.0 million shares of common stock, with a par value of $.01 per share. On December 16, 1998, the Company effected a five-for-one stock split on the Company's common stock. All common stock and common stock per share amounts were retroactively restated for all periods presented to reflect this split. At December 31, 1999, 20,671,191 shares of common stock have been issued for $.01 per share or $206,711. Common stockholders may cast one vote per share regarding matters to be voted on by the Company's stockholders.

(b) *Treasury Stock*

During 1999, the Company repurchased and retired 344,783 shares of common stock at an aggregate cost of $1.7 million. The difference between the cost of treasury shares retired and the original issue price was charged as a reduction to retained earnings (see note 13(b)).

Note 12 — Income Taxes

Provision for income taxes on income before income taxes and extraordinary item consists of the following:

	Predecessor Period from January 1, 1997 to May 1, 1997	Period from May 2, 1997 to December 31, 1997	1998	1999
		(in thousands)		
Current:				
Federal	$1,212	738	1,304	—
State	309	150	244	—
Total current	1,521	888	1,548	—
Deferred:				
Federal	(828)	(154)	575	1,650
State	(81)	(51)	75	170
Total deferred	(909)	(205)	650	1,820
Total	$ 612	683	2,198	1,820

The tax benefit associated with the extraordinary charge from the early extinguishment of debt is $261,000. A reconciliation of tax expense computed at the statutory federal tax rate on income from operations before income taxes and extraordinary item to the actual income tax expense is as follows:

	Predecessor Period from January 1, 1997 to May 1, 1997	Period from May 2, 1997 to December 31, 1997	1998	1999
		(in thousands)		
Tax provision computed at the statutory rate	$464	673	2,093	1,224
State income taxes, net of federal income tax provision	37	74	230	110
Intangibles amortization and other book expenses not deductible for tax purposes	11	22	47	483
Other	100	(86)	(173)	3
Total income tax expense	$612	683	2,197	1,820

Deferred income taxes reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows:

	1998	1999
	(in thousands)	
Deferred tax assets:		
Bad debt reserves	$ (72)	(992)
Accrued compensation costs	(337)	(4,464)
Investment in affiliate	(120)	(247)
Book in excess of tax depreciation	(292)	—
Deferred rent	—	(459)
Reserves and other non-deductible accruals	—	(525)
Other	(309)	(214)
Net operating loss carryforwards	—	(397)
Total deferred tax assets	(1,130)	(7,298)
Deferred tax liabilities:		
Prepaid expenses	600	1,511
Deferred compensation	611	942
Accelerated depreciation	—	1,542
Accelerated amortization	315	370
Loss contingency	—	540
Other	—	198
Total deferred tax liabilities	1,526	5,103
Net deferred tax liabilities (assets)	$ 396	(2,195)

At December 31, 1999, the Company had net operating loss carryforwards available for federal and state income tax purposes of approximately $1.0 million, which expire in 2019. The annual utilization of these net operating loss carryforwards may be subject to certain limitations under the Internal Revenue Code.

Note 13 — Related Party Transactions

(a) *Notes Receivable from Officers and Directors*

The Company held various notes receivable from officers and directors of the Company with balances totaling approximately $56,000 and $2.8 million at December 31, 1998 and 1999, respectively. These notes bear interest rates ranging from 8 percent to 10 percent, which are compounded annually, commencing on December 31, 1999. The notes are payable on the earlier of December 31, 2005 or in the event of the sale of the Company, at the time of the sale. The loans are collateralized by the stockholders' interest in the Company, totaling 4,163,871 shares of the Company's common stock, and 944.93 shares of the Company's Class A redeemable preferred stock.

(b) *Repurchase of Common Stock*

In April 1999, the Company repurchased approximately 293,779 shares of common stock from the Chairman and Chief Executive Officer of the Company for approximately $1.4 million in cash. In August 1999, the Company repurchased 51,004 shares of common stock from an officer of the Company for $250,000 in cash.

(c) *Professional Services Agreement with Stockholder*

The Company has entered into a professional services agreement with a stockholder of the Company, whereby the stockholder is to provide financial and management consulting services to the Company for up to $150,000 per year. The agreement stipulates a one-percent investment fee to be paid to the stockholder at the time of certain debt or equity financings. The agreement also includes a success fee to be paid to the stockholder upon the earlier of the sale of the Company at an aggregate implied common equity value of at least $40.0 million or upon the consummation of a public offering. The success fee will be equal to $1.4 million plus 8 percent interest per year, compounded annually, from October 1999 through the date of payment.

Note 14 — Employee Benefit Plans

(a) *Cash Deferred Profit-Sharing Plan*

The Company has various employee benefit plans including a cash deferred profit-sharing plan and a 401(k) plan for employees. The Company made contributions to these plans of approximately $116,000 during the period from May 2, 1997 to December 31, 1997, and $565,000 and $829,000 for the years ended December 31, 1998 and 1999, respectively. The Predecessor made contributions of approximately $76,000 during the period from January 1, 1997 to May 1, 1997.

In December 1998 and 1999, the Company's Board of Directors declared a $1.7 million and $1.9 million contribution, respectively, to the cash deferred profit-sharing plan for the years ended December 30, 1999 and 2000, and recorded a related liability. The contribution is recorded as a deferred compensation asset and is amortized to compensation expense ratably during the year following declaration as the services of employees are rendered to the Company.

(b) *Stock Option Plan*

The Company adopted an amended stock option plan (the "Plan") in October 1999. The Plan was originally adopted by AML Inc. in May 1997. Options to purchase common stock under the Plan are granted to employees of the Company at prices determined by the Board of Directors. Options to purchase up to 1,514,325 shares of common stock may be granted under the Plan.

The Company applies APB Opinion No. 25 in accounting for its Plan. Options to purchase common stock under the Plan are granted to employees at prices which are at or exceed fair market value as determined by the Board of Directors. Options vest beginning one year after date of grant over a five-year period. No options shall be granted or shares of common stock issued under the Plan after December 31, 2006. Had the Company determined compensation costs based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	Period May 2, 1997 to December 31, 1997	Years ended December 31,	
		1998	**1999**
	(in thousands, except per share data)		
Net income available to common shareholders:			
As reported	$ 449	$3,036	$ 774
Pro forma	$ 449	$3,027	$ 713
Net income per share:			
As reported	$0.02	$ 0.16	$0.04
Pro forma	$0.02	$ 0.16	$0.04

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	1997	**1998**	**1999**
Dividend yield	0%	0%	0%
Risk-free interest rate	6.4%	4.5%	5.4%
Expected volatility	0.1%	0.1%	0.1%
Expected holding period in years	5	5	5

A summary of the status of the Company's stock options as of December 31, 1997, 1998, and 1999 and changes during the years then ended is presented below.

The following table summarizes information about stock options outstanding at December 31, 1999:

	1997		**1998**		**1999**	
	Shares	**Weighted average exercise price**	**Shares**	**Weighted average exercise price**	**Shares**	**Weighted average exercise price**
Outstanding at beginning of year	370,000	$0.02	365,000	$0.02	722,000	$0.02
Granted	—	—	362,000	0.02	125,000	4.90
Exercised	—	—	—	—	—	—
Forfeited	(5,000)	0.02	(5,000)	0.02	(2,000)	0.02
Outstanding at end of year	365,000	0.02	722,000	0.02	845,000	0.74
Options exercisable at end of year	—	—	90,000	0.02	253,500	0.02
Weighted-average fair value of options granted during the year	$ 0.10		$ 0.67		$ —	

The following table summarizes information about stock options outstanding at December 31, 1999:

	Outstanding				Options Exercisable	
Exercise prices	Number	Weighted-average remaining contractual life	Weighted-average exercise price		Number	Weighted average exercise price
$ 0.02	720,000	7	$0.02		253,500	$0.02
4.90	125,000	7	4.90		—	—
$0.02 – $4.90	845,000	7	$0.74		253,500	$0.02

Note 15 — Concentrations of Credit Risk

The Company grants credit without collateral to its customers, which are composed primarily of health care providers, Medicare and other health plans. The mix of receivables from patients and third-party payors at December 31, 1998 and 1999, was as follows:

	1998	1999
Medicare	16%	14%
Blue Cross Blue Shield	13	6
Private Insurers	13	29
All others (none greater than 5%)	58	51
	100%	100%

Note 16 — Contingencies

The Company is involved in legal actions and disputes arising in the ordinary course of business. With respect thereto, the Company believes that it has adequate legal defenses and insurance coverage and believes that their ultimate outcome will not have a material adverse effect on the Company's financial position.

**AMERICAN MEDICAL LABORATORIES,
INCORPORATED AND
SUBSIDIARIES**

**UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS**

**AS OF JUNE 30, 2000 AND
FOR THE SIX MONTHS ENDED
JUNE 30, 1999 AND
JUNE 30, 2000**

American Medical Laboratories, Incorporated
Unaudited Condensed Consolidated Balance Sheet
June 30, 2000
(in thousands)

Assets

Current assets:

Cash and cash equivalents	$ 1,008
Accounts receivable, less allowance for doubtful accounts of $2,263 in 2000	58,864
Inventory	6,222
Receivable from affiliate	96
Income tax receivable	—
Deferred income taxes	2,845
Prepaid expenses and other current assets	2,214
Total current assets	71,249
Property, plant, and equipment, net	25,015
Intangible assets, net	96,889
Notes receivable from officers and directors	2,760
Deferred income taxes	2,346
Other assets	4,093
	$202,352

Liabilities, Redeemable Preferred Stock and Stockholders' Equity

Current liabilities:

Accounts payable	$ 18,982
Notes payable and capital lease obligations	9,887
Accrued expenses	15,363
Declared contribution	136
Accrued income taxes	92
Deferred income taxes	2,422
Total current liabilities	46,882
Deferred income taxes	2,594
Notes payable and capital lease obligations, less current portion	118,432
Notes payable to shareholders	17,500
Investment in affiliate	1,911
Other liabilities	1,819
Total liabilities	189,138
Redeemable preferred stock	2,004
Stockholders' equity	11,210
	$202,352

See notes to unaudited condensed consolidated statements.

American Medical Laboratories, Incorporated
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	Six months ended June 30, 1999	Six months ended June 30, 2000
Net revenue	$ 58,609	$ 129,895
Operating expenses:		
Cost of services	38,530	83,816
Selling, general and administrative	14,077	27,070
Depreciation and amortization	1,356	6,425
Total operating expenses	53,963	117,311
Operating income	4,646	12,584
Interest expense	835	7,602
Other (income) expense	(13)	—
Share in loss of affiliate	407	284
Income before income taxes and extraordinary item	3,417	4,698
Provision for income taxes	1,338	2,152
Income before extraordinary item	2,079	2,546
Extraordinary item — loss on early extinguishment of debt, net of tax benefit of $39,836	67	—
Net income	2,012	2,546
Less dividends on preferred stock	375	95
Income applicable to common stockholders	$ 1,637	$ 2,451
Net income per common share — basic:		
Income before extraordinary item, less preferred dividends	$ 0.09	$ 0.12
Extraordinary item	—	—
Net income	$ 0.09	$ 0.12
Net income per common share — diluted:		
Income before extraordinary item, less preferred dividends	$ 0.08	$ 0.11
Extraordinary item	—	—
Net income	$ 0.08	$ 0.11
Weighted-average common shares outstanding	18,749,080	20,807,765
Diluted average common shares outstanding	19,426,013	21,332,500

See notes to unaudited condensed consolidated statements.

American Medical Laboratories, Incorporated
Unaudited Condensed Consolidated Statement of Cash Flow
(in thousands)

| | Six months ended June 30, | |
	1999	2000
Cash flows from operating activities:		
Net income	$ 2,012	$ 2,546
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,356	6,425
Provision for doubtful accounts	1,182	6,710
Deferred income taxes	946	2,020
Share in loss of affiliate	407	284
Stock compensation	—	172
Net changes in operating assets and liabilities	(3,845)	(11,323)
Net cash provided by operating activities	2,058	6,834
Cash flow from investing activities:		
Purchases of property and equipment	(2,003)	(3,172)
Net proceeds from sale of assets	7	—
Investment in affiliate	—	(350)
Payments related to business acquisition	(1,000)	(10,026)
Change in restricted cash	1,485	—
Net cash used in investing activities	(1,511)	(13,548)
Cash flows used in financing activities:		
Borrowings on notes payable and capital lease obligations	49,465	25,361
Payments on notes payable and capital lease obligations	(35,261)	(18,511)
Issuance of stockholder notes	(2,510)	—
Proceeds from stockholder notes	56	—
Proceeds from exercise of common stock options	—	3
Cost of purchase of preferred stock	(8,714)	—
Cost of purchase and retirement of treasury stock	(1,440)	—
Debt issuance costs paid	(612)	
Bank overdraft	(306)	—
Net cash provided by financing activities	678	6,853
Net increase in cash and cash equivalents	$ 1,225	$ 139
Cash and cash equivalents, beginning of period	$ —	$ 869
Cash and cash equivalents, end of period	$ 1,225	$ 1,008
Supplemental disclosures of cash flow information:		
Cash paid for interest for the six-month period ended	$ 836	$ 5,064
Taxes paid for the six-month period ended	1,538	1

See notes to unaudited condensed consolidated statements.

American Medical Laboratories, Incorporated
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Financial statement note disclosures, normally included in financial statements prepared in conformity with generally accepted accounting principles, have been omitted in these unaudited condensed consolidated financial statements pursuant to the Form 10Q rules and regulations of the Securities and Exchange Commission. However, in the opinion of the Company, the disclosures contained herein are adequate to make the information presented not misleading when read in conjunction with the notes to consolidated financial statements of the Company for the year ended December 31, 1999.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the Condensed Consolidated Balance Sheet at June 30, 2000, the Condensed Consolidated Statements of Operations for the six months ended June 30, 1999 and 2000, and the Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 1999 and 2000.

Note 2 — Redeemable Preferred Stock and Stockholders' Equity

The changes in redeemable preferred stock are as follows (amounts in thousands):

Balance at December 31, 1999	$1,909
Accrued dividends on redeemable preferred stock	95
Balance at June 30, 2000	$2,004

The changes in stockholders' equity are as follows (amounts in thousands):

Balance at December 31, 1999	$ 8,584
Net income	2,546
Accrued dividends on redeemable preferred stock	(95)
Stock based compensation	172
Stock options exercised	3
Balance at June 30, 2000	$11,210

Note 3 — Stock-based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Under APB 25, compensation is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price. These amounts are amortized over the respective vesting periods of the individual stock options, generally four years. In connection with the grant of stock options to employees, the Company has recorded gross deferred compensation expense of approximately $1.7 million and related amortization of approximately $172,000 for the six months ended June 30, 2000. This deferred compensation is subject to reduction for any employee who terminates employment prior to the expiration of such employee's option vesting period.

Note 4 — Notes Payable

On October 13, 1999, the Company entered into a $140.0 million senior credit facility with the Bankers Trust Company. The senior credit facility consists of a Term A loan of $50.0 million, a Term B loan of $65.0 million, a revolving line of credit of $25.0 million of which $10.8 million was drawn as of June 30, 2000 (weighted interest rate of 11.22% at June 30, 2000). Total outstanding debt under this senior credit facility was approximately $123.5 million at June 30, 2000.

Under the terms and conditions of the senior credit facility, the Company is subject to certain financial and reporting covenants. For the three month period ended June 30, 2000, the Company was not in compliance with the senior leverage ratio covenant in the senior credit facility. The Company received a waiver from the lender for this noncompliance. The Company was in compliance with all other debt covenants at June 30, 2000.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
APL Healthcare Group, Inc.:

We have audited the accompanying combined balance sheets of APL Healthcare Group, Inc. and affiliates as of December 31, 1997 and 1998 and September 30, 1999, and the related combined statements of operations, changes in stockholders' deficit and cash flows for each of the years in the three year period ended December 31, 1998 and for the nine months ended September 30, 1999. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of APL Healthcare Group, Inc. and affiliates as of December 31, 1997 and 1998 and September 30, 1999, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998 and for the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

McLean, Virginia
December 23, 1999

APL HEALTHCARE GROUP, INC. AND AFFILIATES

COMBINED BALANCE SHEETS
December 31, 1997 and 1998 and September 30, 1999

	December 31,		September 30,
	1997	1998	1999
ASSETS			
Current assets:			
Cash and cash equivalents	$ 3,201,797	$ 4,380,848	$ 3,047,459
Accounts receivable, less allowance for doubtful accounts of $2,443,085 in 1997, $3,037,295 in 1998 and $5,190,203 in 1999 (notes 6 and 12)	14,329,958	14,665,164	20,074,719
Inventory..	1,969,391	1,773,697	2,020,128
Prepaid expenses	422,905	449,402	682,994
Other current assets	222,385	145,204	382,978
Deferred income taxes (note 10)	2,926,615	—	—
Total current assets	23,073,051	21,414,315	26,208,278
Property, plant and equipment, net (notes 3 and 6)	9,163,579	10,514,536	10,322,247
Investment in affiliate (note 4)	513,950	459,850	419,344
Other assets	204,828	85,847	45,503
Intangible assets, net (note 5)	83,964	55,437	35,070
	$33,039,372	$32,529,985	$37,030,442
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Current liabilities:			
Accounts payable.....................................	$ 3,022,764	$ 3,175,282	$ 4,420,302
Line of credit (note 6)	—	—	1,179,923
Notes payable and capital lease obligations (notes 6 and 8)	3,442,089	2,897,835	3,020,979
Notes payable to stockholders (note 6)	2,029,104	2,568,606	2,323,962
Dividends payable to stockholders (note 14)	—	—	308,750
Accrued expenses (note 7)	9,179,271	9,726,709	9,472,531
Income tax payable	258,483	—	—
Total current liabilities	17,931,711	18,368,432	20,726,447
Notes payable and capital lease obligations, less current portion (notes 6 and 8)	8,419,369	10,582,277	10,260,064
Notes payable to stockholders, less current portion (note 6) ...	3,905,895	6,395,420	4,657,566
Deferred income taxes (note 10)	61,827	—	—
Accrued loss on capitated contracts (note 2)	5,412,377	2,774,752	1,872,982
Total liabilities	35,731,179	38,120,881	37,517,059
Stockholders' deficit (note 13):			
Common stock......................................	2,708	7,251	7,251
Stock-based deferred compensation......................	—	(4,773,408)	(1,200,655)
Additional paid-in capital	66,471	7,645,040	2,678,142
Accumulated deficit	(2,760,986)	(8,469,779)	(1,971,355)
	(2,691,807)	(5,590,896)	(486,617)
Commitments and contingencies (notes 8, 11, 12 and 16)			
	$33,039,372	$32,529,985	$37,030,442

See accompanying notes to combined financial statements.

F-33

APL HEALTHCARE GROUP, INC. AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS
Years ended December 31, 1996, 1997 and 1998
and nine months ended September 30, 1999

	Years ended December 31,			Nine months ended September 30,
	1996	1997	1998	1999
Net revenue	$70,263,230	$81,004,431	$90,729,555	$78,414,890
Expenses:				
Operating	44,614,120	50,076,200	56,286,320	49,859,848
Selling, general and administrative	10,574,833	11,329,568	14,815,687	9,107,984
Depreciation and amortization	1,845,750	2,133,562	2,531,353	1,907,385
Interest expense	910,234	1,296,390	1,353,409	979,488
Provision for bad debts	7,173,235	7,978,911	8,846,141	8,850,311
Other, net (note 15)	(1,798,629)	11,302	25,220	2,700
Total expenses	63,319,543	72,825,933	83,858,130	70,707,716
Income before income taxes	6,943,687	8,178,498	6,871,425	7,707,174
Provision for income taxes (note 10)	639,178	931,050	2,619,306	—
Net income	$ 6,304,509	$ 7,247,448	$ 4,252,119	$ 7,707,174

See accompanying notes to combined financial statements.

F-34

APL HEALTHCARE GROUP, INC. AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
Years ended December 31, 1996, 1997 and 1998
and nine months ended September 30, 1999

	APC Common Stock		APL Common Stock									Deferred Compensation	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Deficit
	Class A Shares	Amount	Class A Shares	Amount	Class A-1 Shares	Amount	Class A-2 Shares	Amount	Class B Shares	Amount				
Balance, December 31, 1995	394	$394	2,314	$ 2,314	—	$—	—	$ —	—	$ —	$ —	$ 66,471	$(4,763,543)	$(4,694,364)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	6,304,509	6,304,509
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(5,502,400)	(5,502,400)
Balance, December 31, 1996	394	394	2,314	2,314	—	—	—	—	—	—	—	66,471	(3,961,434)	(3,892,255)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	7,247,448	7,247,448
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(6,047,000)	(6,047,000)
Balance, December 31, 1997	394	394	2,314	2,314	—	—	—	—	—	—	—	66,471	(2,760,986)	(2,691,807)
Issuance of restricted common stock to executives (note 13)	—	—	—	—	—	—	—	—	857	857	(4,773,408)	7,582,255	—	2,809,704
Recapitalization of existing shares (note 13)	—	—	(2,314)	(2,314)	60	60	5,940	5,940	—	—	—	(3,686)	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—	4,252,119	4,252,119
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(9,960,912)	(9,960,912)
Balance, December 31, 1998	394	$394	—	$ —	60	$60	5,940	$5,940	857	$857	$(4,773,408)	$ 7,645,040	$(8,469,779)	$(5,590,896)
Dividends	—	—	—	—	—	—	—	—	—	—	—	—	(1,208,750)	(1,208,750)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	7,707,174	7,707,174
Amortization of deferred compensation (note 13)	—	—	—	—	—	—	—	—	—	—	3,572,753	(4,966,898)	—	(1,394,145)
Balance, September 30, 1999	394	$394	—	$ —	60	$60	5,940	$5,940	857	$857	$(1,200,655)	$ 2,678,142	$(1,971,355)	$ (486,617)

See accompanying notes to combined financial statements.

APL HEALTHCARE GROUP, INC. AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS
Years ended December 31, 1996, 1997 and 1998 and the
nine months ended September 30, 1999

| | December 31, | | | September 30, |
	1996	1997	1998	1999
Cash flows from operating activities:				
Net income	$ 6,304,509	$ 7,247,448	$ 4,252,119	$ 7,707,174
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	1,845,750	2,133,562	2,531,353	1,907,385
Amortization of loss on capitated contracts	(2,685,385)	(2,646,037)	(2,637,625)	(1,948,736)
Provision for bad debts	7,173,235	7,978,911	8,846,141	8,850,311
Deferred income taxes	606,079	595,816	2,877,789	—
Stock compensation	—	—	2,809,704	(1,394,145)
Net loss on disposal of property, plant and equipment	61,089	35,360	34,307	27,325
Changes in:				
Accounts receivable	(7,698,498)	(9,405,194)	(9,181,347)	(14,259,866)
Inventory	(186,227)	(546,414)	195,694	(246,431)
Prepaid expenses	(178,880)	286,485	(26,497)	(233,592)
Other current assets	126,733	(72,799)	77,181	(237,774)
Other assets	(61,142)	40,906	118,981	40,344
Accounts payable	416,681	332,065	152,518	1,245,020
Accrued expenses	831,722	3,481,570	547,438	(254,178)
Income tax payable	33,099	335,234	(258,483)	—
Accrued loss on capitated contracts	201,872	—	—	1,046,966
Other liabilities	(45,000)	(35,800)	—	—
Net cash provided by operating activities	6,745,637	9,761,113	10,339,273	2,249,803
Cash flows from investing activities:				
Net proceeds from disposal of property, plant and equipment	31,748	31,341	9,950	—
Purchase of property, plant and equipment	(4,967,481)	(2,127,768)	(3,125,059)	(1,504,888)
Investment in affiliate	—	(175,000)	—	—
Acquisition of business	(225,500)	—	—	—
Net cash used in investing activities	(5,161,233)	(2,271,427)	(3,115,109)	(1,504,888)
Cash flows from financing activities:				
Borrowings on notes payable and capital lease obligations	7,306,353	4,195,053	7,212,631	2,320,604
Payments on notes payable and capital lease obligations	(3,708,398)	(2,433,992)	(3,296,832)	(4,678,831)
Borrowings on line of credit	6,589,007	18,265,172	17,390,955	19,180,050
Payments on line of credit	(6,589,007)	(18,265,172)	(17,390,955)	(18,000,127)
Dividends paid	(5,502,400)	(6,047,000)	(9,960,912)	(900,000)
Increase (decrease) in bank overdraft	1,950	(1,950)	—	—
Net cash used in financing activities	(1,902,495)	(4,287,889)	(6,045,113)	(2,078,304)
Net increase (decrease) in cash	(318,091)	3,201,797	1,179,051	(1,333,389)
Cash and cash equivalents, beginning of period	318,091	—	3,201,797	4,380,848
Cash and cash equivalents, end of period	$ —	$ 3,201,797	$ 4,380,848	$ 3,047,459
Supplemental disclosure of cash flow information:				
Cash paid for interest	$ 1,151,409	$ 1,518,517	$ 1,648,466	$ 1,252,460
Supplemental schedule of non-cash investing and financing activities:				
Investment in affiliate acquired through note payable	$ —	$ 365,500	$ —	$ —
Capital lease obligation incurred for property and equipment	—	—	731,881	176,660

See accompanying notes to combined financial statements.

APL HEALTHCARE GROUP, INC. AND AFFILIATES
Notes to Combined Financial Statements
December 31, 1996, 1997 and 1998 and September 30, 1999

Note 1 — Organization

The accompanying combined financial statements include the accounts of APL Healthcare Group, Inc. ("APL"), Robert R. Belliveau, M.D., Thorne J. Butler, M.D., Associated Pathologists, Chartered ("APC") and APL Properties, LLC ("APL Properties") (collectively "the Company"). These entities are combined for financial statement purposes as all three entities are under common voting control.

APL is a medical laboratory located in Las Vegas, Nevada. APL was incorporated in Nevada in 1965. APL provides esoteric, specialty and routine testing to hospitals, physicians and other laboratories. APL's services are used by healthcare providers in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. Approximately 90 percent of APL's business is with customers in Nevada.

APC is a privately held professional services firm incorporated in Nevada in 1968. APC currently provides pathology services to acute care hospitals primarily in Nevada and to APL.

APL Properties was formed by six shareholders of APC in 1997 and owns the building that APL occupies in Las Vegas, Nevada. APL Properties leases the building to APL and collects rental income.

On October 13, 1999, the Company completed a securities purchase agreement with another independent laboratory company whereby the Company sold all of its capital stock for approximately $105.2 million plus ten percent of the equity of the combined new company. The transaction was effected through receipt of approximately $54.3 million in cash, repayment of all existing debt of approximately $17.8 million (except for a note payable to Bank of America with a balance of approximately $3.5 million at September 30, 1999), receipt of cash placed in escrow of $10.0 million, issuance of $17.5 million of subordinated promissory notes, and the issuance of approximately 2.2 million shares of the acquiror's, common stock to the stockholders.

Note 2 — Summary of Significant Accounting Policies

(a) *Principles of Combination*

All significant intercompany accounts and transactions have been eliminated in combination.

(b) *Net revenue*

The Company operates in one reportable segment, the medical laboratory industry. Revenue from laboratory tests is recorded at the time the tests are resulted and is reported at the estimated net realizable amounts from patients, third party payors and others for services rendered. The Company is reimbursed for services under fee schedules, contractual and other payor arrangements. Adjustments to the estimated net realizable amounts are based on final payments from third party payors. Revenue from laboratory directorship services is recorded as earned under contractual arrangements with hospitals.

Losses under laboratory testing contracts with managed care organizations are recognized when it is probable that the expected future costs under a contract will exceed the anticipated future revenues from the contract. During 1995, 1996 and 1999, the Company recorded losses of $11,845,252, $201,872 and $1,046,966, respectively, associated with three managed care contracts. The Company did not record any losses on laboratory testing contracts during 1997 or 1998. The unamortized balance of these accrued losses totaled $5,412,377, $2,774,472 and $1,872,982 at December 31, 1997 and 1998, and September 30, 1999, respectively.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents are comprised of cash in banks and highly liquid investments with original maturities of three months or less.

(d) *Fair Value of Financial Instruments*

The carrying amounts of accounts receivable, other assets, accounts payable and accrued expenses approximate their fair market values as of December 31, 1997 and 1998 and September 30, 1999, due to the relatively short duration of these financial instruments. The carrying amounts of the Company's indebtedness approximate their fair values as of December 31, 1997 and 1998 and September 30, 1999 as they bear interest at rates that approximate market rates.

(e) *Accounts Receivable*

Accounts receivable include billed and unbilled revenue for testing performed and are presented net of allowances for doubtful accounts and contractual allowances. The allowance for doubtful accounts is an estimate based upon actual historical trends and management's judgment.

(f) *Property, Plant and Equipment*

Property, plant and equipment are stated at cost, or if acquired under capital leases, at the present value of the future minimum lease payments. Depreciation and amortization are computed using the straight-line method. The estimated useful lives are as follows:

	Estimated useful lives
Building	39 years
Laboratory equipment	5-12 years
Computer equipment	5-7 years
Leasehold improvements	10 years
Furniture and fixtures	5-12 years
Software	3-5 years
Transportation equipment	3-5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of property, plant and equipment, are charged directly to expense. Equipment under capital leases is amortized over the estimated useful lives or the term of the lease, if shorter.

(g) *Inventory*

Inventory consists principally of purchased laboratory and medical supplies and is stated at the lower of cost (first-in, first-out method) or market value.

(h) *Intangible Assets*

Intangible assets, consisting of goodwill and noncompete agreements, are carried at cost and are amortized on a straight-line basis over 5 years. The Company evaluates the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted operating cash flows of the acquired operation.

(i) *Investment in Affiliate*

The Company records its 49 percent owned investment in affiliate on the equity method of accounting.

(j) *Income Taxes*

APL

Income taxes are accounted for in accordance with Financial Accounting Standards Board Statement No. 109 ("Statement 109") for the years ended December 31, 1996 and 1997. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Effective July 1, 1998, APL changed its tax status from a taxable to a non-taxable enterprise (C to an S Corporation). Under Statement 109, deferred tax assets and liabilities are eliminated when a taxable enterprise becomes a non-taxable enterprise. The effect of eliminating the deferred tax assets was charged to income tax expense upon conversion.

APC

For all periods presented in the accompanying combined financial statements, APC is considered an S Corporation as defined under certain sections of the Internal Revenue Code. Accordingly, the accompanying combined financial statements do not include a provision for income taxes for APC.

APL Properties

For all periods presented in the accompanying combined financial statements, APL Properties is a partnership; as such, all income tax attributes are passed through to the partners. Accordingly, the accompanying combined financial statements do not include a provision for income taxes for APL Properties.

(k) *Accounting for Stock Based Compensation*

The Company accounts for stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees.*

(l) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 — Property, Plant and Equipment

Property, plant and equipment consists of the following:

| | December 31, | | September 30, |
	1997	1998	1999
Land	$ 491,347	$ 491,347	$ 491,347
Building	3,122,153	3,099,768	3,099,768
Laboratory equipment	6,500,249	6,624,648	7,128,700
Computer equipment	3,739,763	4,513,933	4,916,611
Leasehold improvements	2,048,610	3,049,219	3,310,803
Furniture and fixtures	1,396,179	1,435,907	1,622,038
Software	947,222	1,387,263	1,589,333
Transportation equipment	1,060,778	1,225,454	1,251,396
	19,306,301	21,827,539	23,409,996
Less accumulated depreciation and amortization (including amounts applicable to property and equipment acquired under capital leases of $175,948, $280,009 and $352,318 at December 31, 1997 and 1998 and September 30, 1999, respectively	10,142,722	11,313,003	13,087,749
	$ 9,163,579	$10,514,536	$10,322,247

Note 4 — Investment in Affiliate

During 1997, the Company purchased a 49 percent share in LMC Laboratory Sciences, LLC ("LMC LLC") from LMC Laboratories, Inc. ("LMC Inc."). LMC Inc. owns the remaining 51 percent share of LMC LLC and has full voting control of LMC LLC.

The Company paid $175,000 in cash and signed a secured promissory note for $365,500 to LMC Inc. The note is payable in five equal annual installments of $94,900 including interest. The outstanding balance of this note was $365,500, $304,887 and $238,599 at December 31, 1997 and 1998 and September 30, 1999, respectively.

The Company is the exclusive provider of laboratory testing services for LMC LLC. The Company is entitled to a percentage of net revenues billed from LMC LLC for testing services provided as well as 49 percent of the net income from LMC LLC. Revenue earned by the Company for performing laboratory testing services totaled $337,054, $430,096 and $369,103 in 1997, 1998 and 1999, respectively. The Company received a distribution of $0 in 1997, $29,830 in 1998 and $27,004 in 1999 for its 49 percent interest in the net income of LMC LLC. The Company recorded this distribution as revenue in the accompanying combined financial statements. The Company has a liability recorded of $22,382, $30,000 and $50,000 at December 31, 1997 and 1998 and September 30, 1999, respectively, to LMC LLC for testing revenues earned but not remitted to LMC LLC. The Company is amortizing its investment in LMC LLC over the 10 year term of the agreement. The investment, classified separately on the balance sheet, was $513,950, $459,850 and $419,344 at and December 31, 1997 and 1998 and September 30, 1999, respectively.

Note 5 — Intangible Assets

Intangible assets consist of the following at December 31:

	December 31,		September 30,
	1997	1998	1999
Goodwill	$135,773	$135,773	$135,773
Non-compete	20,000	20,000	20,000
	155,773	155,773	155,773
Less accumulated amortization	71,809	100,336	120,703
Intangible assets, net	$ 83,964	$ 55,437	$ 35,070

Note 6 — Notes Payable and Capital Lease Obligations

Notes payable and capital lease obligations consist of the following:

	December 31,		September 30,
	1997	1998	1999
Note payable to Bank of America; monthly payments of $31,425 including interest at 8.39%; remaining principal balance plus remaining interest due May 1, 2007; collateralized by certain real property and the personal guarantee of the stockholders	$ 3,616,572	$ 3,544,495	$ 3,479,150
Non-revolving line of credit with term repayment option with Bank of America for up to $3.5 million bearing interest at LIBOR plus 2% payable monthly (7.31% at September 30, 1999); monthly principal payments of $58,333 beginning December 10, 1999, and remaining principal balance plus remaining interest due November 10, 2004; collateralized by receivables, equipment, furniture and the personal guarantee of the stockholders	—	1,319,689	3,166,299
Note payable to Bank of America; monthly payments of $198,945 through July 1, 2000 including interest at 7.25%; monthly payments decrease to $142,150, $103,315 and $69,400 on August 1, 2000, September 1, 2001 and September 1, 2002, respectively; remaining principal balance plus remaining interest due August 1, 2003; collateralized by receivables, equipment, furniture, and the personal guarantee of the stockholders	—	6,738,258	5,271,119

	December 31,		September 30,
	1997	1998	1999
Non-revolving line of credit with term repayment option with Bank of America for up to $2 million; monthly payments of $41,760 including interest at lender's reference rate plus .5% (9% at December 31, 1997); remaining principal balance plus remaining interest due July 1, 2001; collateralized by receivables, equipment, furniture and the personal guarantee of the stockholders. On September 30, 1998, this facility was deleted and refinanced into the 7.25% note payable described above	1,500,875	—	—
Note payable to Bank of America; monthly payments of $64,100 including interest at lender's reference rate plus .5% (9% at December 31, 1997); remaining principal balance plus remaining interest due June 30, 2000; collateralized by receivables, equipment, furniture and the personal guarantee of the stockholders. On September 30, 1998, this facility was deleted and refinanced into the 7.25% note payable described above	1,643,230	—	—
Non-revolving line of credit with term repayment option with Bank of America for up to $2.5 million; monthly payments of $52,200 including interest at lender's reference rate plus .5% (9% at December 31, 1997); remaining principal balance plus remaining interest due August 1, 2002; collateralized by receivables, equipment, furniture and the personal guarantee of the stockholders. On September 30, 1998, this facility was deleted and refinanced into the 7.25% note payable described above	1,741,906	—	—
Non-revolving line of credit with term repayment option with Bank of America for up to $3.5 million bearing interest at lender's reference rate plus .25% (8.75% at December 31, 1997); monthly principal payments of $72,660 beginning September 1, 1998 and remaining principal balance plus remaining interest due August 1, 2003; collateralized by receivables, equipment, furniture and the personal guarantee of the stockholders. On September 30, 1998, this facility was deleted and refinanced into the 7.25% note payable described above	1,095,053	—	—

| | December 31, | | September 30, |
	1997	1998	1999
Note payable to GE Capital; monthly payments of $39,228 including interest at 30 day commercial paper rate plus 2.36% (8.26% at December 31, 1997); remaining principal balance plus remaining interest due December 31, 1998; collateralized by equipment and the personal guarantee of the stockholders	427,152	—	—
Note payable to GE Capital; monthly payments of $10,064 including interest at 30 day commercial paper rate plus 2.36% (7.8% at December 31, 1998); remaining principal balance plus remaining interest due August 29, 1999; collateralized by equipment and the personal guarantee of the stockholders	187,122	86,512	—
Note payable to GE Capital; monthly payments of $15,098 including interest at 30 day commercial paper rate plus 2.36% (7.8% at December 31, 1998); remaining principal balance plus remaining interest due August 4, 1999; collateralized by equipment and the personal guarantee of the stockholders	280,914	116,359	—
Note payable to GE Capital; monthly payments of $9,966 including interest at 7.875%; remaining principal balance plus remaining interest due June 23, 2003; collateralized by equipment	—	442,925	387,209
Note payable to LMC Laboratories, Inc.; annual payments of $94,900; imputed interest at 9%; remaining principal balance due June 1, 2002; collateralized by a security interest in the Company's ownership in LMC LLC.............	365,500	304,887	238,599
Note payable to a former stockholder; monthly payments of $3,126 including interest at prime (7.75% at December 31, 1998); remaining principal balance plus unpaid interest due January 1999	166,490	147,298	—
Note payable to Premium Financing Specialists; monthly payments of $54,326 including interest at 7.76%; remaining principal balance plus unpaid interest due January 2000......................	51,141	53,934	213,949

	December 31,		September 30, 1999
	1997	1998	
Various capital lease obligations for equipment; monthly payments totaling $47,068 at September 30, 1999 with interest at rates ranging from 7.5% to 10%; remaining principal balance plus unpaid interest with varying maturity dates through June 1, 2004	785,503	725,755	524,718
	11,861,458	13,480,112	13,281,043
Less current installments	3,442,089	2,897,835	3,020,979
	$ 8,419,369	$10,582,277	$10,260,064

Notes payable to stockholders consists of the following:

	December 31,		September 30, 1999
	1997	1998	
Notes payable to various stockholders; monthly payments totaling $289,522 with interest at rates ranging from 7% to 9%; remaining principal balance plus unpaid interest with varying maturity dates through 2003; subordinated to Bank of America debt; personally guaranteed by stockholders	$5,934,999	$8,964,026	$6,981,528
Less current installments	2,029,104	2,568,606	2,323,962
	$3,905,895	$6,395,420	$4,657,566

On October 13, 1999, all notes payable, except for the note payable to Bank of America in the amount of $3,479,150, were paid off in conjunction with the purchase agreement. The note payable agreement with Bank of America is subject to financial covenants. At September 30, 1999, the Company was in compliance with these covenants.

Maturities of the remaining notes payable and capital lease obligations are as follows:

	Notes payable	Capital leases
Three months ending December 31, 1999	$ 21,532	$ 36,039
Years ending December 31:		
2000	90,777	162,302
2001	98,693	128,922
2002	107,299	115,489
2003	116,656	121,047
Thereafter	3,044,193	34,823
	3,479,150	598,622
Less interest	—	73,904
	$3,479,150	$524,718

Line of Credit

As of December 31, 1997 and 1998 and September 30, 1999, the Company had a $1.5 million revolving line of credit with Bank of America. The agreement bears interest at prime plus .5 percent and is available through December 31, 1999. The weighted average interest rate was 8.96 percent, 8.81 percent and 8.75 percent at December 31, 1997 and 1998 and September 30, 1999, respectively. At December 31, 1997 and 1998, there was no balance outstanding on the line of credit. At September 30, 1999 there was an outstanding balance of $1,179,923 on the line of credit.

Note 7 — Accrued Expenses

Accrued expenses consists of the following at:

	December 31, 1997	December 31, 1998	September 30, 1999
Accrued salaries, bonus, and payroll withholding	$4,943,634	$4,337,547	$3,840,926
Accrued sick leave and vacation	2,390,970	2,754,374	3,038,479
Accrued expenses and other	1,844,667	2,634,788	2,593,126
Total accrued expenses	$9,179,271	$9,726,709	$9,472,531

Note 8 — Lease Commitments

The Company leases various equipment and office space under noncancelable lease arrangements expiring at various dates through June 1, 2004.

Future minimum lease payments under these noncancelable operating leases are as follows:

Three months ending December 31, 1999	$ 250,570
Year ending December 31:	
2000	796,468
2001	597,291
2002	728,515
2003	114,905
Thereafter	50,095
	$2,537,844

Total rent expense under all operating leases was $1,791,584, $858,667 and $1,084,673 for the years ended December 31, 1996, 1997 and 1998, respectively and $1,041,600 for the nine months ended September 30, 1999.

The Company has entered into certain non-cancelable agreements in connection with certain capital leases that specify minimum monthly payments for maintenance and reagent supplies. Future payments under these non-cancelable agreements are as follows:

Three months ending December 31, 1999	$ 368,549
Year ending December 31:	
2000	1,254,467
2001	802,974
2002	793,734
2003	660,833
Thereafter..	99,139
	$3,979,696

During the years ended December 31, 1996, 1997 and 1998, the Company incurred expenses under these agreements of $761,300, $900,539, and 1,552,648, respectively and $1,407,963 for the nine months ended September 30, 1999.

Note 9 — Employee Benefit Plan

The Company sponsors a 401(k) plan for the benefit of all qualified employees. Profit sharing contributions to the plan are discretionary and are determined annually by the Board of Directors. Contributions for the years ended December 31, 1996, 1997 and 1998 were $516,486, $582,555, and $593,347, respectively, and $495,641 for the nine months ended September 30, 1999.

Note 10 — Income Tax Expense

For all periods presented, APC has elected to be taxed as an S Corporation as defined under certain sections of the Internal Revenue Code, which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of APC's items of income, deductions, losses and credits. As a result of this election, no income taxes on APC's book income have been recognized in the accompanying combined financial statements.

For all periods presented, APL Properties is a partnership; as such, all income tax attributes are passed through to the partners. Accordingly, no income taxes have been recognized in the accompanying combined financial statements.

APL is taxed as a C Corporation for the years ended December 1996 and 1997 and as a result, income tax expense and deferred tax assets and liabilities have been recognized in the accompanying combined financial statements. For the year ended December 31, 1998, APL had a change in tax status converting from a taxable to a nontaxable enterprise (C to an S Corporation), effective July 1, 1998. APL was in a net deferred tax asset position at the date of the change in tax status and recognized a charge to income tax expense of $3,037,354 in 1998 as a result of eliminating its net deferred tax assets.

Income tax expense consists of the following:

	1996	1997	1998
Federal	$639,178	$931,050	$2,619,306
State	—	—	—
	$639,178	$931,050	$2,619,306

	1996	1997	1998
Current	$ 33,098	$322,233	$ (418,048)
Deferred	606,080	608,817	3,037,354
Total	$639,178	$931,050	$2,619,306

A reconciliation of tax expense computed at the statutory federal tax rate of 34 percent on income from continuing operations before income taxes to the actual income tax expense is as follows:

	1996	1997	1998
Tax provision computed at the statutory rate	$2,360,854	$ 2,780,689	$ 2,336,286
Intangibles amortization and other book expenses not deductible for tax purposes	13,960	17,866	10,351
Income from non-taxable entities combined	(1,735,636)	(1,867,505)	(2,764,683)
Elimination of APL's deferred tax assets due to change in tax status from a taxable to non-taxable enterprise	—	—	3,037,354
Total income tax expense	$ 639,178	$ 931,050	$ 2,619,308

Deferred income taxes reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax (assets) and liabilities are as follows:

	1997
Deferred tax assets:	
Accrued vacation	$ (142,344)
Accrued sick pay	(316,572)
Bad debts	(172,513)
Accrued loss on capitated contracts	(1,826,831)
Other	(468,355)
Total deferred tax assets	(2,926,615)
Deferred tax liabilities:	
Accelerated depreciation	41,974
Lease payments	19,853
Total deferred tax liabilities	61,827
Net deferred tax assets	$(2,864,788)

The valuation allowance on deferred tax assets and liabilities is $0 at December 31, 1997 due to available qualified tax planning strategies and the Company's projection of future taxable income.

Note 11 — Insurance

(a) *Self Insurance*

The Company is self-insured for medical claims for certain of its employees and for workers compensation up to predetermined amounts. For claims in excess of those amounts, the Company carries certain individual and aggregate stop-loss reinsurance policies. In order to qualify to participate in a self-insured workers compensation program, the Company has provided a $2,500,000 letter of credit in favor of the State of Nevada. The Company also has provided a $120,000 surety bond in favor of the workers compensation carrier.

The Company has accrued $213,000, $360,125 and $465,729 at December 31, 1997 and 1998 and September 30, 1999 respectively, for incurred but not reported medical claims. The Company has accrued $65,805, $73,685 and $71,256 at December 31, 1997 and 1998, and September 30, 1999, respectively, for estimated workers compensation liabilities.

(b) *Medical Malpractice*

The Company has a claims-made professional insurance policy and an occurrence basis general liability insurance policy to cover medical malpractice claims and other incidents. On the professional insurance policy, for the years ended December 31, 1997, 1998 and the nine months ended September 30, 1999 the Company was insured for individual claims up to $1,000,000 with a total annual aggregate of up to $5,000,000. Also, for the years ended December 31, 1997, 1998 and the nine months ended September 30, 1999, the Company had excess insurance in the amount of $15,000,000 per loss event with an aggregate of $15,000,000. On the general insurance policy, for the years ended December 31, 1997, 1998 and the nine months ended September 30, 1999, the Company was insured $1,000,000 per occurrence with a total annual aggregate of up to $2,000,000. Also, for the years ended December 31, 1997, 1998 and the nine months ended September 30, 1999, the Company had excess insurance in the amount of $18,000,000 per loss event with an aggregate of $18,000,000.

There are known claims and incidents that may result in the assertion of additional claims, as well as claims from unknown incidents that may be asserted arising from services provided to clients. No accrual for possible losses attributable to incidents that may have occurred but that have not been reported to the Company or insurance carrier has been made in the accompanying combined financial statements because management believes such amounts would be immaterial.

The Company has provided two letters of credit in the amounts of $150,000 and $100,000 in favor of the insurance carriers.

Note 12 — Concentrations of Credit Risk

The Company grants credit without collateral to its customers, which are comprised primarily of patients, health care providers, Medicare and other health plans. The mix of receivables from patients and third party payors at December 31, 1997 and 1998 and September 30, 1999 was as follows:

	December 31, 1997	1998	September 30, 1999
Medicare	8%	9%	8%
Valley Health System....................................	6	6	3
Private insurers	25	21	22
All others (none greater than 10%)	61	64	67
	100%	100%	100%

Note 13 — Stockholders' Deficit

(a) Common Stock

APL

Prior to June 30, 1998, APL had authorized 25,000 shares of Class A, voting common stock having a $1 par value per share. On June 30, 1998, the Company amended and restated its Articles of Incorporation in order to effect a plan of recapitalization in conjunction with its election to switch from a "C" Corporation to an "S" Corporation for federal income tax purposes.

The amended Articles of Incorporation authorized the following shares, all with a par value of $1; Class A-1, voting: 1,000 shares, Class A-2, non-voting: 23,000 shares, and Class B, non-voting: 1,000 shares. Each outstanding Class A-1 share is entitled to one vote per share on all matters to be voted on by the stockholders of the Company. All share classes have equal rights in all distributions either declared by the Board of Directors or upon dissolution of the Company. The recapitalization was effected by issuing one Class A-1 share plus 99 Class A-2 shares for each 38.5714 existing common shares. After the recapitalization, there were 60 Class A-1 shares and 5,940 Class A-2 shares outstanding.

The Company had a buy-sell agreement with its stockholders. In the event of the death of a stockholder or termination of employment, the remaining stockholders have the right to purchase all of the shares of the deceased or terminated stockholder. However, if the remaining stockholders do not agree to purchase the shares, then the Company shall purchase all of the shares. The price to be paid for such shares is based upon a multiple of annual revenue as defined in the agreement.

APC

APC has authorized 2,500 shares of common stock having no par value. The common shares may only be issued to an individual who is licensed to practice medicine in the State of Nevada.

(b) Restricted Stock

The Company granted 429 Class B common shares to two executives on January 1, 1998. The shares are subject to forfeiture if employment terminates prior to the end of the prescribed vesting period, which is seven years. The fair value of the shares granted was determined to be the redemption amount outlined in the employment agreements with the two executives. The redemption amount of the stock is calculated on January 1 of each year. The fair value of the stock is calculated as $7,582,255 and $2,615,357 on January 1, 1998 and January 1, 1999, respectively. The fair value is recorded as deferred compensation and is being amortized to selling, general, and administrative expenses as earned over a seven-year vesting period.

Note 14 — Dividends

Dividends payable of $308,750 at September 30, 1999 represents dividends declared in September 1999 but not paid until October 1999 by APC. There were no dividends payable at December 31, 1997 or 1998.

APC declared dividends of $5,502,400, $6,047,000, and $9,360,912 in the years ended December 31, 1996, 1997, and 1998, respectively and $1,208,750 for the nine months ended September 30, 1999. Dividends per share were $13,965, $15,348 and $23,759 in 1996, 1997 and 1998, respectively, and $3,068 for the nine months ended September 30, 1999.

APL declared dividends of $600,000 in 1998. Dividends per share were $88 in 1998. APL declared no dividends in 1996, 1997 or 1999.

Note 15 — Sale of Certain Intangibles

On May 31, 1996, the Company sold certain intangible assets of the clinical veterinary laboratory practice to an unrelated party for approximately $1,800,000 in cash. The assets sold included customer account lists, patient lists and potential patient lists, and other proprietary information used in conjunction with the veterinary lab practice. The gain on sale of $1.8 million was included in other income in 1996.

Note 16 — Commitments and Contingencies

On September 15, 1997, the Company was served with a subpoena from the United States Attorney's Office for the District of Arizona requesting numerous business documents relating to the Company's operations since 1990. The information sought by the government as well as conversations with the United States Attorney's Office indicate that the government is investigating the manner in which the Company added certain tests to test profiles and panels, the information supplied to physician customers about such test add-ons, and the manner in which such test add-ons and profiles were billed to government health care programs such as Medicare, Medicaid, and Champus. The Company has provided to the government all documents requested in the subpoena. On December 16, 1998, the government disclosed to the Company through legal counsel that the investigation arises out of a complaint filed in the United States District Court under the qui tam provisions of the False Claims Act. The Company has not yet been served with the complaint and is awaiting a decision by the United States Attorney's Office as to whether they will intervene. The Company plans to vigorously defend itself should a complaint be served and believes that the ultimate outcome of this complaint will not have a material adverse effect on the Company's financial position.

The Company is involved in legal actions and disputes arising in the ordinary course of business. With respect thereto, the Company believes that it has adequate legal defenses and insurance coverage and believes that their ultimate outcome will not have a material adverse effect on the Company's financial position.

AML®

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, to be paid by the Registrant.

SEC registration fee	$	30,360
National Association of Securities Dealers, Inc. filing fee		12,000
Nasdaq National Market listing fee		*
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Trustee fees		*
Miscellaneous		*
Total	$	*

* To be included by amendment

Item 14. Indemnification of Directors and Officers.

The registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The registrant's Certificate of Incorporation and By-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law. Registrant maintains a policy of directors and officers liability insurance covering certain liabilities incurred by its directors and officers in connection with the performance of their duties.

Item 15.   Recent Sales of Unregistered Securities.

During the last three years, AML has issued the following securities without registration under the Securities Act of 1933 as amended (the "Securities Act"):

On October 13, 1999, Golder, Thoma, Cressey, Rauner Fund V, L.P. and certain members of management and their affiliates acquired a total of 18,519,477 shares of common stock in exchange for an equal number of shares of common stock of AML Inc. and 1,491 shares of preferred stock in exchange for an equal number of shares of preferred stock of AML Inc.

On October 13, 1999, the sellers of APL acquired a total of 2,151,719 shares of common stock subordinated promissory notes in the aggregate principal amount of $17.5 million as a portion of the purchase price of APL.

During the last three years, certain employees acquired a total of 198,008 shares of common stock for $.02 per share for an aggregate purchase price of $3,960.16 through the exercise of stock options.

The sales and issuances listed above were deemed exempt from registration under the Securities Act by virtue of Section 4(2) and Rule 701 thereof. Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the prospectus, which forms a part of this registration statement.

Item 16.   Exhibits and Financial Statement Schedules.

(a) Exhibits.

Reference is made to the attached Exhibit Index.

(b) Financial Statement Schedules.

The following financial statement schedules for the three years ended December 31, 1999 are included in this registration statement.

Item 17.   Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424 (b) (1) or (4) or 497

(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chantilly, State of Virginia, on September 29, 2000.

American Medical Laboratories, Incorporated

By: /s/ TIMOTHY J. BRODNIK

Name: Timothy J. Brodnik

Title: Chairman, President and

Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy J. Brodnik, Steve R. Pierce and Alvin Ezrin, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * * *

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacity and on the dates indicated:

Signature	Title(s)	Date
/s/ TIMOTHY J. BRODNIK Timothy J. Brodnik	Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director	September 29, 2000
/s/ STEVE R. PIERCE Steve R. Pierce	Chief Financial Officer (Principal Financial Officer)	September 29, 2000
/s/ ROBERT C. LOW Robert C. Low	Controller (Principal Accounting Officer)	September 29, 2000
/s/ JERROLD L. GLICK Jerrold L. Glick	Director	September 29, 2000

Signature	Title(s)	Date
/s/ BRUCE V. RAUNER	Director	September 29, 2000
Bruce V. Rauner		
/s/ DONALD J. EDWARDS	Director	September 29, 2000
Donald J. Edwards		

EXHIBIT INDEX

Exhibit No.	Description
**1.1	Form of Underwriting Agreement.
**3.1	Amended and Restated Certificate of Incorporation of AML.
**3.2	Amended and Restated By-Laws of AML.
**4.1	Form of certificate representing shares of Common Stock.
**4.2	Credit Agreement dated October 13, 1999, by and among AML and the lender banks named therein.
**5.1	Opinion of Kirkland & Ellis.
**10.1	Form of AML 2000 Equity Incentive Plan.
**10.2	Senior Management Agreement dated May 2, 1997, among AML and Timothy J. Brodnik.
**10.3	Senior Management Agreement, dated May 2, 1997, among AML and John E. Bergstrom.
**10.4	Stockholders Agreement, dated May 2, 1997, among AML and certain AML stockholders.
**10.5	Registration Agreement, dated May 2, 1997, among AML and certain AML stockholders.
**10.6	Professional Services Agreement, dated May 2, 1997, among AML and Golder, Thoma, Cressey, Rauner Fund V, L.P.
**10.7	Consulting and Non-Competition Agreement, dated May 2, 1997, among AML and Jerrold L. Glick.
**10.8	Stock Pledge Agreements, dated May 2, 1997, among AML and each person set forth on the Schedule of Glick Investors attached thereto.
**10.9	Stock Pledge Agreement, dated May 2, 1997, among AML and Timothy J. Brodnik.
**10.10	Stock Pledge Agreement, dated May 2, 1997, among AML and John E. Bergstrom.
**10.11	Stock Redemption and Loan Agreement, dated April 7, 1999, among AML and Timothy Brodnik.
**10.12	Loan Agreement, dated April 7, 1999, among AML and the persons set forth on the Schedule of Investors attached thereto.
**10.13	Loan Agreement, dated April 7, 1999, among AML and John E. Bergstrom.
**10.14	Stock Pledge Agreement, dated April 7, 1999, among AML and the persons set forth on the Schedule of Glick Investors attached thereto.
**10.15	Stock Pledge Agreement, dated April 7, 1999, among AML and Timothy Brodnik.
**10.16	Stock Pledge Agreement dated April 7, 1999, among AML and John E. Bergstrom.
**10.17	Stock Redemption Agreement, dated May 5, 1999 among AML and Golder, Thoma, Cressey, Rauner Fund V, L.P.
**10.18	Stock Redemption and Loan Agreement, dated August 31, 1999, among AML and John E. Bergstrom.
**10.19	Stock Pledge Agreement, dated August 31, 1999, among AML and John E. Bergstrom.
**10.20	Employment Agreement, dated October 13, 1999, among APL and John P. Schwartz.
**10.21	Employment Agreement, dated October 13, 1999, among APL and Craig Shanklin.
**10.22	Form of Subordinated Notes, issued October 13, 1999, to Sellers of APL.

Exhibit No.	Description
**10.23	Practice Management Agreement, dated October 13, 1999 among APL and Robert R. Belliveau, M.D., Thorne J. Butler, M.D.k, Associated Pathologists, Chartered.
**11.1	Statement Regarding Computation of Earnings Per Share.
**21.1	Subsidiaries.
23.1	Consent of KPMG LLP.
**23.3	Consent of Kirkland & Ellis (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II to the Registration Statement).
27.1	Financial Data Schedule.

** To be filed by Amendment.

† The Registrant agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

American Medical Laboratories, Incorporated
Valuation and Qualifying Accounts
(Amounts in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Six months ended June 30, 2000 (unaudited):				
Allowance for bad debts	$1,314	$6,710	$5,761	$2,263
Year ended December 31, 1999:				
Allowance for bad debts	904	4,817	4,407	1,314
Year ended December 31, 1998:				
Allowance for bad debts	755	2,259	2,110	904
Period May 2, 1999 to December 31, 1999:				
Allowance for bad debts	—	1,530	775	755

APL Healthcare Group, Inc. and Affiliates
Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Nine months ended September 30, 1999:				
Allowance for bad debts	$3,037,295	$8,850,311	$6,697,403	$5,190,203
Year ended December 31, 1998:				
Allowance for bad debts	2,443,085	8,846,141	8,251,931	3,037,295
Year ended December 31, 1997:				
Allowance for bad debts	1,808,595	7,978,911	7,344,421	2,443,085
Year ended December 31, 1996:				
Allowance for bad debts	1,317,526	7,173,235	6,682,166	1,808,595